As filed with the Securities and Exchange Commission on April 24, 2026

Securities Act File No. 333-265566
Investment Company Act File No. 811-23658

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM N-2

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☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ PRE-EFFECTIVE AMENDMENT NO.

☒ POST-EFFECTIVE AMENDMENT NO. 8

☒ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒ AMENDMENT NO. 13

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Forum Real Estate Income Fund
Registrant Exact Name as Specified in Charter

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240 Saint Paul Street, Suite 400
Denver, CO 80206
Address of Principal Executive Offices

Tel: (303) 501-8860
Registrant’s Telephone Number

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Darren Fisk
Forum Capital Advisors LLC
240 Saint Paul Street, Suite 400
Denver, CO 80206
Tel: (303) 501-8860
Fax: (303) 296-4212
Name and Address of Agent for Service

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COPIES TO:

Kelley A. Howes
Morrison & Foerster LLP
370 17th Street, Suite 4200
Denver, CO 80202
Tel: (303) 592-2237

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APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED PUBLIC OFFERING:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

☐ Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒ Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐ Check box if this Form is a registration statement pursuant to General Instruction A.2. or a post-effective amendment thereto.

☐ Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐ Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐ when declared effective pursuant to Section 8(c) of the Securities Act.

☐ immediately upon filing pursuant to paragraph (b) of Rule 486.

☒ on April 30, 2026 pursuant to paragraph (b) of Rule 486.

☐ 60 days after filing pursuant to paragraph (a) of Rule 486.

☐ on (date) pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:

☐ This amendment designates a new effective date for a previously filed registration statement.

☐ This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:______.

☐ This Form is filed to register additional securities for an offering pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:______.

☐ This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:_______.

Check each box that appropriately characterizes the Registrant:

☒ Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)

☐ Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☒ Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act)

☐ A.2 Qualified (qualified to register securities pursuant to General Instruction A.2. of this Form).

☐ Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐ Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐ If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐ New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

Forum Real Estate Income Fund SHARE CLASSES: CLASS K | CLASS I | CLASS M | FOUNDERS PROSPECTUS DATED APRIL 30, 2026

Forum Real Estate Income Fund (the “Fund”) is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as a non-diversified, closed-end management investment company. The Fund operates as an interval fund pursuant to Rule 23c-3 under the Investment Company Act and has adopted a fundamental policy to conduct quarterly repurchase offers at net asset value (“NAV”). The Fund’s primary investment objectives are to maximize current income and preserve investor capital, with a secondary focus on long-term capital appreciation.

The Fund concentrates its investments (i.e., invests more than 25% of its assets) in the real estate industry. Under normal circumstances, the Fund will invest at least 80% of its net assets (plus the amount of borrowings for investment purposes) in a portfolio of commercial real estate loans and other real estate related investments located in the United States. Real estate related investments include, but are not limited to, agency and non-agency commercial mortgage-backed securities (“CMBS”), commercial real estate collateralized loan obligations (“CRE CLOs”), preferred equity issued by real estate investment trusts or companies that develop, own and operate commercial real estate assets, mezzanine loans backed by commercial real estate assets, and securities issued by publicly traded real estate investment trusts. To a lesser extent, the Fund may also invest directly in commercial real estate. The categories of commercial real estate underlying the Fund’s investments include, but are not limited to, multifamily, industrial, mixed use, hospitality, office, and retail. The Fund may invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. There are no limits on the Fund’s investments in below investment grade securities.

FREIF Advisors LLC serves as the Fund’s investment adviser (the “Adviser”). The Adviser is an investment adviser registered with the Securities and Exchange Commission (“SEC”) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Fund has elected to be taxed as a “real estate investment trust” (“REIT”) for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended (the “Code”).

The Fund cannot guarantee that it will meet its investment objectives. Investing in the Fund involves a high degree of risk, including the risk that investors could lose some or all of their investment. Before buying any of the Fund’s shares, you should read the discussion of the principal risks of investing in the Fund. See “Risk Factors” beginning on page 28.

	PRICE TO PUBLIC[1]	SALES LOAD	PROCEEDS TO FUND
PER CLASS K SHARE	At current NAV	N/A	Amount invested at current NAV
PER CLASS I SHARE	At current NAV	N/A	Amount invested at current NAV
PER CLASS M SHARE	At current NAV	N/A	Amount invested at current NAV
PER FOUNDERS SHARE	At current NAV	N/A	Amount invested at current NAV

1. Shares will be offered in a continuous offering at the Fund’s then-current NAV per Share. As of April 1, 2026, the NAV per share of Founders Shares was $9.70, the NAV per share of Class I Shares was $9.70 and the NAV per share of Class K Shares was $9.68. Class M Shares were not available for purchase prior to the effective date of this Prospectus (as defined below), and therefore do not have a recent NAV to report.

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This prospectus (the “Prospectus”) applies to the offering of four separate classes of shares of beneficial interests (“Shares”) in the Fund, designated as Class K Shares, Class I Shares, Class M Shares, and Founders Shares. The Shares are offered for sale on a continuous basis at the NAV per Share calculated on each regular business day, which is any day the New York Stock Exchange (NYSE) is open for business. No holder of Shares (each, a “Shareholder”) will have the right to require the Fund to redeem its Shares. The Fund reserves the right to reject a purchase order for any reason.

Foreside Fund Services, LLC (the “Distributor”) acts as the distributor for the Shares. In addition, certain U.S. institutions (including banks, trust companies, brokers and investment advisers) (“Financial Intermediaries”) may be authorized to accept, on behalf of the Fund, purchase orders and repurchase requests placed by or on behalf of their customers and may designate other Financial Intermediaries to accept such orders.

Shareholders do not have the right to redeem their Shares. However, as described below, in order to provide some liquidity to Shareholders, the Fund has elected to implement a quarterly repurchase mechanism. Pursuant to Rule 23c-3 under the Investment Company Act, the Fund has adopted a fundamental policy to conduct quarterly repurchase offers for a portion of its outstanding Shares. Subject to applicable law and approval of the Fund’s Board of Trustees (the “Board”), for each quarterly repurchase offer the Fund currently expects to offer to repurchase 5% of the Fund’s then outstanding Shares at the then applicable NAV per Share. Written notification of each quarterly repurchase offer will be sent to Shareholders at least 21 and no more than 42 days before the repurchase request deadline (i.e., the date by which Shareholders can tender their Shares in response to a repurchase offer) (the “Repurchase Request Deadline”). The date on which the Fund’s NAV applicable to a repurchase offer is calculated will occur no later than 14 days after the Repurchase Request Deadline (or the next business day if the 14th calendar day is not a business day). If a repurchase offer is oversubscribed, Shareholders may only be able to have a portion of their Shares repurchased. There is no assurance that you will be able to tender your Shares when or in the amount that you desire. Subject to Board approval, quarterly repurchases will occur in the months of March, June, September and December. See “Quarterly Repurchase Offers” and “Risk Factors — Repurchase Offers Risk” in this Prospectus and “Fundamental Policies” in the Fund’s statement of additional information (the “SAI”).

The Fund may use leverage to provide additional funds to support its investment activities. The Fund will enter into financing transactions using reverse repurchase agreements, and may also enter into credit agreements and other loan transactions with financial institutions such as banks. Under the Investment Company Act, the Fund’s aggregate amount of indebtedness, regardless of the form it takes, is limited to up to 33⅓% of the Fund’s total assets (including the assets subject to, and obtained with the proceeds of, such indebtedness) immediately after entering into any type of financing transaction. Leverage magnifies volatility and will decrease the Fund’s return if the Fund fails to earn as much on an investment purchased with borrowed funds as it pays for the use of those funds. The Fund’s leverage strategy may not work as planned or achieve its goal. See “Risk Factors — Reverse Repurchase Agreements Risk”, “Risk Factors — Leverage Risk” and “Risk Factors — Leverage Limitations under the Investment Company Act” in this Prospectus.

The Shares are speculative and illiquid securities involving substantial risk of loss. An investment in the Fund is subject to, among others, the following risks:

•     The Shares have no history of public trading, nor is it currently intended that the Shares will be listed on a public exchange or any other trading market in the future. No organized secondary market is expected to develop in the Fund’s Shares; liquidity for the Shares is expected to be provided only through the quarterly repurchase program.

•     You should generally not expect to be able to sell your Shares (other than through the repurchase offer process), regardless of how the Fund performs.

•     Although the Fund has implemented a Share repurchase program, only a limited number of Shares will be eligible for repurchase by the Fund.

•     Although the Fund has implemented a Share repurchase program, Shares will not be redeemable at a Shareholder’s option, nor will they be exchangeable for shares of any other fund. As a result, an investor may not be able to sell or otherwise liquidate his or her Shares.

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•     Shares are appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment and for whom an investment in the Fund does not constitute a complete investment program.

•     Because you will be unable to sell your Shares or have them repurchased immediately, you will find it difficult to reduce your exposure on a timely basis during a market downturn.

•     There is no assurance that the Fund will be able to maintain a certain level of distributions to Shareholders.

The Adviser is responsible for overseeing the management of the Fund’s activities, subject to the oversight of the Board, as described in further detail below. The Adviser has engaged Nuveen Asset Management, LLC to act as the Fund’s non-discretionary sub-adviser (the “Sub-Adviser”) with respect to the Fund’s investments in CMBS. The Sub-Adviser assists the Adviser in identifying and evaluating potential investments for the Fund, executes trades in certain securities under the Adviser’s supervision, and participates in ongoing diligence and monitoring of certain of the Fund’s investments. See “Management of the Fund” for more information about the Adviser and the Sub-Adviser.

This Prospectus provides the information that a prospective investor should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including the SAI dated April 30, 2026, has been filed with the SEC. You may request a copy of the Fund’s SAI and annual and semi-annual reports or other information about the Fund without charge by visiting www.freif.com, writing the Fund at 240 Saint Paul Street, Suite 400, Denver, CO 80206, or by calling toll-free 888-267-1456 or by email to investorrelations@forumig.com. The SAI is incorporated by reference into this Prospectus in its entirety. You can view information about the Fund, including the SAI and other material incorporated by reference into the Fund’s registration statement on the SEC’s website at www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective Shareholders and is not intended to be an active link.

You should not construe the contents of this Prospectus as legal, tax or financial advice. You should consult with your own professional advisers as to legal, tax, financial, or other matters relevant to the suitability of an investment in the Fund.

You should rely only on the information contained in this Prospectus and the SAI. The Fund has not authorized anyone to provide you with different information. You should not assume that the information provided by this Prospectus is accurate as of any date other than the date shown below.

Unless you specifically request paper copies of the Fund’s shareholder reports from the Fund or from your Financial Intermediary, such reports will be made available on the Fund’s website (www.freif.com), and you will be notified by mail each time a report is posted and provided with a website link to access the report. You can request to receive Fund reports in paper free of charge by contacting your financial intermediary or contacting the Fund directly at, 240 Saint Paul Street, Suite 400, Denver, CO 80206, or by calling toll-free 888-267-1456 or by email to investorrelations@forumig.com. Your election to receive reports in paper will apply to all funds held with your Financial Intermediary.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

FORESIDE FUND SERVICES, LLC

Dated April 30, 2026

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Prospectus Summary

This summary does not contain all of the information that you should consider before investing in the shares offered pursuant to this prospectus. Before investing, you should review the more detailed information contained or incorporated by reference in this prospectus and in the SAI, particularly the information set forth under the heading “Risk Factors.”

The Fund and the Shares

Forum Real Estate Income Fund (the “Fund”) is a Delaware statutory trust organized under an Amended and Restated Agreement and Declaration of Trust dated August 1, 2022 (the “Declaration of Trust”). The Fund is registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”) as a closed-end management investment company. The Fund operates as an interval fund pursuant to Rule 23c-3 under the Investment Company Act.

The Fund is non-diversified, which means that under the Investment Company Act, it is not limited in the percentage of its assets that it may invest in any single issuer of securities. The Fund has elected to be taxed as a “real estate investment trust” (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”).

The Fund is an appropriate investment only for those investors who can tolerate a high degree of risk and do not require a liquid investment.

The Fund offers four separate classes (each, a “Class”) of shares of beneficial interest (“Shares”) designated as Class K Shares, Class I Shares, Class M Shares, and Founders Shares. Each Class of Shares is subject to different fees and expenses. The Fund may offer additional Classes of Shares in the future.

Investment Objective and Policies

The Fund’s primary objectives are to maximize current income and preserve investor capital, with a secondary focus on long-term capital appreciation. The Fund’s investment objectives are non-fundamental and may be changed by the Board of Trustees (the “Board”) without Shareholder approval. Shareholders will, however, receive at least 60 days’ prior notice of any change to the Fund’s investment objectives. There can be no assurance the Fund will meet its investment objectives.

Investment Strategies

The Fund concentrates its investments (i.e., invests more than 25% of its assets) in the real estate industry. Under normal circumstances, the Fund will invest at least 80% of its net assets (plus the amount of borrowings for investment purposes) in a portfolio of commercial real estate loans and other real estate-related investments located in the United States. Real estate related investments include, but are not limited to, agency and non-agency commercial mortgage-backed securities (“CMBS”), commercial real estate collateralized loan obligations (“CRE CLOs”), preferred equity issued by REITs or companies that develop, own and operate commercial real estate assets, mezzanine loans backed by commercial real estate assets, and securities issued by publicly traded REITs. To a lesser extent, the Fund may also invest directly in commercial real estate. The categories of commercial real estate underlying the Fund’s investments include, but are not limited to, multifamily, industrial, mixed use, hospitality, office, and retail.

The Fund’s 80% investment policy may be changed by the Board without Shareholder approval. Shareholders will, however, receive at least 60 days’ prior notice of any change to the Fund’s 80% investment policy.

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The Fund may invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are referred to as “high yield” securities and “junk bonds,” have speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value. There are no limits on the Fund’s investments in below investment grade securities. For a further discussion of the Fund’s principal investment strategies, see “Investment Objectives, Policies and Strategies.” In connection with making its investments, the Fund and its Shareholders will be subject to a number of fees and expenses. See “Summary of Fund Expenses.”

Leverage

In pursuing the Fund’s investment objective, the Fund may seek to enhance returns through the use of leverage. The Fund will enter into financing transactions using reverse repurchase agreements, and may also enter into credit agreements and other loan transactions with financial institutions such as banks. Under the Investment Company Act, the Fund’s aggregate amount of indebtedness, regardless of the form it takes, is limited to up to 33⅓% of the Fund’s total assets (including the assets subject to, and obtained with the proceeds of, such indebtedness) immediately after entering into any type of financing transaction.

Leverage magnifies volatility and will decrease the Fund’s return if the Fund fails to earn as much on an investment purchased with borrowed funds as it pays for the use of those funds. The Fund’s leverage strategy may not work as planned or achieve its goal. See “Investment Objectives, Policies and Strategies — Leverage” and “Risk Factors — Leverage Risk.”

Risk Factors

The Fund is non-diversified and concentrates its investments in the real estate industry. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Fund’s Shares and should be viewed as a long-term investment. An investment in the Fund involves a considerable amount of risk, including the risk of loss of your investment.

Repurchase Offers Risk.    In order to provide liquidity to Shareholders, the Fund will conduct quarterly repurchase offers of between 5% to 25% of its outstanding Shares at net asset value (“NAV”), subject to approval of the Board. The Fund expects to conduct quarterly repurchase offers for 5% of its outstanding Shares under ordinary circumstances. The Fund believes that these repurchase offers are generally beneficial to the Fund’s Shareholders, and repurchases generally will be funded from available cash, cash from the sale of Shares or sales of portfolio holdings. However, the need to fund repurchase obligations will affect the ability of the Fund to be fully invested and could force the Fund to maintain a higher percentage of its assets in liquid investments, which could harm the Fund’s investment performance. Moreover, it is possible that diminution in the size of the Fund through repurchases will result in an increased expense ratio for Shareholders who do not tender their Shares for repurchase, will result in untimely sales of portfolio holdings (with associated imputed transaction costs, which could be significant) and will limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. The Fund will, from time to time, accumulate cash by holding back (i.e., not reinvesting) payments received in connection with the Fund’s investments and cash from the sale of Shares. The Fund believes that it can meet the maximum potential amount of the Fund’s repurchase obligations on a quarterly basis from its holdings in cash and other liquid assets, including CMBS. If, at any time, cash and other liquid assets held by the Fund are not sufficient to meet the Fund’s repurchase obligations, the Fund intends, if necessary, to sell investments or to borrow to finance such obligations. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing the Fund’s expenses and reducing any net investment income.

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If a repurchase offer is oversubscribed, certain officers of the Fund may, if authorized by the Board, determine to increase the amount repurchased by up to 2% of the Fund’s outstanding Shares as of the date of the Repurchase Request Deadline (as defined below) in their discretion. In the event that such officers do not increase the repurchase amount more than the repurchase offer amount, or if Shareholders tender more than the repurchase offer amount plus 2% of the Fund’s outstanding Shares as of the date of the Repurchase Request Deadline, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, Shareholders could be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer. Some Shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular month, thereby increasing the likelihood that proration will occur. Between the Repurchase Request Deadline and the date on which the NAV for tendered Shares is determined, the Fund is subject to market and other risks and the NAV for tendered Shares in a repurchase offer could decline. In addition, the repurchase of Shares by the Fund will generally be a taxable event to the Shareholder tendering its Shares.

Investment and Market Risk.    An investment in the Fund involves a considerable amount of risk. Before making an investment decision, a prospective investor should (i) consider the suitability of this investment with respect to their investment objectives and personal situation and (ii) consider factors such as their personal net worth, income, age, risk tolerance and liquidity needs. An investment in Shares represents an indirect investment in the portfolio of commercial real estate loans and other real estate-related investments owned by the Fund, and the value of these securities and instruments can fluctuate, sometimes rapidly and unpredictably. Accordingly, such investment is subject to investment risk, including the possible loss of the entire principal amount invested. At any point in time, an investment in Shares could be worth less than the original amount invested, even after taking into account distributions paid by the Fund and the ability of Shareholders to reinvest dividends. The Fund will also use leverage, which would magnify the Fund’s investment, market and certain other risks.

The Fund invests in a variety of real estate-related debt and preferred equity investments and is subject to a variety of risks in connection with such investments. Any deterioration of real estate fundamentals generally, and in the United States in particular, could negatively impact the Fund’s performance by making it more difficult for entities in which the Fund invests to satisfy their debt payment obligations, increasing the default risk applicable to such borrowers and/or making it relatively more difficult for the Fund to generate attractive risk-adjusted returns. It is impossible to predict the degree to which economic conditions generally, and the conditions for real estate investing in particular, will improve or will deteriorate. Declines in the performance of the U.S. and global economies, the commercial real estate markets or in the commercial real estate debt markets could have a material adverse effect on the Fund’s investment strategy and performance.

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Risks Relating to Commercial Real Estate Debt Instruments.    Commercial real estate debt instruments (e.g., mortgages, mezzanine loans and preferred equity that are secured by commercial real estate) are subject to risks of delinquency and foreclosure and risks of loss that are greater than similar risks associated with loans made on the security of single-family residential properties. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of the property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Further, certain types of real estate may be adversely affected by changing usage trends, such as office buildings as a result of work-from-home practices and commercial facilities as a result of an increase in online shopping, which could in turn result in defaults and declines in value of mortgage-backed securities secured by such properties.

CRE CLO Risk.    CRE CLOs are subject to the risks of substantial losses due to actual defaults by underlying borrowers, which will be greater during periods of economic or financial stress. CRE CLOs may be adversely impacted due to collateral defaults of subordinate tranches and market anticipation of defaults. The risks of CRE CLOs will be greater if the Fund invests in CRE CLOs that hold loans of uncreditworthy borrowers or if the Fund holds subordinate tranches of a CRE CLO that absorbs losses from the defaults before senior tranches. In addition, CRE CLOs are subject to interest rate risk and credit risk.

Risks Relating to CMBS.    The Fund will invest a portion of its assets in pools or tranches of agency and non-agency CMBS. CMBS are securities that evidence interests in, or are secured by, a single commercial mortgage loan or a pool of commercial mortgage loans. The collateral underlying CMBS generally consists of commercial mortgages on real property that has a multifamily or commercial use, such as retail space, office buildings, warehouse property and hotels.

In a rising interest rate environment, the value of CMBS may be adversely affected when payments on underlying mortgages do not occur as anticipated, resulting in the extension of the security’s effective maturity and the related increase in interest rate sensitivity of a longer-term instrument. The value of CMBS may also change due to shifts in the market’s perception of issuers and regulatory or tax changes adversely affecting the mortgage securities market as a whole. In addition, CMBS are subject to the credit risk associated with the performance of the underlying mortgage properties.

During periods of falling interest rates, the income received by the Fund may decline. In a low or negative interest rate environment, some investors may seek to reallocate assets to other income-producing assets. This may cause the price of such higher yielding instruments to rise, could further reduce the value of instruments with a negative yield, and may limit the Fund’s ability to locate fixed income instruments containing the desired risk/return profile.

Agency CMBS are CMBS that are issued by a U.S. government agency such as the Government National Mortgage Association (“Ginnie Mae”) or a federally chartered corporation such as the Federal National Mortgage Association (“Fannie Mae”) or the Federal Home Loan Mortgage Corporation (“Freddie Mac”).

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Non-agency CMBS are securities that are not issued or guaranteed by a U.S. government agency or federally chartered corporation. Non-agency CMBS are typically issued in multiple tranches whereby the more senior classes are entitled to priority distributions to make specified interest and principal payments on such tranches. Losses and other shortfalls from expected amounts to be received on the mortgage pool are borne by the most subordinate classes, which receive payments only after the more senior classes have received all principal and/or interest to which they are entitled. The credit quality of non-agency CMBS depends on the securitization structure and the credit quality of the underlying mortgage loans, which is a function of factors such as the principal amount of loans relative to the value of the related properties, the mortgage loan terms, such as amortization, market assessment and geographic location, construction quality of the property, and the creditworthiness of the borrowers. Accordingly, non-agency CMBS are subject to the credit risks of the issuers. An unexpectedly high rate of defaults on the loan pool may adversely affect the value of a non-agency security and could result in losses to the Fund.

Risks Relating to Mezzanine Loans.    The mezzanine loans in which the Fund may invest may include loans secured by one or more direct or indirect ownership interests in a company, partnership or other entity owning, operating or controlling, directly or through subsidiaries or affiliates, one or more properties. Although generally not secured by the underlying real estate, mezzanine loans share certain of the characteristics of subordinate loan interests described above. It is expected that the properties owned by such entities are or will be subject to existing mortgage loans and other indebtedness. As with subordinate commercial mortgage loans, repayment of a mezzanine loan is dependent on the successful operation of the underlying properties and, therefore, is subject to similar considerations and risks, including certain of the considerations and risks described herein. Mezzanine loans may also be affected by the successful operation of other properties, the interests in which are not pledged to secure the mezzanine loan. The entity ownership interests securing the mezzanine loans may represent only partial interests in the related real estate company and may not control either the related real estate company or the underlying property. As a result, the effective realization on the collateral securing a mezzanine loan in the event of default may be limited.

Illiquid and Long-Term Investments Risk.    Investment in the Fund requires a long-term commitment, with no certainty of return. A significant portion of the Fund’s investments generally will be in private, illiquid securities, which may be subject to restrictions on resale. There can be no assurance that the Fund will be able to generate returns for Shareholders or that the returns will be commensurate with the risks of investing in the type of transactions and issuers described in this Prospectus. In some cases, the Fund will be legally, contractually or otherwise prohibited from selling certain investments for a period of time or otherwise be restricted from disposing of them, and illiquidity could also result from the absence of an established market for certain investments. The realizable value of a highly illiquid investment, at any given time, could be less than its intrinsic value. In addition, it is anticipated that certain types of investments made by the Fund will require a substantial length of time to liquidate. As a result, from time to time, the Fund will be unable to realize its investment objective by sale or other disposition at attractive prices or will otherwise be unable to complete any exit strategy.

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Fixed-Income Instruments Risk.    The Fund invests in loans and other types of fixed-income instruments and securities. Such investments can be unrated and, whether or not rated, can have speculative characteristics. The market price of the Fund’s investments will change in response to changes in interest rates and other factors. Generally, when interest rates rise, the values of fixed-income instruments fall and vice versa. In typical interest rate environments, the prices of longer-term fixed-income instruments generally fluctuate more than the prices of shorter-term fixed-income instruments as interest rates change.

Interest Rate Risk.    The Fund’s investments will expose the Fund to interest rate risk, meaning that changes in prevailing market interest rates could negatively affect the value of such investments. Factors that can affect market interest rates include, without limitation, inflation, slow or stagnant economic growth or recession, unemployment, governmental monetary policies, and instability in financial markets. The Fund will periodically experience imbalances in the interest rate sensitivities of its assets and liabilities and the relationships of various interest rates to each other. In a changing interest rate environment, the Adviser might not be able to manage this risk effectively. If the Adviser is unable to manage interest rate risk effectively, the Fund’s performance could be adversely affected.

Credit Risk.    The Fund’s investments are subject to the risk of non-payment of scheduled interest or principal by the borrowers with respect to such investments. Such non-payment would likely result in a reduction of income to the Fund and a reduction in the value of the debt investments experiencing non-payment.

Leverage Risk.    The Fund is permitted to obtain leverage through funds borrowed from banks or other financial institutions (i.e., a credit facility) and leverage attributable to reverse repurchase agreements or similar transactions. The Fund will, from time to time, use leverage opportunistically and will choose to increase or decrease its leverage, or use different types or combinations of leveraging instruments, at any time based on the Fund’s assessment of market conditions and the investment environment. Use of leverage creates an opportunity for increased income and return for Shareholders but, at the same time, creates risks, including the likelihood of greater volatility in the NAV and market price of, and distributions on, the Shares. Increases and decreases in the value of the Fund’s portfolio will be magnified if the Fund uses leverage. In particular, leverage can magnify interest rate risk, as discussed above. As a result, leverage can cause greater changes in the Fund’s NAV, which will be borne by the Fund’s Shareholders. There can be no assurance that the Fund will use leverage or that its leveraging strategy will be successful during any period in which it is employed.

Below Investment Grade (High Yield or Junk) Securities Risk.    There is no limit on the Fund’s ability to invest in below investment grade securities. Below investment grade securities may be particularly susceptible to economic downturns and are inherently speculative. It is likely that any such economic downturn could adversely affect the ability of the issuers of such securities to repay principal and pay interest thereon and increase the incidence of default for such securities.

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Concentration Risk.    The Fund’s investments in real estate debt are expected to be secured by commercial real estate assets. The Fund’s concentration in the commercial real estate industry may increase the volatility of the Fund’s returns and may also expose the Fund to the risk of economic downturns in this industry to a greater extent than if its portfolio also included investments in other industries. While this portfolio concentration may enhance total returns to the Shareholders, if any large position sustains a material loss, the returns to the Fund, and thus, to Shareholders, will be lower than if the Fund had invested in a more diversified portfolio.

Valuation Risks.    The price the Fund pays for its private commercial real estate investments will be based on the Adviser’s projections of market demand, occupancy levels, rental income, the costs of any development, redevelopment or renovation of a property, borrower expertise and other factors. If any of such projections are inaccurate or the Adviser ascribes a higher value to assets and their value subsequently drops or fails to rise because of market factors, returns on the Fund’s investment may be lower than expected and the Fund could experience losses. Accurate valuations may be more difficult to obtain in times of low transaction volume due to fewer market transactions that can be considered in the context of an appraisal. It also may be difficult to reflect fully and accurately rapidly changing market conditions or material events that may impact the value of the Fund’s real property investments between valuations, or to obtain complete information regarding any such events in a timely manner.

Risks of Failure to Qualify as a REIT.    The Fund intends to operate in a manner that qualifies it for taxation as a REIT under the Code. However, qualification as a REIT involves the application of complex Code provisions. For some of these provisions, only a limited number of judicial or administrative interpretations exist. Notwithstanding the availability of cure provisions in the Code, the Fund could fail to satisfy various requirements for maintaining its qualification for taxation as a REIT. Furthermore, new tax legislation, administrative guidance or court decisions, in each instance potentially with retroactive effect, could make it more difficult or impossible for the Fund to qualify as a REIT. If the Fund fails to qualify as a REIT in any tax year, and was not entitled to relief under applicable statutory provisions, then:

•  it would be taxed as a regular domestic corporation, which under current law, among other things, means being unable to deduct dividends paid to Shareholders in computing its taxable income and being subject to U.S. federal and applicable state and local income tax on its taxable income at regular corporate income tax rates;

•  any resulting tax liability could be substantial and could have a material adverse effect on the Fund’s net asset value and cash available for distribution to Shareholders; and

•  it generally would not be eligible to re-elect to be taxed as a REIT for the subsequent four taxable years.

A discussion of the principal risks associated with an investment in the Fund can be found under “Risk Factors.”
FORUMIG.COM	PROSPECTUS DATED April 30, 2026	|	7

Management

The Board has overall responsibility for the management and supervision of the business operations of the Fund. See “Management of the Fund — Trustees and Officers.” To the extent permitted by applicable law, the Board may delegate any of its rights, powers and authority to, among others, the officers of the Fund, any committee of the Board, or the Adviser. A majority of the Board consists of Trustees who are not “interested persons” of the Fund, as defined by the Investment Company Act (each, an “Independent Trustee”).

Adviser

FREIF Advisors LLC (the “Adviser”), an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), serves as the Fund’s investment adviser. Pursuant to the investment advisory agreement between the Fund and the Adviser (the “Investment Management Agreement”), the Adviser is responsible for overseeing the management of the Fund’s activities, including investment strategies, asset allocation, leverage limitations, reporting requirements and other guidelines, in addition to the general monitoring of the Fund’s portfolio, subject to the oversight of the Board.

The Adviser has sole discretion to make all investment decisions. See “Management of the Fund-Adviser.” The Adviser’s principal offices are located at 240 Saint Paul Street, Suite 400, Denver, Colorado 80206.

The Adviser is a wholly-owned subsidiary of Forum Capital Advisors LLC, an SEC registered investment adviser that was previously the investment adviser to the Fund, and an indirect, wholly-owned subsidiary of Forum Investment Group. The Adviser is an affiliate of Forum Real Estate Group, LLC (“FREG”), a Colorado limited liability company that is a full-service real estate investment firm with a focus on multifamily development and acquisitions and opportunistic commercial acquisition and development. FREG, other affiliates of the Adviser, or third-party property managers may be engaged at prevailing market rates to provide property management and other services for the Fund’s commercial real estate investments. The Fund may invest in assets that are serviced by FREG or other affiliates of the Adviser.

Sub-Adviser

The Adviser has engaged Nuveen Asset Management, LLC, a Delaware limited liability company that is a registered investment adviser under the Advisers Act, to act as the Fund’s non-discretionary sub-adviser (the “Sub-Adviser” or “Nuveen”) with respect to the Fund’s investments in CMBS. The Sub-Adviser assists the Adviser in identifying and evaluating potential investments for the Fund, executing trades in certain securities under the Adviser’s supervision, and participates in ongoing diligence and monitoring of certain of the Fund’s investments. The Sub-Adviser and any other sub-adviser retained by the Adviser will be paid by the Adviser. See “Management of the Fund.”

Fund Services

The Fund has retained UMB Fund Services Inc. (the “Administrator”) to provide certain fund services, including fund administration, fund accounting, and transfer agency services to the Fund. The Fund has also retained PINE Advisors LLC (“PINE”) to provide outsourced treasury and compliance services, including an outsourced Principal Financial Officer and Chief Compliance Officer, to the Fund. The Fund compensates the Administrator and PINE for these services and reimburses them for certain out-of-pocket expenses. See “Fees and Expenses” below.

Custodian	UMB Bank, N.A. (the “Custodian”) serves as the Fund’s custodian. See “Management of the Fund.”
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Fees and Expenses

The Fund bears its own operating expenses. A more detailed discussion of the Fund’s expenses can be found under “Summary of Fund Expenses.”

Investment Management Fee.    The Fund pays the Adviser an investment management fee (the “Investment Management Fee”) in consideration of the advisory services provided by the Adviser to the Fund. The Investment Management Fee is accrued daily and payable monthly and calculated at the annual rate of 1.50% of the Fund’s average daily net assets. The Investment Management Fee is paid to the Adviser before giving effect to any repurchase of Shares in the Fund effective as of that date, and will decrease the net profits or increase the net losses of the Fund that are credited to its Shareholders. See “Summary of Fund Expenses” and “Investment Management Agreement.”

Administration Fee.    In consideration for services provided under the Administrative Services Agreement, the Administrator is paid an annual fee calculated based upon the average NAV of the Fund, subject to a minimum annual fee (the “Administration Fee”). The Administration Fee is paid to the Administrator out of the assets of the Fund, and therefore will decrease the net profits or increase the net losses of the Fund. The Fund also reimburses the Administrator for certain out-of-pocket expenses. See “Administrator and Transfer Agent.”

Transfer Agency Fee.    In consideration for services provided under the Transfer Agent Agreement, UMB Fund Services Inc. is paid an annual fee calculated based upon the average NAV of the Fund, subject to a minimum annual fee (the “Transfer Agency Fee”). The Transfer Agency Fee is paid to the Administrator out of the assets of the Fund and therefore will decrease the net profits or increase the net losses of the Fund.

Shareholder Servicing Fees.    The Fund has adopted a Shareholder Servicing Plan with respect to Class I Shares, Class K Shares, and Class M Shares, under which the Fund is permitted to pay as compensation to qualified recipients 0.10% on an annualized basis of the average daily net assets of the Fund attributable to Class I Shares and 0.25% on an annualized basis of the average daily net assets of the Fund attributable to Class K Shares and Class M Shares (the “Shareholder Servicing Fee”). The Shareholder Servicing Fee is paid out of the Class I Shares’, Class K Shares’ or Class M Shares’ assets (as applicable) and decreases the net profits or increases the net losses of such Class (as applicable). Founders Shares are not subject to the Shareholder Servicing Fee. See “Shareholder Servicing Plan.”

Distribution and Service Fee.    The Fund has adopted a Distribution and Shareholder Service Plan (the “Plan”) with respect to Class K Shares and Class M Shares consistent with the requirements of Rule 12b-1 under the Investment Company Act. The Fund is permitted to pay to the Distributor (as defined below), or to other qualified recipients under the Plan, 0.75% or 0.50% on an annualized basis of the average daily net assets of the Fund attributable to Class K Shares and Class M Shares, respectively (the “Distribution and Service Fee”) as compensation for sale of Class K Shares and Class M Shares or the provision of certain Shareholder services. The Distribution and Service Fee is paid out of the Class K Shares’ or Class M Shares’ assets and will decrease the net profits or increase the net losses of the Class K Shares or Class M Shares. Class I Shares and Founders Shares are not subject to the Distribution and Service Fee. See “Distribution and Service Plan.”

FORUMIG.COM	PROSPECTUS DATED April 30, 2026	|	9

Outsourced Officer Services.    In consideration for services provided under the Services Agreement between PINE and the Fund, including the provision of the Principal Financial Officer and the Chief Compliance Officer, PINE receives a monthly fee. The Fund also reimburses PINE for certain out-of-pocket expenses incurred on the Fund’s behalf. See Administrator; Compliance Services below for more information.

The Offering

The Fund is offering the Shares on a continuous basis pursuant to this prospectus (the “Offering”). Shares are distributed by the Fund’s distributor, Foreside Fund Services, LLC (the “Distributor”) at a price equal to net asset value (“NAV”) per Share. The Distributor is not required to sell any specific number or dollar amount of Shares, but will use its best efforts to distribute Shares of the Fund.

Class I Shares are available for purchase through registered investment advisers and certain other financial intermediaries. The minimum initial investment for Class I Shares is $10,000, and the minimum subsequent investment is $1,000, except for purchases pursuant to the dividend reinvestment plan described below, which are not subject to a minimum purchase amount. Class K Shares are available for purchase through independent broker-dealers, and Class M Shares will be available for purchase via the brokerage arm of a select global wealth management firm.

The minimum initial investment for Class K Shares and Class M Shares is $10,000, and the minimum subsequent investment is $1,000, except for purchases pursuant to the dividend reinvestment policy described below, which are not subject to a minimum purchase amount. The minimum initial investment for Founders Shares is $25,000,000 and the minimum subsequent investment is $5,000, except for purchases pursuant to the dividend reinvestment policy described below, which are not subject to a minimum purchase amount. Founders Shares may be purchased directly from the Fund or through a Financial Intermediary (as defined below). In order to meet the minimum investment amounts for Shares purchased through a Financial Intermediary, the Financial Intermediary may combine the value of all Shares being purchased with the value of any Shares of the same Class that were purchased or will be purchased within six months from the initial purchase through such Financial Intermediary, provided such Financial Intermediary enters into the requisite letter of intent to meet the minimum investment amount on an aggregate basis.

Certain institutions (including banks, trust companies, brokers and investment advisers) may be authorized to accept, on behalf of the Fund, purchase and exchange orders and repurchase requests placed by or on behalf of their customers, and if approved by the Fund, may designate other financial intermediaries and their agents to accept such orders (collectively, “Financial Intermediaries”). Financial Intermediaries may impose their own investment minimums.

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Shareholders who received Founders Shares (which were previously referred to as Class I Shares) in a private offering conducted by the Fund’s predecessor vehicle were not subject to the minimum initial investment amount set forth above, but will be required to meet the minimum subsequent investment for any new purchases of Founders Shares in the Offering. The Fund reserves the right to waive any investment minimums in its discretion. See “Plan of Distribution.”

Each Class of Shares has different ongoing fees and expenses as set forth above under “Fees and Expenses” and in “Summary of Fund Expenses” below. When selecting a Share Class, you should consider which Share Classes are available to you, how much you intend to invest, how long you expect to own Shares, and the total costs and expenses associated with a particular Share Class. If you have hired a Financial Intermediary and you are eligible to invest in more than one Class of Shares, your Financial Intermediary may help determine which Share Class is appropriate for you. Each investor’s financial considerations are different, and you should speak with your Financial Intermediary to help you decide which Share Class is best for you. Not all Financial Intermediaries will offer all classes of shares.

Expense Limitation Agreement

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) pursuant to which the Adviser has contractually agreed to waive its management fee and/or pay or reimburse the ordinary annual operating expenses of the Fund to the extent necessary to limit the Fund’s operating expenses to 2.80% of the Class K Shares’ average daily net assets, 1.90% of the Class I Shares’ average daily net assets, 2.55% of the Class M Shares’ average daily net assets, and 1.80% of the Founders Shares’ average daily net assets. For these purposes, ordinary annual operating expenses include organization and offering costs, but exclude brokerage commissions and other similar transactional expenses, interest (including interest incurred on borrowed funds and interest incurred in connection with bank and custody overdrafts), other borrowing costs and fees (including commitment fees), taxes, litigation and indemnification expenses, judgments, and extraordinary expenses. The Adviser is entitled to seek reimbursement from the Fund of fees waived or expenses paid or reimbursed to the Fund for a period ending three years after the date of the waiver, payment or reimbursement, subject to the limitation that a reimbursement will not cause a Class’s operating expenses (after giving effect to reimbursement) to exceed the lesser of (a) the expense limitation amount in effect at the time such fees were waived or expenses paid or reimbursed, or (b) the expense limitation amount in effect at the time of the reimbursement. The Expense Limitation Agreement will continue in effect through October 31, 2027 and will renew automatically for successive periods of one year thereafter, unless written notice of termination is provided by the Adviser to the Fund not less than 10 days prior to the end of the then-current term. No such termination shall affect the obligation (including the amount of the obligation) of the Fund to repay amounts of fees waived or expenses paid or reimbursed with respect to periods prior to the date of such termination. The Board may terminate the Expense Limitation Agreement at any time on not less than 10 days’ prior notice to the Adviser, and the Expense Limitation Agreement may be amended at any time only with the consent of both the Adviser and the Board. See “Expense Limitation Agreement.”

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Distribution Policy

The Fund will make monthly distributions to Shareholders. Unless a Shareholder elects otherwise, the Shareholder’s distributions will be reinvested in additional Shares of the same Class under the Fund’s dividend reinvestment policy (“DRIP”). Shareholders who elect not to participate in the Fund’s DRIP will receive all distributions in cash paid to the Shareholder of record (or, if the Shares are held in street or other nominee name, then to such nominee). The Board reserves the right to change or suspend the monthly distribution policy from time to time. See “Dividend Reinvestment Policy.” The amount of any distributions the Fund may make is uncertain, and the Fund’s organizational documents permit it to pay distributions from any source, including borrowings, sale of assets, and offering proceeds. The Fund’s distribution proceeds may exceed its earnings, in which case portions of distributions that the Fund makes may be a return of money that Shareholders originally invested and represent a return of capital resulting in tax consequences to Shareholders for tax purposes. See U.S. FEDERAL INCOME TAX CONSIDERATIONS — Distributions to Shareholders.

Closed-End Fund Structure

Closed-end funds differ from mutual funds in that closed-end funds do not typically redeem their shares at the option of the Shareholder. Rather, closed-end fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end funds, however, the Fund’s Shares will not be listed on a stock exchange. Instead, the Fund will continuously offer its Shares and provide limited liquidity to Shareholders by offering to repurchase a limited amount of the Fund’s Shares quarterly (see “Repurchases of Shares”). Shareholders should consider Shares of the Fund to be an illiquid investment appropriate only as a long-term investment. Shareholders should look to the Fund’s quarterly repurchase offers as their sole means of liquidating their investment, which may be limited as described below. Accordingly, you should consider that you may not have access to the funds you invest in the Fund for an indefinite period of time.

Repurchases of Shares

The Fund operates as an “interval fund,” a type of fund which, in order to provide liquidity to Shareholders, has adopted a fundamental investment policy to make quarterly offers to repurchase between 5% and 25% of its outstanding Shares at the applicable NAV per Share, reduced by any applicable repurchase fee. Subject to applicable law and approval of the Board, for each quarterly repurchase offer, the Fund expects to offer to repurchase 5% of the Fund’s outstanding Shares at the applicable NAV per Share, which is the minimum amount permitted. Written notification of each quarterly repurchase offer will be sent to Shareholders at least 21 and no more than 42 days before the repurchase request deadline (i.e., the date by which Shareholders can tender their Shares in response to a repurchase offer) (the “Repurchase Request Deadline”). The date on which the Fund’s NAV applicable to a repurchase offer is calculated (the “Repurchase Pricing Date”) will occur no later than 14 days after the Repurchase Request Deadline (or the next business day if the 14th calendar day is not a business day). The Fund expects to distribute payment to Shareholders between one (1) and three (3) business days after the Repurchase Pricing Date and will distribute such payment no later than seven (7) calendar days after the Repurchase Pricing Date. See “Quarterly Repurchase Offers” for a full description of the repurchase program, including how the Fund will handle any offer that is oversubscribed.

The Fund’s repurchase offers may subject the Fund and Shareholders to special risks. See “Risk Factors — Repurchase Offers Risk.” In addition, the repurchase of Shares by the Fund will be a taxable event to the Shareholder tendering its Shares. For a discussion of these tax consequences, see “U.S. Federal Income Tax Considerations” below and in the SAI.

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U.S. Federal Income Tax Considerations

The Fund has elected to be taxed as a REIT commencing with the taxable year ending December 31, 2021. The Fund believes that it has been organized, and has operated, in such a manner to qualify for taxation as a REIT and intends to continue operating in a manner to qualify for taxation as a REIT.

The Fund’s qualification and taxation as a REIT will depend upon its ability to meet on a continuing basis, through actual operating results, distribution levels, and diversity of share and asset ownership, the various and complex REIT qualification tests imposed under the Code. No assurance can be given that the Fund will in fact satisfy such requirements for any particular taxable year.

If the Fund qualifies as a REIT, it will be allowed to deduct dividends paid to its Shareholders and, as a result, it generally will not be subject to U.S. federal income tax on that portion of its ordinary income and net capital gain that it timely distributes as dividends to its Shareholders. The Fund intends to make distributions to its Shareholders on a regular basis as necessary to avoid material U.S. federal income tax and to comply with the REIT requirements. See “U.S. Federal Income Tax Considerations” below.

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Summary of Fund Expenses

The following table illustrates the expenses and fees that the Fund expects to incur, and that Shareholders can expect to bear directly or indirectly.

SHAREHOLDER TRANSACTION EXPENSES:	CLASS K SHARES	CLASS I SHARES	CLASS M SHARES	FOUNDERS SHARES
Sales Load (as a percentage of offering price)	None	None	None	None
Dividend Reinvestment and Cash Purchase Plan Fees	0.00%	0.00%	0.00%	0.00%
Maximum Early Repurchase Fee (as a percentage of repurchases amount)[1]	0.00%	0.00%	0.00%	0.00%
ANNUAL EXPENSES (AS A PERCENTAGE OF NET ASSETS ATTRIBUTABLE TO SHARES):
Management Fee	1.50%	1.50%	1.50%	1.50%
Fees and Interest Paid on Borrowed Funds[2]	1.37%	1.37%	1.37%	1.37%
Other Expenses[3]	0.62%	0.62%	0.62%	0.62%
Distribution and Shareholder Service (12b-1) Fee[4]	0.75%	0.00%	0.50%	0.00%
Shareholder Servicing Fee[5]	0.25%	0.10%	0.25%	0.00%
Acquired Fund Fees and Expenses[6]	0.01%	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses Before Fee Waivers and Expense Reimbursements	4.50%	3.60%	4.25%	3.50%
Fee Waivers and/or Expense Reimbursement[7]	(0.32)%	(0.32)%	(0.32)%	(0.32)%
Total Annual Expenses	4.18%	3.28%	3.93%	3.18%

1. If a Shareholder requests that repurchase proceeds be paid by wire transfer, such Shareholder will be assessed an outgoing wire transfer fee at prevailing rates charged by the Administrator, currently $15.00.

2. The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its Shares. The costs associated with any such outstanding borrowings, as well as issuing and servicing debt securities, will be indirectly borne by the Shareholders. Interest payments on borrowed funds are based on estimated amounts for the current fiscal year.

3. Other expenses include, but are not limited to, legal fees, audit and tax fees, custody fees, administration fees, transfer agent fees, Chief Compliance Officer and Principal Financial Officer fees, and trustees’ fees. Other expenses are based on estimated amounts for the current fiscal year.

4. The Fund has adopted a Distribution and Shareholder Service Plan for Class K Shares and Class M Shares. The Fund charges a Distribution and Shareholder Service Fee of 0.75% of the average daily net assets of the Fund attributable to Class K Shares and 0.50% of the average daily net assets of the Fund attributable to Class M Shares. The Distribution and Shareholder Service Fee is paid for sale of the Class K Shares and Class M Shares, and to reimburse the Distributor for distribution-related expenses incurred. See “Plan of Distribution.”

5. The Fund charges a Shareholder servicing fee of 0.10% on an annualized basis of the average daily net assets of the Fund attributable to Class I Shares, 0.25% on an annualized basis of the average daily net assets of the Fund attributable to Class K Shares, and 0.25% on an annualized basis of the average daily net assets of the Fund attributable to Class M Shares. The Fund uses these fees to compensate financial intermediaries or financial institutions for providing ongoing Shareholder servicing. See “Shareholder Servicing Plan and Distribution and Service Plan.”

6. “Acquired Fund Fees and Expenses” are expenses incurred indirectly by the Fund through its ownership of shares in other investments companies and are not direct costs paid by Fund Shareholders. The “Acquired Fund Fees and Expenses” disclosed above are based on estimated amounts for the current fiscal year.

7. The Adviser and the Fund have entered into the Expense Limitation Agreement pursuant to which the Adviser has contractually agreed to waive its management fee and/or pay or reimburse the ordinary annual operating expenses of the Fund to the extent necessary to limit the Fund’s operating expenses to 2.80% of the Class K Shares’ average daily net assets, 1.90% of the Class I Shares’ average daily net assets, 2.55% of the Class M Shares’ average daily net assets, and 1.80% of the Founders Shares’ average daily net assets. The Fund’s ordinary operating expenses include organization and offering costs, but exclude brokerage commissions and other similar transactional expenses, interest (including interest incurred on borrowed funds and interest incurred in connection with bank and custody overdrafts), other borrowing costs and fees (including commitment fees), taxes, litigation and indemnification expenses, judgments, and extraordinary expenses. The Adviser is entitled to seek reimbursement from the Fund of fees waived or expenses paid or reimbursed to the Fund for a period ending three years after the date of the waiver, payment or reimbursement, subject to the limitation that a reimbursement will not cause a Class’s operating expenses (after giving effect to the reimbursement) to exceed the lesser of (a) the expense limitation amount in effect at the time such fees were waived or expenses paid or reimbursed, or (b) the expense limitation amount in effect at the time of the reimbursement. The Expense Limitation Agreement will continue in effect through October 31, 2027 and will renew automatically for successive periods of one year thereafter, unless written notice of termination

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is provided by the Adviser to the Fund not less than 10 days prior to the end of the then-current term. No such termination shall affect the obligation (including the amount of the obligation) of the Fund to repay amounts of fees waived or expenses paid or reimbursed with respect to periods prior to the date of such termination. The Board may terminate the Expense Limitation Agreement at any time on not less than 10 days’ prior notice to the Adviser, and the Expense Limitation Agreement may be amended at any time only with the consent of both the Adviser and the Board. See “Management of the Fund — Expense Limitation Agreement.”

The purpose of the Summary of Expenses Table is to assist prospective investors in understanding the various fees and expenses that they will bear, directly and indirectly, if they buy and hold shares of the Fund. More information about management fees, fee waivers and other expenses is available in “Management of the Fund” starting on page 50 of this Prospectus.

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes an investment of $1,000 in the Fund for the time periods indicated, that all distributions are reinvested at net asset value and that the percentage amounts listed under Annual Expenses remain the same in the years shown. The example reflects the fee waiver/expense reimbursement arrangement through the date of its scheduled termination. The assumption in the hypothetical example of a 5% annual return is required by regulation of the SEC applicable to all registered investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of Shares.

Based on these assumptions and assuming you hold all of your Shares at the end of each period, your costs would be:
EXAMPLE	1 YEAR	3 YEARS	5 YEARS	10 YEARS
Class K	$ 42	$ 133	$ 225	$ 460
Class I	$ 33	$ 107	$ 184	$ 384
Class M	$ 40	$ 126	$ 214	$ 439
Founders Shares	$ 32	$ 104	$ 179	$ 375

The purpose of the above table is to help a holder of Shares understand the fees and expenses that such holder would bear directly or indirectly. The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.
FORUMIG.COM	PROSPECTUS DATED April 30, 2026	|	15

Financial Highlights

The following financial highlights tables are intended to help a prospective investor understand the Fund’s financial performance for the periods shown. The tables below reflect the financial results for a single share of Founders Shares, Class I Shares and Class K Shares outstanding throughout each period presented. Because Class M Shares of the Fund had not commenced operations as of the date of this Prospectus, no performance data for Class M Shares is provided. This information has been derived from the Fund’s financial statements. The information for the fiscal years ended December 31, 2025, 2024, 2023 and 2022, and for the period April 16, 2021 through December 31, 2021, for Founders Shares, the fiscal years ended December 31, 2025, 2024 and for the period February 22, 2023 to December 31, 2023 for Class I Shares, and the fiscal year ended December 31, 2025 and for the period July 17, 2024 through December 31, 2024, for Class K Shares has been audited by CohnReznick LLC, the Fund’s independent registered public accounting firm. The Fund’s annual report and semi-annual report are available from the Fund upon request without charge by calling 888-267-1456 or online at www.freif.com.

FOUNDERS SHARES

Per share operating performance.

For a capital share outstanding throughout each period.

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022	For the Period Ended December 31, 2021[1]
Net Asset Value, Beginning of Period	$ 9.62	$ 9.36	$ 9.16	$ 9.84	$ 10.00
From Operations:
Net Investment Income[2]	0.85	0.93	0.96	0.72	0.27
Net Realized and Unrealized Gain (Loss) on Investments	0.06	0.27	0.11	(0.68)	0.10
Total From Operations	0.91	1.20	1.07	0.04	0.37

Less Distributions:
Net Investment Income	(0.82)	(0.93)	(0.87)	(0.72)	(0.40)
Net Realized Gains	(0.06)	(0.01)	—	—	(0.13)
Total Distributions	(0.88)	(0.94)	(0.87)	(0.72)	(0.53)

Net Asset Value, End of Period	$ 9.65	$ 9.62	$ 9.36	$ 9.16	$ 9.84

Total Return[3]	9.75%	13.36%	12.24%	0.46%	3.70%[4]

Ratios and Supplemental Data:
Net assets, end of period (in 000’s)	$ 147,688	$ 115,358	$ 76,904	$ 56,522	$ 57,679
Including interest expense:
Ratio of gross expenses to average net assets	3.31%	3.75%	5.33%	4.98%	4.18%[5]
Ratio of net expenses to average net assets[6]	2.99%	2.92%	3.33%	2.93%	2.55%[5]
Ratio of net investment income to average net assets	8.75%	9.67%	10.40%	7.55%	3.94%[5]
Excluding interest expense:
Ratio of gross expenses to average net assets	2.12%	2.63%	3.80%	4.19%	3.88%[5]
Ratio of net expenses to average net assets[6]	1.80%	1.80%	1.80%	2.14%	2.25%[5]
Ratio of net investment income to average net assets	9.94%	10.79%	11.93%	8.34%	4.24%[5]
Portfolio turnover rate	81%	53%	34%	30%	49%[4]

1. The Fund commenced operations April 16, 2021. 2. Based on average shares outstanding for the period. 3. Total returns are historical in nature and assume changes in share price, reinvestment of dividends and capital gains distributions, if any, and excludes the effect of sales charges. Had the Adviser not waived expenses, total returns would have been lower. 4. Not annualized for periods of less than one year. 5. Annualized. 6. Effective September 29, 2022, the share expense cap was changed from 2.25% to 1.80% of average net assets.

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CLASS I SHARES

Per share operating performance.

For a capital share outstanding throughout each period.

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024	For the Period Ended December 31, 2023[1]
Net Asset Value, Beginning of Period	$ 9.62	$ 9.36	$ 9.38
From Operations:
Net Investment Income[2]	0.84	0.92	0.83
Net Realized and Unrealized Gain (Loss)	0.06	0.27	(0.05)
Total From Operations	0.90	1.19	0.78

Less Distributions:
Net Investment Income	(0.81)	(0.92)	(0.80)
Net Realized Gains	(0.06)	(0.01)	—
Total Distributions	(0.87)	(0.93)	(0.80)

Net Asset Value, End of Period	$ 9.65	$ 9.62	$ 9.36

Total Return[3]	9.64%	13.26%	8.76%[4]

Ratios and Supplemental Data:
Net assets, end of period (in 000’s)	$ 251,959	$ 78,280	$ 17,365
Including interest expense:
Ratio of gross expenses to average net assets	3.41%	3.85%	5.43%[5]
Ratio of net expenses to average net assets	3.09%	3.02%	3.43%[5]
Ratio of net investment income to average net assets	8.65%	9.57%	10.48%[5]
Excluding interest expense:
Ratio of gross expenses to average net assets	2.22%	2.73%	3.90%[5]
Ratio of net expenses to average net assets	1.90%	1.90%	1.90%[5]
Ratio of net investment income to average net assets	9.84%	10.69%	12.01%[5]
Portfolio turnover rate	81%	53%	34%[4]

1. Reflects operations for the period from February 22, 2023 (commencement of operations) to December 31, 2023. 2. Based on average shares outstanding for the period. 3. Total returns are historical in nature and assume changes in share price, reinvestment of dividends and capital gains distributions, if any, and excludes the effect of sales charges. Had the Adviser not waived expenses, total returns would have been lower. 4. Not annualized for periods of less than one year. 5. Annualized.

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CLASS K SHARES

Per share operating performance.

For a capital share outstanding throughout each period.

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024[1]
Net Asset Value, Beginning of Period	$ 9.61	$ 9.64
From Operations:
Net Investment Income[2]	0.75	0.39
Net Realized and Unrealized Gain	0.06	0.04
Total From Operations	0.81	0.43

Less Distributions:
Net Investment Income	(0.73)	(0.45)
Net Realized Gains	(0.06)	(0.01)
Total Distributions	(0.79)	(0.46)

Net Asset Value, End of Period	$ 9.63	$ 9.61

Total Return[3]	8.66%	4.62%[4]

Ratios and Supplemental Data:
Net assets, end of period (in 000’s)	$ 432	$ 1
Including interest expense:
Ratio of gross expenses to average net assets	4.31%	4.75%[5]
Ratio of net expenses to average net assets	3.99%	3.92%[5]
Ratio of net investment income to average net assets	7.75%	8.67%[5]
Excluding interest expense:
Ratio of gross expenses to average net assets	3.12%	3.63%[5]
Ratio of net expenses to average net assets	2.80%	2.80%[5]
Ratio of net investment income to average net assets	8.94%	9.79%[5]
Portfolio turnover rate	81%	53%[4]

1. Reflects operations for the period from July 17, 2024 (commencement of operations) to December 31, 2024. 2. Based on average shares outstanding for the period. 3. Total returns are historical in nature and assume changes in share price, reinvestment of dividends and capital gains distributions, if any, and excludes the effect of sales charges. Had the Adviser not waived expenses, total returns would have been lower. 4. Not annualized for periods of less than one year. 5. Annualized.

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The table below contains information related to senior securities, including reverse repurchase agreements, of the Fund for the periods set forth below.

SENIOR SECURITIES
	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022	For the Period Ended[1] December 31, 2021
Reverse Repurchase Agreements				—	—
Payable for securities sold under agreements to repurchase (000’s)	$ 95,049	$ 35,359	$ 18,049	$ 13,954	$ 14,127
Asset coverage end of period per $1,000 of payable for securities sold under agreements to repurchase	$ 5,209	$ 6,476	$ 6,223	$ 5,051	$ 5,083

1. The Fund commenced operations on April 16, 2021.
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The Fund

The Fund was organized as a Delaware statutory trust on April 5, 2021. The Fund is registered under the Investment Company Act as a closed-end management investment company and operates as an interval fund in accordance with Rule 23c-3 under the Investment Company Act. As a non-diversified company, the Fund may invest a greater portion of its assets in a more limited number of issuers than a diversified fund. The Fund has elected to be taxed as a REIT for U.S. federal income tax purposes under the Code.

The Fund offers four separate Classes of Shares designated as Class K Shares, Class I Shares, Class M Shares, and Founders Shares. Each Class of Shares is subject to different fees and expenses. The Fund may offer additional Classes of Shares in the future.

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Use of Proceeds

The net proceeds of the continuous offering of shares will be invested in accordance with the Fund’s investment objective, strategies, and policies (as stated below). The Fund will pay offering expenses incurred with respect to its continuous offering. Pending investment of its assets in accordance with its investment strategies, the Fund will invest in money market funds and other liquid investments. Additionally, as described in more detail under “Quarterly Repurchase Offers,” the Fund must maintain liquid assets at least equal to the percentage of its Shares subject to a repurchase offer from the time the Fund distributes or publishes each repurchase offer notification until the Repurchase Pricing Date for that offer.

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Investment Objectives, Policies, and Strategies

INVESTMENT OBJECTIVES

The Fund’s primary objectives are to maximize current income and to preserve investor capital, with a secondary focus on long-term capital appreciation. The Fund’s investment objective is non-fundamental and may be changed by the Board without shareholder approval. Shareholders will, however, receive at least 60 days’ prior notice of any change to the Fund’s investment objective. There can be no assurance the Fund will meet its investment objectives.

INVESTMENT STRATEGIES

The Fund concentrates its investments (i.e., invests more than 25% of its assets) in the real estate industry. Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of borrowings for investment purposes) in a portfolio of commercial real estate loans and other real estate related investments located in the United States. “Real estate related investments” include, but are not limited to, agency and non-agency CMBS, commercial real estate CLOs, preferred equity issued by REITs or companies that develop, own and operate commercial real estate assets, mezzanine loans backed by commercial real estate assets, and securities issued by publicly traded REITs. To a lesser extent, the Fund may invest directly in commercial real estate. The categories of commercial real estate underlying the Fund’s investments include, but are not limited to, multifamily, industrial, mixed use, hospitality, office and retail.

The Fund may invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are referred to as “high yield” securities and “junk bonds,” have speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value. There are no limits on the Fund’s investments in below investment grade securities or their equivalents.

The Fund’s 80% investment policy may be changed by the Board without Shareholder approval. Shareholders will, however, receive at least 60 days’ prior notice of any change to the Fund’s 80% investment policy.

The Adviser’s goal is to take a nimble investment approach to real estate by investing in the preferred equity, mezzanine debt and senior debt of issuers in the real estate industry. The Adviser believes that its affiliation with FREG, a full-service real estate investment and development firm, and its relationship with the Sub-Adviser, an indirect wholly owned subsidiary of a global asset manager that will enable the Adviser to take advantage of relative value opportunities in the real estate industry through all phases of a market cycle, and will provide unique access to investments that have high barriers to entry and niche real estate products across the real estate industry. Additionally, the Fund will have access to both traditional and bespoke credit opportunities because the Sub-Adviser’s large scale and long-standing global industry relationships will help the Fund to participate in transactions that are not widely syndicated. The Fund will also benefit from FREG’s extensive experience as a commercial real estate operator and the Adviser’s “Owner’s Mentality” when underwriting investment opportunities.

Co-Investments.    The Fund, the Adviser and certain other funds affiliated with the Adviser have received exemptive relief from the SEC that enables the Fund to engage in certain co-investment transactions with its affiliates, subject to certain conditions. As required by the exemptive order, the Fund has adopted, and the Board, including the “required majority” (as defined in Section 57(o) of the 1940 Act) of the Board, has approved, policies and procedures reasonably designed to ensure compliance with the terms of the exemptive order, and the Adviser and the Fund’s Chief Compliance Officer will provide regular reporting to the Board. Co-investment transactions may give rise to conflicts of interest or perceived conflicts of interest among the Fund and its affiliates. The exemptive order imposes certain conditions that may limit or restrict the Fund’s ability to participate in an investment or participate in an investment to a lesser extent. A copy of the application for exemptive relief, including all of the conditions and the related order is available on the SEC’s website at www.sec.gov. See “Conflicts of Interest.”
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Leverage.    In pursuing the Fund’s investment objective, the Fund may seek to enhance returns through the use of leverage. The Fund primarily enters into financing transactions using reverse repurchase agreements, and may also enter into credit agreements and other loan transactions with financial institutions such as banks. Under the Investment Company Act, the Fund’s aggregate amount of indebtedness, regardless of the form it takes, is limited to up to 33⅓% of the Fund’s total assets (including the assets subject to, and obtained with the proceeds of, such indebtedness) immediately after entering into any type of financing transaction. Certain types of the Fund’s investments may also utilize property level debt financing (i.e., mortgages on properties that are non-recourse to the Fund except in extremely limited circumstances).

As of the date of this Prospectus, the Fund has a revolving credit agreement (the “Credit Facility”) with CIBC Bank USA (the “Agent”). The Credit Facility currently permits borrowings up to $20 million. The purpose of the Credit Facility is to provide working capital to the Fund to manage its liquidity needs. The Adviser also intends to use the Credit Facility as part of its leveraging strategy that seeks to enhance the Fund’s returns. The Credit Facility has an interest rate equal to SOFR plus a 2.85% applicable margin per annum. Additionally, the Fund will pay a non-use fee for the period from the closing date of the Credit Facility to the termination date, at the rate of 0.25% multiplied by each lender’s pro rata share of the difference between the revolving commitment under the Credit Facility and the average daily revolving amount outstanding during the period of calculation. In the future, the Credit Facility may be replaced or refinanced by one or more credit facilities having substantially different terms or by the use of other forms of leverage.

Leverage magnifies volatility and will decrease the Fund’s return if the Fund fails to earn as much on its investment purchased with borrowed funds as it pays for the use of those funds. The Fund’s leverage strategy may not work as planned or achieve its goal. See “Risk Factors — Leverage Risk.”

Non-Diversified Status.    Although the Fund is a “non-diversified” investment company within the meaning of the Investment Company Act, and as such may invest a greater portion of its assets in a more limited number of issuers than a diversified fund, the Fund will seek to achieve diversification by investing across real estate asset classes, property types, positions in the capital stack, and geographic locations. The real estate underlying the Fund’s investments will be located in the United States.

TYPES OF INVESTMENTS

The Fund expects that its real estate-related debt investments will be secured by or issued in connection with one or more to the following broad types of commercial real estate: (1) multifamily, (2) office, (3) retail, and (4) industrial properties.

Multifamily.    Multifamily properties are generally defined as having five or more dwelling units that are part of a single complex and offered for rental use as opposed to detached single-family residential properties. There are three main types of multifamily properties: garden-style (mostly one-story apartments); low-rise; and high-rise. Apartments generally have the lowest vacancy rates of any property type, with the better performing properties typically located in urban markets or locations with strong employment and demographic dynamics.

Office.    Office properties are generally categorized based upon location and quality. Buildings may be located in Central Business Districts or suburbs. Buildings are also classified by general quality and size, ranging from “Class A” properties which are generally large-scale buildings of the highest quality to “Class C” buildings which are generally considered to be below investment grade.

Retail.    The retail sector is comprised of five main formats: neighborhood retail, community centers, regional centers, super-regional centers and single-tenant stores. Location, convenience, accessibility and tenant mix are generally considered to be among the key criteria for successful retail investments. Retail leases tend to range from three to five years for small tenants and 10 to 15 years for large anchor tenants. Leases, particularly for anchor tenants, may include a base payment plus a percentage of retail sales. Income and population density are generally considered to be key drivers of local retail demand.

Industrial.    Industrial properties are generally categorized as warehouse/distribution centers, research and development facilities, flex space or manufacturing. The performance of industrial properties is typically dependent on the proximity to economic centers and the movement of trade and goods. In addition, industrial properties typically utilize a triple-net lease structure pursuant to which the tenant is generally responsible for property operating expenses in addition to base rent which can help mitigate the risks associated with rising expenses.
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Other Real Estate Investments.    In addition to office, retail, multifamily, and industrial commercial real estate (“CRE”) properties, the Fund may also acquire positions backed by other alternative types of CRE properties, including but not limited to student housing, data centers, self-storage, wireless towers, truck terminals, single family rentals, manufactured housing, hospitality, and medical and healthcare facilities, including hospitals, medical office buildings, senior housing, skilled nursing facilities, assisted living facilities, and research facilities.

REAL ESTATE-RELATED DEBT INVESTMENTS

The Fund invests in real estate-related debt investments by engaging in any of the following transactions: purchasing or participating in commercial real estate related debt (“CRE Debt”) investments, purchasing loans from third-party sellers, or investing in or purchasing securities through a real estate investment vehicle. The experience of the Adviser and its affiliates will provide the Fund flexibility in a variety of market conditions. Under the terms of the Investment Management Agreement between the Fund and the Adviser, the Fund is responsible for certain real estate transaction related expenses, including expenses incurred in connection with borrowings or the acquisition, holding, and disposition of real estate investments. Accordingly, to the extent expenses associated with originating or servicing such loans are not borne by the borrower, the Fund will be responsible for such expenses.

The Fund may also seek to take advantage of market dislocations by opportunistically purchasing discounted loans and securities in the secondary market and making direct real estate investments (“Direct Real Estate Investments”).

The Fund expects that the real estate-related debt investments will generally consist of the following types of commercial real estate debt:

First Mortgage Loans.    First mortgage loans are loans that have the highest priority to claims on the collateral securing the loans in foreclosure. First mortgage loans generally provide for a higher recovery rate and lower defaults than other debt positions due to the lender’s favorable control features which at times may mean control of the entire capital structure.

Subordinate Mortgage Loans.    Subordinate mortgage loans are loans that have a lower priority to collateral claims. Investors in subordinate mortgages are compensated for the increased risk from a pricing perspective as compared to first mortgage loans but still benefit from a direct lien on the related property or a security interest in the entity that owns the real estate. Investors typically receive principal and interest payments at the same time as senior debt unless a default occurs, in which case these payments are made only after any senior debt is repaid in full. Rights of holders of subordinate mortgages are usually governed by participation and other agreements.

Mezzanine Loans.    Mezzanine loans are a type of subordinate loan in which the loan is secured by one or more direct or indirect ownership interests in an entity that directly or indirectly owns real estate. Investors in mezzanine loans are compensated for the increased credit risk from a pricing perspective and still benefit from the right to foreclose on its security, in many instances more efficiently than first mortgage loans. Upon a default by the borrower under a mezzanine loan, the mezzanine lender generally can take control of the property-owning entity on an expedited basis, subject to the rights of the holders of debt senior in priority on the property. Rights of holders of mezzanine loans are usually governed by intercreditor or interlender agreements.

Participations in Loans.    For certain select real estate-related loans, including investments in first mortgage loans, subordinate mortgage loans, mezzanine loans, and other commercial real estate related loans, the Fund may enter into participation agreements or intercreditor agreements, potentially in a subordinate position to other participants in a syndicated lending structure.

CMBS

The Fund invests in agency and non-agency CMBS. CMBS are commercial mortgages pooled in a trust that are principally secured by real property or interests in real property. Accordingly, these securities are subject to all of the risks of the underlying loans. CMBS are structured with credit enhancement, as dictated by the major rating agencies and their proprietary rating methodologies, to protect against potential cash flow delays and shortfalls. This credit enhancement usually takes the form of allocation of loan losses to investors in reverse sequential order of priority (equity to AAA classes), whereas interest distributions and loan prepayments are usually applied sequentially in order of priority (AAA classes to equity).
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Agency CMBS are CMBS that are issued by a U.S. government agency such as the Government National Mortgage Association (“Ginnie Mae”) or a federally chartered corporation such as the Federal National Mortgage Association (“Fannie Mae”) or the Federal Home Loan Mortgage Corporation (“Freddie Mac”).

Non-agency CMBS are securities that are not issued or guaranteed by a U.S. government agency or federally chartered corporation. Like agency CMBS, non-agency CMBS are securities backed by obligations (including certificates of participation in obligations) that are principally secured by commercial mortgages on real property or interests therein having a multifamily or commercial use, such as regional malls, retail space, office buildings, industrial or warehouse properties, hotels, apartments, nursing homes and senior living facilities. Non-agency CMBS are typically issued in multiple tranches whereby the more senior classes are entitled to priority distributions to make specified interest and principal payments on such tranches. Losses and other shortfalls from expected amounts to be received on the mortgage pool are borne by the most subordinate classes, which receive payments only after the more senior classes have received all principal and/or interest to which they are entitled. The credit quality of non-agency CMBS depends on the securitization structure and the credit quality of the underlying mortgage loans, which is a function of factors such as the principal amount of loans relative to the value of the related properties, the mortgage loan terms, such as amortization, market assessment and geographic location, construction quality of the property, and the creditworthiness of the borrowers.

The typical commercial mortgage is a five or ten-year loan, with a 30-year amortization schedule and a balloon principal payment due on the maturity date. Most fixed-rate commercial loans have strong prepayment protection and require prepayment penalty fees or defeasance. The loans are often structured in this manner to maintain the collateral pool’s cash flow or to compensate the investors for foregone interest collections.

Mortgage-backed securities may include multiple types of securities, including collateralized mortgage obligations (“CMOs”) and real estate mortgage investment conduit (“REMIC”) pass-through or participation certificates. A REMIC is a CMO that qualifies for special tax treatment and invests in certain mortgages principally secured by interests in real property and other permitted investments. CMOs provide an investor with a specified interest in the cash flow from a pool of underlying mortgages or of other mortgage-backed securities. CMOs are issued in multiple classes each with a specified fixed or floating interest rate and a final scheduled distribution rate. In many cases, payments of principal are applied to the CMO classes in the order of their respective stated maturities, so that no principal payments will be made on a CMO class until all other classes having an earlier stated maturity date are paid in full.

The Fund may also purchase risk-retention bonds off of single asset/single borrower CMBS securitizations. These bonds are typically horizontal pari passu interests in the most subordinate tranches of CMBS transactions. Based on regulatory requirements, these risk-retention bonds must be held for a minimum of five years and cannot be leveraged. In addition, transfer requirements restrict the ability to sell these investments after the minimum five-year hold period to only approved transferees under federal risk-retention rules.

PREFERRED EQUITY

The Fund may purchase preferred equity securities issued by entities that own real estate or real estate-related investments, including private REITs or publicly traded REITs. Preferred equity interests are generally senior with respect to the payments of dividends and other distributions, redemption rights and rights upon liquidation to such entity’s common equity. Investors in preferred equity are typically compensated for their increased credit risk from a pricing perspective with fixed payments but may also participate in capital appreciation. Upon a default by a general partner of a preferred equity issuer, there typically is a change of control event and the limited partner assumes control of the entity. Rights of holders of preferred equity are usually governed by partnership agreements.

POTENTIAL INVESTMENT STRUCTURES

The Fund may gain exposure to CRE Debt Investments and Direct Real Estate Investments both directly and indirectly through three types of potential investment structures, as set forth below.

•     Wholly owned subsidiaries of the Fund (“Wholly Owned Entities”). The Fund may invest in CRE Debt Investments and Direct Real Estate Investments through one or more Wholly Owned Entities. Direct Real Estate Investments owned through Wholly Owned Entities may include fee simple (i.e., an absolute title to the underlying real estate free of any

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other claims), leasehold ownership, or a partnership interest in the underlying real estate. Unlike investments through Co-Investment Entities or Joint Venture Entities (both as defined below), the Fund will maintain complete ownership of any underlying Direct Real Estate Investments or CRE Debt Investment held by a Wholly Owned Entity and as a result, the Fund will bear all risks associated with the underlying Direct Real Estate Investments or CRE Debt Investment. The Fund will, however, have greater flexibility as to disposition or restructuring of a CRE Debt Investment or the renovation, redevelopment, repositioning, or disposition of an underlying Direct Real Estate Investments held by the Wholly Owned Entity because the Fund will be in a position to exercise sole decision-making authority with respect to such underlying Direct Real Estate Investments or CRE Debt Investment. Further, investments in real estate made through a Wholly Owned Entity will not be subject to the risk of bankruptcy of a third party or failure of such third party to fund any required capital contributions, or the risk of disputes between the Fund and its joint venture partners that could result in litigation or arbitration that would increase the Fund’s expenses.

•     Entities in which the Fund co-invests alongside unaffiliated third-party investors (“Co-Investment Entities”). Instead of acquiring full ownership of Direct Real Estate Investments or CRE Debt Investments through a Wholly Owned Entity, the Fund may acquire partial interests through entities in which the Fund co-invests with unaffiliated third parties. The Fund’s ownership percentage in a Co-Investment Entity will generally be pro rata to the amount of money the Fund applies to the total commitment amount for any underlying CRE Debt Investments or purchase price (including financing, if applicable) and the acquisition, construction, development, or renovation expenses, if any, of an underlying Direct Real Estate Investments, as applicable, owned by the Co-Investment Entity. Unaffiliated third parties may invest in the Co-Investment Entity on terms that may vary from those of the Fund. The Fund expects that any unaffiliated third parties that will invest alongside the Fund in a Co-Investment Entity will generally be institutional investors such as investment managers, unaffiliated investment companies, or real estate developers. Co-investments made by the Fund may result in certain conflicts of interest. See “Conflicts of Interest.”

•     Entities in which the Fund co-invests solely alongside unaffiliated third parties and over which the Fund exerts some control (“Joint Venture Entities”). The Fund may enter into Joint Venture Entities with third parties, including partnerships, co-tenancies and other co-ownership arrangements or participations with mortgage or investment banks, financial institutions, real estate developers, owners, or other non-affiliated third parties for the purpose of owning or operating Direct Real Estate Investments or CRE Debt Investments through Joint Venture Entities. In such event, the Fund would not be in a position to exercise sole decision-making authority regarding any underlying Direct Real Estate Investments or CRE Debt Investments held by the Joint Venture Entity, and as a result the Fund may also be subject to the potential risk of impasses on decisions, such as a sale, because neither it nor its joint venture partners would have full control over the investments held by the Joint Venture Entity.

See “Risk Factors — Risks of Investing in Real Estate-Related Investments — Partial Ownership Interests” and “— Reliance on Third-Party Managers or Joint Venture Partners.” Unlike investments in Wholly Owned Entities, investments in Joint Venture Entities may, under certain circumstances, involve risks related to the involvement of a third party, including the possibility that the Fund’s joint venture partners might become bankrupt or fail to fund their required capital contributions. As with a Co-Investment Entity, the Fund expects that the other unaffiliated third-party joint venture partners that will invest alongside the Fund in a Joint Venture Entity will generally be institutional investors such as investment managers, unaffiliated investment companies, or real estate developers.

When considering entering into a joint venture, the Adviser and the Fund’s management will consider all facts they feel are relevant including, but not limited to, the nature and attributes of the other members of a potential Joint Venture Entity, the proposed structure of a Joint Venture Entity, the nature of the operations, liabilities and assets a Joint Venture Entity may conduct or own, and the proportion of the size of the Fund’s interest when compared to the interests owned by other members of a Joint Venture Entity.

If and to the extent the Fund establishes a subsidiary, such subsidiary will comply with the provisions of the Investment Company Act governing investment policies, capital structure, and leverage on an aggregate basis with the Fund. Moreover, if in the future the Fund sets up a subsidiary that has an investment adviser, such investment adviser will comply with the provisions of the Investment Company Act relating to investment advisory contracts as if it were an investment adviser to the Fund, and such subsidiary will comply with the affiliated transaction and custody provisions of the Investment Company Act.
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The Fund does not currently intend to invest in any entities that primarily engage in investment activities in securities or other assets and that are primarily controlled by the Fund. Notwithstanding the foregoing, the Fund may conduct certain activities or invest in assets through one or more wholly owned “taxable REIT subsidiaries” (each, a “TRS”). A TRS is a corporation other than a REIT in which a REIT directly or indirectly holds stock and that has made a joint election with such REIT to be treated as a TRS. Other than some activities relating to management of hotel and health care properties, a TRS may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. In general, the Fund may not own more than 10%, as measured by voting power or value, of the securities of a corporation that is not a wholly owned “qualified REIT subsidiary” unless the Fund and such corporation make a joint election to treat it as a TRS. For taxable years beginning on or prior to December 31, 2025, no more than 20% of the value of the Fund’s total assets may consist of stock or securities of one or more TRSs. For taxable years beginning after December 31, 2025, no more than 25% of the value of the Fund’s total assets may consist of stock or securities of one or more TRSs. See “Risks Associated with Taxable REIT Subsidiaries.”

INVESTMENT PROCESS

The portfolio managers, Pat Brophy, Neil Shah, and Jason Brooks, run the investment process and jointly share responsibility for the day-to-day management of the Fund, with no limitation on the authority of one portfolio manager in relation to the others.

OTHER INFORMATION REGARDING INVESTMENT STRATEGY

The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy in attempting to respond to adverse market, economic, political or other conditions. During such times, the Fund may invest up to 100% of its assets in cash or cash equivalents, including money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U.S. Government, its agencies or instrumentalities. In these circumstances, the Fund may not achieve its investment objectives. The Adviser may invest the Fund’s cash balances in any investments it deems appropriate. The Adviser expects that such investments will be made, without limitation and as permitted under the Investment Company Act, in money market funds, repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program.

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. For the fiscal year ending December 31, 2025, the portfolio turnover was 81%. Higher rates of portfolio turnover may generate short-term capital gains taxable as ordinary income and dividends paid may not qualify for advantageous federal tax rates. There is no assurance what portion, if any, of the Fund’s investments will qualify for the reduced U.S. federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income. See “U.S. Federal Income Tax Considerations.”
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Risk Factors

Investing in the Fund involves risks, including the risk that an investor may receive little or no return on their investment or that an investor may lose part or all of such investment. An investment in the Fund is not intended to be a complete investment program and, due to the uncertainty inherent in all investments, there can be no assurance that the Fund will achieve its investment objectives. Your securities at any point in time may be worth less than you invested, even after taking into account the reinvestment of Fund dividends or distributions, as applicable. You should consider carefully the following principal risks before investing in the Fund.

General Risks of Investing in the Fund

FLUCTUATIONS IN FUND NAV

The Fund’s NAV may be significantly affected by numerous factors, including the risks described in this Prospectus, many of which are outside of the Fund’s control. There is no guarantee that the Fund’s NAV will not decrease and it may fluctuate significantly.

INVESTMENT AND MARKET RISK

The market price of securities owned by the Fund may go up or down, sometimes rapidly or unpredictably. Securities may decline in value due to factors affecting securities markets generally or particular industries represented in the securities markets. The value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates, adverse changes to credit markets or adverse investor sentiment generally. The value of a security may also decline due to factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry. During a general downturn in the securities markets, multiple asset classes may decline in value simultaneously. Equity securities generally have greater price volatility than fixed income securities. Credit rating downgrades may also negatively affect securities held by the Fund. Even when markets perform well, there is no assurance that the investments held by the Fund will increase in value along with the broader market.

The success of the Fund’s investment activities will be affected by these general economic and market conditions. Additionally, environmental and public health risks, such as natural disasters or pandemics/epidemics, or widespread fear that such events may occur, may impact markets adversely and cause market volatility in both the short- and long-term. The U.S. stock and credit markets have experienced price volatility, dislocations and liquidity disruptions in the past. Any future disruptions in the capital and credit markets will adversely affect the Fund’s ability to identify suitable investments, obtain financing and exit investments at the desired times and on terms favorable to the Fund, which in turn may adversely affect the Fund’s financial condition, results of operations, cash flow and ability to make distributions to Shareholders.

Geopolitical instability, including the ongoing conflict between Russia and Ukraine and armed conflicts involving Israel, actual and potential shifts in United States foreign, trade, economic and other policies, and rising trade tensions between the United States and Canada, China, and Mexico, as well as other global events, have significantly increased macroeconomic uncertainty at a national and global level. These and any related events could significantly impact the Fund’s performance and the value of an investment in the Fund.

The Fund does not know how long the U.S. economy, financial markets and real estate markets and operations may be affected by these events and cannot predict the effects of these events or similar events in the future on the U.S. economy, financial markets and real estate markets and operations. Those events also could have an acute effect on individual issuers or tenants or related groups of issuers or tenants. These risks also could adversely affect individual properties and investments, interest rates, secondary trading, risk of tenant defaults, decreased occupancy at our properties, credit risk, inflation, deflation and other factors that could adversely affect the Fund’s investments, net investment income and the net asset value of the Shares.
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CLOSED-END INTERVAL FUND RISK

The Fund is a non-diversified, closed-end management investment company operating as an “interval fund” and designed primarily for long-term investors. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) because investors in a closed-end fund do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not currently intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future. Therefore, an investment in the Fund, unlike an investment in a typical closed-end fund, is not a liquid investment.

REPURCHASE OFFERS RISK

Although the Fund, as a fundamental policy, will make quarterly offers to repurchase at least 5% and up to 25% of its outstanding Shares at NAV, the number of Shares tendered in connection with a repurchase offer may exceed the number of Shares the Fund has offered to repurchase, in which case not all of your Shares tendered in that offer will be repurchased. In connection with any given repurchase offer, it is likely that the Fund will offer to repurchase only the minimum amount of 5% of its outstanding Shares. Accordingly, you may not be able to sell your Shares when or in the amount that you desire. Additionally, if a repurchase offer is oversubscribed, Shareholders may be unable to liquidate the full amount of Shares tendered during a particular repurchase offer (see “Quarterly Repurchase Offers”).

The Fund believes that these repurchase offers are generally beneficial to Shareholders, and repurchases generally will be funded from available cash or sales of portfolio securities. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective.

If proceeds of the Offering are used to meet repurchase obligations, it may constitute a return of capital, resulting in tax consequences to the Shareholders (see “U.S. Federal Income Tax Considerations” below). Any use of capital to meet repurchase obligations will be distributed after payment of Fund fees and expenses. If the Fund sells investments in order to fund repurchase requests, the repurchase of Shares generally will be a taxable event for the Shareholder tendering its Shares. For a discussion of these tax consequences, see “U.S. Federal Income Tax Considerations” below and in the SAI. If, as expected, the Fund employs investment leverage, repurchases of Shares would compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing the Fund’s expenses and reducing any net investment income. Under certain circumstances, consistent with the requirements of the Fund’s Declaration of Trust and By-Laws and the provisions of the Investment Company Act and the rules thereunder including Rule 23c-3, the Fund may repurchase or redeem at NAV the Shares of a Shareholder, or any person acquiring Shares from or through a Shareholder, without consent or other action by the Shareholder or other person. Please see “Quarterly Repurchase Offers — Involuntary Repurchases” in this Prospectus and “Repurchases and Transfers of Shares — Involuntary Repurchases” in the SAI for additional information.

LIQUIDITY RISK

To the extent consistent with the applicable liquidity requirements for interval funds, the Fund may invest without limit in illiquid investments. Liquidity risk exists when particular investments are difficult to purchase or sell at the time that the Fund would like or at the price that the Fund believes such investments are currently worth. Many of the Fund’s investments may be illiquid. The term “illiquid investments” for this purpose means any investment that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven (7) calendar days or less without the sale or disposition significantly changing the market value of the investment. Illiquid investments may become harder to value, especially in volatile markets. The Fund’s investments in illiquid investments may reduce the returns of the Fund because it may be unable to sell the illiquid investments at an advantageous time or price or possibly require the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations, which could prevent the Fund from taking

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advantage of other investment opportunities. Additionally, the market for certain investments may become illiquid under adverse market or economic conditions independent of any specific adverse changes in the conditions of a particular issuer. The liquidity of certain assets, particularly of privately issued and non-investment grade mortgage-backed securities, asset-backed securities and collateralized debt obligations, may be difficult to ascertain and may change over time. The risks associated with illiquid instruments may be particularly acute in situations in which the Fund’s operations require cash (such as in connection with repurchase offers) and could result in the Fund borrowing to meet its short-term needs or incurring losses on the sale of illiquid instruments.

COMPETITION RISK

Identifying, completing and realizing attractive portfolio investments is competitive and involves a high degree of uncertainty. The Fund’s profitability depends, in large part, on its ability to acquire target assets at attractive prices. In acquiring its target assets, the Fund will compete with a variety of institutional investors, including specialty finance companies, public and private funds, REITs, commercial and investment banks, commercial finance and insurance companies and other financial institutions. Desirable investments in the Fund’s target assets may be limited in the future and the Fund may not be able to take advantage of attractive investment opportunities from time to time. The Fund cannot assure you that the competitive pressures it faces will not have a material adverse effect on its business, financial condition and results of operations or the Fund’s ability to locate, consummate and exit investments that satisfy its investment objectives.

MANAGEMENT RISK AND RELIANCE ON KEY PERSONNEL

The Fund is subject to management risk because it is an actively managed investment portfolio. There can be no guarantee that the investment decisions made by the Adviser will produce the desired performance results. Regulatory restrictions, actual or potential conflicts of interest or other considerations may cause the Adviser to restrict or prohibit participation in certain investments, or may affect the investment techniques available to the Adviser in connection with managing the Fund. In such circumstances, the Fund may purchase other securities or instruments as substitutes, which may not perform as intended and could adversely affect the ability of the Fund to achieve its investment objectives.

In connection with the investment process, the Adviser or the Sub-Adviser, as applicable, will exercise its professional judgment in evaluating important and complex business, financial, tax, accounting and legal issues and will rely on the third-party resources reasonably available to it. Such resources may not be sufficient, accurate, complete or reliable, and the Adviser’s or Sub-Adviser’s due diligence may not reveal or identify all matters that could have a material effect on the value of an investment. Moreover, even if due diligence reveals certain factors that prove to have a material effect on the value of an investment, there is no guarantee that the Adviser or the Sub-Adviser, as applicable, will accurately predict at the time of considering an investment that such factors will ultimately prove to have such a material effect.

There can be no assurance that the key personnel at the Adviser or the Sub-Adviser will be retained. The ability to retain such personnel or to attract suitable replacements should any such persons leave is dependent on the competitive nature of the employment market. The loss of the services of one or more of the Adviser’s or Sub-Adviser’s key employees could have an adverse impact on the Fund’s ability to realize its investment objectives.

BELOW INVESTMENT GRADE (HIGH YIELD OR JUNK) SECURITIES RISK

There is no limit on the Fund’s ability to invest in below investment grade securities. Below investment grade securities may be particularly susceptible to economic downturns and are inherently speculative. It is likely that any such economic downturn could adversely affect the ability of the issuers of such securities to repay principal and pay interest thereon and increase the incidence of default for such securities.

Lower grade securities, though high yielding, are characterized by high risk. They may be subject to certain risks with respect to the issuing entity and to greater market fluctuations than certain lower yielding, higher rated securities. The retail secondary market for lower grade securities may be less liquid than that for higher rated securities. Adverse conditions could make it difficult at times to sell certain securities or could result in lower prices than those used in calculating the Fund’s NAV. Because of the substantial risks associated with investments in lower grade securities, you could lose money on your investment, both in the short-term and the long-term.
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CYBERSECURITY RISKS

The Adviser, the Sub-Adviser, the Fund and its other Service Providers depend heavily upon computer systems to perform necessary business functions. Despite the implementation of a variety of security measures, their computer systems could be subject to cyber-attacks and unauthorized access, such as physical and electronic break-ins or unauthorized tampering. Like other companies, the Adviser, the Sub-Adviser, the Fund and its other Service Providers may experience threats to their data and systems, including malware and computer virus attacks, unauthorized access, system failures and disruptions. If one or more of these events occurs, it could potentially jeopardize the confidential, proprietary and other information processed and stored in, and transmitted through, the Adviser’s, the Sub-Adviser’s, the Fund’s or its other Service Providers’ computer systems and networks, or otherwise cause interruptions or malfunctions in the operations of such entities, which could result in damage to their reputation, financial losses, litigation, increased costs, regulatory penalties and/or customer dissatisfaction or loss.

CONCENTRATION RISK

The Fund’s investments in real estate debt are expected to be secured by commercial real estate assets. The Fund’s concentration in the commercial real estate industry may increase the volatility of the Fund’s returns and may also expose the Fund to the risk of economic downturns in this industry to a greater extent than if its portfolio also included investments in other industries. While this portfolio concentration may enhance total returns to the Shareholders, if any large position sustains a material loss, the returns to the Fund, and thus to Shareholders, will be lower than if the Fund had invested in a more diversified portfolio.

Further, there is no limit regarding the amount of Fund assets that may be invested in commercial real estate in any single geographic area within the United States. To the extent the Fund concentrates its investments in a limited number of commercial real estate assets or geographic areas, the Fund will be subject to certain risks relating to concentrated investments. The Fund’s revenue from, and the value of, its commercial real estate assets located in any single concentrated region may be affected disproportionately by a number of factors, including local commercial real estate conditions (such as oversupply of or reduced demand for such properties) and the local economic climate. Business layoffs, downsizing, industry slowdowns, changing demographics, and other factors may adversely impact the local economic climate. A downturn in either the local economy or in general real estate conditions for any market in which the Fund’s investments are concentrated could adversely affect the Fund’s financial condition, results of operations, cash flow and ability to make distributions to Shareholders.

VALUATION RISKS

The price the Fund pays for its private commercial real estate investments will be based on the Adviser’s projections of market demand, occupancy levels, rental income, the costs of any development, redevelopment or renovation of a property, borrower expertise and other factors. If any of such projections are inaccurate or it ascribes a higher value to assets and their value subsequently drops or fails to rise because of market factors, returns on the Fund’s investment may be lower than expected and the Fund could experience losses. Accurate valuations may be more difficult to obtain in times of low transaction volume due to fewer market transactions that can be considered in the context of an appraisal. It also may be difficult to reflect fully and accurately rapidly changing market conditions or material events that may impact the value of the Fund’s real property investments between valuations, or to obtain complete information regarding any such events in a timely manner.

For the purposes of calculating the Fund’s NAV, private commercial real estate investments will initially be valued at cost, which the Fund expects to represent fair value at that time. Thereafter, valuations of private commercial real estate investments will be derived from an independent third-party service provider on a semi-annual basis.

Within the parameters of the valuation policies adopted by the Valuation Designee and approved by the Board, the valuation methodologies used to value the Fund’s private commercial real estate investments will involve subjective judgments and projections that may not materialize. Valuation methodologies will also involve assumptions and opinions about future events, which may or may not materialize. Valuations of the Fund’s private CRE Debt investments will be only estimates of fair value. Ultimate realization of the value of an asset depends to a great extent on economic, market and other conditions

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beyond the Fund’s or the Adviser’s control. Valuations of the Fund’s private CRE Debt investments by an independent third-party service provider are generally conducted semi-annually. In the interim between third-party evaluations, the Adviser’s Valuation Committee shall value each such investment on a monthly basis as set forth in the valuation procedures adopted by Adviser and approved by the Board (see “Determination of Net Asset Value”). It may be difficult for the Valuation Designee to quantify the impact of financial conditions and other factors relevant to the valuation of such an asset, and the information necessary to make a full assessment of the asset’s fair value may not be immediately available, which may require the Valuation Designee to make an assessment of fair value with incomplete information.

The Fund’s Board has designated the Adviser as the Fund’s Valuation Designee pursuant to Rule 2a-5 under the Investment Company Act. However, the Adviser’s participation in the Fund’s valuation process could result in a conflict of interest, since the fee payable to the Adviser is based on the Fund’s average daily net assets. A material change in a private commercial real estate investment or a new appraisal of a private commercial real estate investment may have a material impact on the Fund’s overall NAV, resulting in a sudden increase or decrease to the Fund’s NAV per share. Real estate valuations do not necessarily represent the price at which assets will sell, since market prices of real estate assets can only be determined by negotiation between a willing buyer and seller. As such, the carrying value of an asset may not reflect the price at which the asset is actually sold in the market, and the difference between carrying value and the ultimate sales price could be material.

Accurate valuations may be more difficult to obtain in times of low transaction volume due to fewer market transactions that can be considered in the context of an appraisal. It also may be difficult to reflect fully and accurately rapidly changing market conditions or material events that may impact the value of the Fund’s real property investments between valuations, or to obtain complete information regarding any such events in a timely manner. For example, an unexpected termination or renewal of a material lease, a material increase or decrease in vacancies, an unanticipated structural or environmental event at a property or material changes in market, economic and political conditions globally and in the jurisdictions and sectors in which a property operates, may cause the value of a property to change materially, yet obtaining sufficient relevant information after the occurrence has come to light and/or analyzing fully the financial impact of such an event may be difficult to do and may require some time. As a result, the Fund’s NAV per share may not reflect a material event until such time as sufficient information is available and the impact of such an event on a property’s valuation is fully evaluated.

REVERSE REPURCHASE AGREEMENTS RISK

The use of reverse repurchase agreements involves many of the same risks involved in the use of leverage, because the proceeds from reverse repurchase agreements generally will be invested in additional securities. There is a risk that the market value of the securities acquired in the reverse repurchase agreement will decline below the price of the securities that the Fund has sold but remains obligated to repurchase. In addition, there is a risk that the market value of the securities retained by the Fund will decline. If the buyer of securities under a reverse repurchase agreement were to file for bankruptcy or experience insolvency, the Fund could be adversely affected. Also, in entering into reverse repurchase agreements, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the underlying securities. In addition, due to the interest costs associated with reverse repurchase agreements, the Fund’s NAV will decline, and, in some cases, the Fund could be worse off than if it had not used such instruments.

LEVERAGE RISK

The Fund is permitted to obtain leverage using any form or combination of financial leverage instruments, including through funds borrowed from banks or other financial institutions (i.e., a credit facility), margin facilities, the issuance of preferred shares or notes and leverage attributable to reverse repurchase agreements, dollar rolls or similar transactions. The Fund will add financial leverage to its portfolio representing up to approximately 33⅓% of the Fund’s total assets, which includes the assets subject to, and obtained with the proceeds of, the leveraging activity). The Fund may use leverage opportunistically and may choose to increase or decrease its leverage, or use different types or combinations of leveraging instruments, at any time based on the Fund’s assessment of market conditions and the investment environment. The use of leverage will cause the Fund to incur additional expenses and significantly magnify the Fund’s losses in the event of underperformance of the Fund’s underlying investments.

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Use of leverage creates an opportunity for increased income and return for Shareholders but, at the same time, creates risks, including the likelihood of greater volatility in the NAV and market price of, and distributions on, the Shares. Increases and decreases in the value of the Fund’s portfolio will be magnified if the Fund uses leverage. In particular, leverage may magnify interest rate risk, which is the risk that the prices of portfolio securities will fall (or rise) if market interest rates for those types of securities rise (or fall). As a result, leverage may cause greater changes in the Fund’s NAV, which will be borne entirely by the Fund’s Shareholders. There can be no assurance that the Fund’s leveraging strategy will be successful during any period in which it is employed. Leverage involves risks and special considerations for common Shareholders, including:

•     the likelihood of greater volatility of NAV, market price and dividend rate of the common Shares than a comparable portfolio without leverage;

•     the risk that fluctuations in interest rates on borrowings and short-term debt or in the interest or dividend rates on any other leverage that the Fund must pay will reduce the return to the common Shareholders;

•     the effect of leverage in a declining market, which is likely to cause a greater decline in the NAV of the common Shares than if the Fund were not leveraged, which may result in a greater decline in the market price of the common Shares;

•     when the Fund uses leverage, the investment advisory fees payable to the Adviser and the Sub-Adviser will be higher than if the Fund did not use leverage; and

•     leverage may increase operating costs, which may reduce total return.

The Fund may be subject to investment restrictions of any applicable nationally recognized statistical rating organization (NRSRO) and/or credit facility lenders as a result of its use of financial leverage. These restrictions may impose asset coverage or portfolio composition requirements that are more stringent than those imposed on the Fund by the 1940 Act. It is not anticipated that these covenants or portfolio requirements will significantly impede the Adviser or the Sub-Adviser in managing the Fund’s portfolio in accordance with its investment objectives and policies. Nonetheless, if these covenants or guidelines are more restrictive than those imposed by the 1940 Act, the Fund may not be able to utilize as much leverage as it otherwise could have, which could reduce the Fund’s investment returns.

In addition, the Fund expects that any notes it issues or credit facility it enters into would contain covenants that, among other things, will likely impose geographic exposure limitations, credit quality minimums, liquidity minimums, concentration limitations and currency hedging requirements on the Fund. These covenants would also likely limit the Fund’s ability to pay distributions in certain circumstances, incur additional debt, change fundamental investment policies and engage in certain transactions, including mergers and consolidations. Such restrictions could cause the Adviser to make different investment decisions than if there were no such restrictions and could limit the ability of the Board of Trustees and Shareholders to change fundamental investment policies.

Although it does not currently contemplate doing so, the Fund may in the future issue preferred shares as a form of financial leverage. Any such preferred shares of the Fund would be senior to the common shares, such that holders of preferred shares would have priority over the distribution of the Fund’s assets, including dividends and liquidating distributions.

Effects of Leverage

The following table is furnished in response to requirements of the SEC. It is designed to illustrate the effects of leverage through the use of senior securities, as that term is defined under Section 18 of the 1940 Act, on total return, assuming hypothetical total returns (consisting of income and changes in the value of investments held in the Fund’s portfolio) of -10%, -5%, 0%, 5% and 10%. Although not considered senior securities, the table below reflects the Fund’s use of leverage based on its usage of reverse repurchase agreements as of the year ended December 31, 2025, which represented approximately 19.20% of the Fund’s total assets (including assets attributable to such leverage) at an estimated annual effective interest expense rate of 3.42% payable by the Fund on such instruments. Based on such estimated annual effective interest expense rate, the annual return that the Fund’s portfolio would need to experience (net of expenses) in order to cover the costs of such reverse repurchase agreements is 0.81%.

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The information below does not reflect the Fund’s use of certain other forms of economic leverage achieved through the use of other instruments or transactions not considered to be senior securities under the 1940 Act, such as credit default swaps or other derivative instruments. The assumed investment portfolio returns in the table below are hypothetical figures and are not necessarily indicative of the investment portfolio returns experienced or expected to be experienced by the Fund. Your actual returns may be greater or less than those appearing below. In addition, actual borrowing expenses associated with reverse repurchase agreements (or other types of borrowing, if any) used by the Fund may vary frequently and may be significantly higher or lower than the rate used for the example below.

‘Assumed Portfolio Return (Net of Expenses)	-10.00%	-5.00%	0.00%	5.00%	10.00%
Corresponding Return to Shareholder	-13.23%	-7.02%	-0.81%	5.40%	11.61%

Total return is composed of two elements — the dividends on Shares paid by the Fund (the amount of which is largely determined by the Fund’s net investment income after paying the cost of leverage) and realized and unrealized gains or losses on the value of the securities the Fund owns. As the table shows, leverage generally increases the return to Shareholders when portfolio return is greater than the costs of leverage and decreases return when the portfolio return is less than the costs of leverage.

LEVERAGE LIMITATIONS UNDER THE INVESTMENT COMPANY ACT

As a closed-end investment company that is registered with the SEC, the Fund is subject to the federal securities laws, including the Investment Company Act and the rules thereunder. The Investment Company Act generally limits the extent to which the Fund is able to use borrowings and “uncovered” transactions that give rise to a form of leverage, including reverse repurchase agreements and any other senior securities representing indebtedness, to 33⅓% of the Fund’s total assets, including assets attributable to such leverage. That is, the value of the Fund’s total assets less all liabilities and indebtedness not represented by senior securities (for these purposes, “total net assets”) will be at least 300% of the senior securities representing indebtedness. In addition, the Fund is not permitted to declare any cash dividend or other distribution on common shares unless, at the time of such declaration, this asset coverage test is satisfied.

Rule 18f-4 under the Investment Company Act (“Rule 18f-4”) regulates the use of derivatives and certain related instruments, including reverse repurchase agreements, by certain funds registered under the Investment Company Act. The Fund qualifies as a “limited derivatives user” as defined in Rule 18f-4, and accordingly the Fund is not required to establish a derivatives risk management program or to appoint a derivatives risk manager. The Fund has, however, adopted policies and procedures to manage its aggregate derivatives risk.

Since the Fund qualifies as a limited derivatives user, the Fund treats its holdings of reverse repurchase agreements as senior securities under Section 18 of the Investment Company Act. Accordingly, reverse repurchase agreements are subject to the 300% asset coverage requirements described above. The Fund combines the aggregate amount of indebtedness associated with reverse repurchase agreements or similar financing instruments with the aggregate amount of any other senior securities representing indebtedness when calculating the relevant asset coverage ratio.

To the extent that Wholly Owned Entities directly incur leverage in the form of debt, the amount of such recourse leverage used by the Fund and such Wholly Owned Entities is consolidated and treated as senior securities for purposes of complying with the Investment Company Act’s limitations on leverage by the Fund. Accordingly, it is the Fund’s present intention to utilize leverage through debt or borrowings, including reverse repurchase agreements, in an amount not to exceed 33⅓% of the Fund’s total assets (i.e., maintain 300% asset coverage), including the amount of any direct debt or borrowing by Wholly Owned Entities. Certain types of the Fund’s investments may also utilize property level debt financing (i.e., mortgages on properties that are non-recourse to the Fund except in extremely limited circumstances).
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Risks of Investing in Real Estate-Related Investments

GENERAL RISKS RELATING TO REAL ESTATE-RELATED DEBT AND PREFERRED EQUITY INVESTMENTS

The Fund invests in a variety of real estate-related debt and preferred equity investments, and will be subject to a variety of risks in connection with such investments. Any deterioration of real estate fundamentals generally, and in the United States in particular, could negatively impact the Fund’s performance by making it more difficult for entities in which the Fund invests to satisfy their debt payment obligations, increasing the default risk applicable to such borrowers and/or making it relatively more difficult for the Fund to generate attractive risk-adjusted returns. It is impossible to predict the degree to which economic conditions generally, and the conditions for real estate investing in particular, will improve or will deteriorate. Declines in the performance of the U.S. and global economies, the commercial real estate markets or in the commercial real estate debt markets could have a material adverse effect on the Fund’s investment strategy and performance.

RISKS RELATING TO CRE DEBT INSTRUMENTS

CRE Debt instruments (e.g., mortgages, mezzanine loans and preferred equity) that are secured by commercial real estate, are subject to risks of delinquency and foreclosure and risks of loss that are greater than similar risks associated with loans made on the security of single-family residential properties. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of the property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by, among other things:

•     tenant mix and tenant bankruptcies;

•     success of tenant businesses;

•     property management decisions, including with respect to capital improvements, particularly in older building structures;

•     property location and condition;

•     competition from other properties offering the same or similar services;

•     changes in laws that increase operating expenses or limit rents that may be charged;

•     any need to address environmental contamination at the property;

•     changes in national, regional, or local economic conditions, real estate values and/or rental occupancy rates;

•     changes in interest rates and in the state of the debt and equity capital markets, including diminished availability or lack of debt financing for commercial real estate;

•     changes in real estate tax rates and other operating expenses;

•     changes in governmental rules, regulations and fiscal policies, including environmental regulation;

•     seasonal and weather-related fluctuations in demand affecting the performance of certain properties, including real estate used in the hospitality industry;

•     decline in demand for real estate from increased use of e-commerce or other technological advances;

•     acts of God, terrorism, social unrest and civil disturbances, which may decrease the availability of or increase the cost of insurance or result in uninsured losses; and

•     adverse changes in zoning laws.
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In addition, the Fund may be exposed to the risk of judicial proceedings with borrowers and entities in which it invests, including bankruptcy or other litigation, as a strategy to avoid foreclosure or enforcement of other rights by the Fund as a lender or an investor. In the event that any of the properties or entities underlying or collateralizing the Fund’s CRE Debt Investments experiences any of the foregoing events or occurrences, the value of, and return on, such investments could be materially and adversely affected.

CRE CLO RISK

CRE CLOs are subject to the risks of substantial losses due to actual defaults by underlying borrowers, which will be greater during periods of economic or financial stress. CRE CLOs may be adversely impacted due to collateral defaults of subordinate tranches and market anticipation of defaults. The risks of CRE CLOs will be greater if the Fund invests in CRE CLOs that hold loans of uncreditworthy borrowers or if the Fund holds subordinate tranches of a CRE CLO that absorbs losses from the defaults before senior tranches. In addition, CRE CLOs are subject to interest rate risk and credit risk.

If the mortgage portfolios underlying CRE CLOs have been overvalued by the mortgage originators, or if the values subsequently decline and, as a result, less collateral value is available to satisfy interest and principal payments and any other fees in connection with the trust or other conduit arrangement for such securities, the Fund may incur significant losses. In addition, control over a CRE CLO’s related underlying loans will be exercised through a special servicer or collateral manager designated by a “directing certificate holder” or a “controlling class representative,” or otherwise pursuant to the related securitization documents. The Fund may acquire classes of CRE CLOs for which the Fund may not have the right to appoint the directing certificate holder or otherwise direct the special servicing or collateral management. With respect to the management and servicing of the underlying loans, the related special servicer or collateral manager may take actions that could adversely affect the Fund’s interests. In addition to the risks associated with debt instruments (e.g., interest rate risk and credit risk), CRE CLOs carry additional risks including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that the Fund may invest in CRE CLOs that are subordinate to other classes; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.

Risks Related to Note-on-Note Financing

The Fund may use “note-on-note” financing transactions as a form of leverage, in which the Fund incurs indebtedness or other financing obligations that are secured by, or otherwise dependent upon, one or more promissory notes held by the Fund rather than a direct interest in underlying assets. In these transactions, the Fund’s obligations to its financing counterparties generally depend on the Fund’s rights under the underlying notes and the performance of the obligors on those notes. The Fund typically will not grant a direct security interest in the underlying collateral securing such notes and may have limited ability to control enforcement, amendments, or restructuring of the underlying notes.

The use of note-on-note financing as leverage may magnify losses to the Fund. If the obligor on an underlying note defaults or becomes insolvent, or if the underlying note is modified or impaired, or otherwise declines in value, the Fund may be required to meet its obligations to the financing counterparty without receiving corresponding payments on the underlying note. In addition, the Fund may be required to post additional collateral, repay financing on an accelerated basis, or sell assets at unfavorable prices to satisfy its obligations. These risks may be exacerbated by the fact that the underlying notes may be less liquid or more difficult to value than assets in which the Fund could otherwise invest, particularly during periods of market stress, which could increase volatility in the Fund’s net asset value and adversely affect the Fund’s ability to meet repurchase requests.

Risks Related to Investments in Publicly Traded REITs

The Fund’s investments in the securities of publicly traded REITs will be subject to a variety of risks affecting those REITs directly. Share prices of publicly traded REITs may decline because of adverse developments affecting the real estate industry and real property values, including supply and demand for properties, the economic health of the country or of different regions, the strength of specific industries that rent properties and interest rates. REITs often invest in highly leveraged properties. Returns from REITs, which typically are small or medium capitalization stocks, may trail returns

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from the overall stock market. In addition, changes in interest rates may hurt real estate values or make REIT shares less attractive than other income-producing investments. REITs are also subject to heavy cash flow dependency and defaults by borrowers and tenants. Shareholders in the Fund may pay higher fees than Shareholders in funds that do not hold shares of underlying publicly traded REITS because the underlying REITS impose fees in addition to those imposed by the Fund.

RISKS RELATING TO COMMERCIAL MORTGAGE-BACKED SECURITIES

The Fund will invest a portion of its assets in pools or tranches of CMBS. CMBS are securities that evidence interests in, or are secured by, a single commercial mortgage loan or a pool of commercial mortgage loans. The collateral underlying CMBS generally consists of commercial mortgages on real property that has a multifamily or commercial use, such as retail space, office buildings, warehouse property and hotels.

In a rising interest rate environment, the value of CMBS may be adversely affected when payments on underlying mortgages do not occur as anticipated, resulting in the extension of the security’s effective maturity and the related increase in interest rate sensitivity of a longer-term instrument. The value of CMBS may also change due to shifts in the market’s perception of issuers and regulatory or tax changes adversely affecting the mortgage securities market as a whole. In addition, CMBS are subject to the credit risk associated with the performance of the underlying mortgage properties.

The securitization process that CMBS go through may also result in additional risks. Generally, CMBS are issued in classes similar to mortgage loans. To the extent that the Fund invests in a subordinate class, it will be paid interest only to the extent that there are funds available after paying the senior classes. To the extent the collateral pool includes delinquent loans, subordinate classes will likely not be fully paid and may not be paid at all. Subordinate CMBS are also subject to greater credit risk than those CMBS that are more highly rated. Further, the ratings assigned to any particular class of CMBS may not ultimately prove to be accurate. Thus, any particular class of CMBS may be riskier and more volatile than the rating assigned to such security, which may result in the returns on any such CMBS investment being less than anticipated.

NON-AGENCY SECURITIES RISK

Investments in asset-backed or mortgage-backed securities offered by non-governmental issuers, such as commercial banks, savings and loans, private mortgage insurance companies, mortgage bankers and other secondary market issuers are subject to additional risks. There are no direct or indirect government or agency guarantees of payments in loan pools created by non-government issuers. Securities issued by private issuers are subject to the credit risks of the issuers. An unexpectedly high rate of defaults on the loan pool may adversely affect the value of a non-agency security and could result in losses to the Fund. The risk of such defaults is generally higher in the case of pools that include subprime loans. Non-agency securities are typically traded “over-the-counter” rather than on a securities exchange and there may be a limited market for the securities, especially when there is a perceived weakness in the mortgage and real estate market sectors. Without an active trading market, the non-agency mortgage-related securities held by the Fund may be particularly difficult to value because of the complexities involved in assessing the value of the underlying loans and the value of these securities can change dramatically over time.

RISKS RELATING TO SUBORDINATED DEBT INVESTMENTS

To the extent that the Fund acquires subordinated or “mezzanine” debt investments, the Fund does not anticipate having absolute control over the underlying collateral because the Fund will be dependent on third-party borrowers and agents and will have rights that are subordinate to those of senior lenders. The Fund’s subordinated or mezzanine debt interests may be in real estate companies and real estate-related companies and properties whose capital structures may have significant leverage ranking ahead of the Fund’s investment. While the Adviser anticipates that the Fund’s investments will usually benefit from the same or similar financial and other covenants as those enjoyed by the leverage ranking ahead of the Fund and will usually benefit from cross default provisions, some or all of such terms may not be part of particular investments. The Adviser anticipates that the Fund’s usual security for these types of investments will be pledges of ownership interests, directly and/or indirectly, in a property-owning entity, and in many cases the Fund may not have a mortgage or other direct security interest in the underlying real estate assets. Moreover, it is likely that the Fund will be restricted in the exercise of its rights in respect of these types of investments by the terms of subordination agreements between it and the leverage ranking ahead of the Fund’s capital. Accordingly, the Fund may not be able to take the steps

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necessary to protect its investments in a timely manner or at all and there can be no assurance that the rate of return objectives of the Fund or any particular investment will be achieved. To protect its original investment and to gain greater control over the underlying assets, the Fund may need to elect to purchase the interest of a senior creditor or take an equity interest in the underlying assets, which may require additional investment by the Fund.

RISKS RELATING TO MEZZANINE LOANS

The mezzanine loans in which the Fund may invest may include loans secured by one or more direct or indirect ownership interests in a company, partnership or other entity owning, operating or controlling, directly or through subsidiaries or affiliates, one or more properties. Although not secured by the underlying real estate, mezzanine loans share certain of the characteristics of subordinate loan interests described above. It is expected that the properties owned by such entities are or will be subject to existing mortgage loans and other indebtedness. As with subordinate commercial mortgage loans, repayment of a mezzanine loan is dependent on the successful operation of the underlying properties and, therefore, is subject to similar considerations and risks, including certain of the considerations and risks described herein. Mezzanine loans may also be affected by the successful operation of other properties, the interests in which are not pledged to secure the mezzanine loan. The entity ownership interests securing the mezzanine loans may represent only partial interests in the related real estate company and may not control either the related real estate company or the underlying property. As a result, the effective realization on the collateral securing a mezzanine loan in the event of default may be limited.

Mezzanine loans may also involve certain additional considerations and risks. For example, the terms of mezzanine loans may restrict transfer of the interests securing such loans (including an involuntary transfer upon foreclosure) or may require the consent of the senior lender or other members or partners of or equity holders in the related real estate company, or may otherwise prohibit a change of control of the related real estate company. These and other limitations on realization on the collateral securing a mezzanine loan or the practical limitations on the availability and effectiveness of such a remedy may affect the likelihood of repayment in the event of a default.

RISKS RELATING TO COMMERCIAL MORTGAGE LOANS

Commercial mortgage loans have certain distinct risk characteristics. Mortgage loans on commercial properties generally lack standardized terms, which may complicate their structure and increase due diligence costs. Commercial mortgage loans also tend to have shorter maturities than single-family residential mortgage loans and are generally not fully amortizing, which means that they may have a significant principal balance or “balloon” payment due on maturity. Mortgage loans with a balloon payment involve a greater risk to a lender than fully amortizing loans because the ability of a borrower to make a balloon payment typically will depend upon its ability either to fully refinance the loan or to sell the property securing the loan at a price sufficient to permit the borrower to make the balloon payment. The ability of a borrower to effect a refinancing or sale will be affected by a number of factors, including the value of the property, the level of available mortgage rates at the time of sale or refinancing, the borrower’s equity in the property, the financial condition and operating history of the property and the borrower, tax laws, prevailing economic conditions and the availability of credit for loans secured by the specific type of property.

Commercial mortgage loans generally are non-recourse to borrowers. In the event of foreclosure on a commercial mortgage loan, the value at that time of the collateral securing the mortgage loan may be less than the principal amount outstanding on the mortgage loan and the accrued but unpaid interest thereon.

RISKS RELATING TO INTEREST RATES

Changes in interest rates may adversely affect the Fund’s investments. Changes in the level of interest rates can affect the Fund’s income by affecting the spread between the income on its assets and the expense of its interest-bearing liabilities, as well as the value of the Fund’s interest-earning assets and its ability to realize gains from the sale of assets. Interest rates are highly sensitive to factors such as governmental, monetary and tax policies, domestic and international economic and political considerations, fiscal deficits, trade surpluses or deficits, regulatory requirements and other factors beyond the control of the Fund. The Fund may finance its activities with both fixed and variable rate debt. With respect to variable rate debt, the Fund’s performance may be affected adversely if it does not or is unable to limit the effects of changes in interest rates on its operations by employing an effective hedging strategy, including engaging in interest rate swaps, caps, floors

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or other interest rate contracts, or buying and selling interest rate futures or options on such futures. Should the Fund so elect (and it will be under no obligation to do so), the use of hedging instruments to hedge a portfolio carries certain risks, including the risk that losses on a hedge position will reduce the Fund’s earnings and funds available for distribution to the Shareholders and that such losses may exceed the amount invested in such instruments. There is no perfect hedge for any investment, and a hedge may not perform its intended purpose of offsetting losses on an investment and, in certain circumstances, could increase such losses. The Fund may also be exposed to the risk that the counterparties with which it trades may cease making markets and quoting prices in such instruments, which may render the Fund unable to enter into an offsetting transaction with respect to an open position, or the risk that a counterparty may default on its obligations.

CREDIT RATINGS RISK

Credit ratings on debt securities represent the rating agencies’ opinions regarding their credit quality and are not a guarantee of quality. Rating agencies attempt to evaluate the safety of principal and interest payments and do not evaluate the risks of fluctuations in market value; therefore, they may not fully reflect the true risks of an investment. Moreover, market conditions may significantly impair the value and liquidity of investments and may result in a lack of correlation between their credit ratings and value. Also, rating agencies may fail to make timely changes in credit ratings in response to subsequent events, so that an issuer’s current financial condition may be better or worse than a rating indicates. In addition, many of the Fund’s investments are not expected to be assigned public ratings by the rating agencies.

PREPAYMENT RISK

Senior mortgage loans, junior notes, mezzanine loans and certain CMBS loans may be subject to prepayment, which is affected by a number of factors. If prevailing rates for similar loans fall below the interest rates on such loans, prepayment rates would generally be expected to increase, reducing the yield to maturity and average life of the investment. If the Fund reinvests the proceeds of such prepayments, it will likely do so at a lower rate of interest. Conversely, if prevailing rates for similar loans rise above the interest rates on such loans, prepayment rates would generally be expected to decrease, creating maturity extension risk, and potentially increasing the Fund’s volatility.

COUNTERPARTY RISK

Certain of the Fund’s investments will transpire in private markets. Differing market standards for counterparty credit evaluation may expose the Fund to the risk that a counterparty will not complete or settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract (irrespective of whether bona fide), counterparty default, or inability to perform, causing the Fund to suffer a loss. Such “counterparty” risk is accentuated for contracts with longer maturities or where the Adviser has concentrated the Fund’s transactions with a particular counterparty or group of counterparties.

LIMITATIONS ON REMEDIES RISK

Although the Fund will have certain contractual remedies upon the default by borrowers under certain investments, such as foreclosing in the underlying real estate or collecting rents generated therefrom or acquiring equity interests in the borrower or property owning entity, certain legal requirements may limit the ability of the Fund to effectively exercise such remedies. Furthermore, the right of a mortgage lender to convert its loan position into an equity interest may be limited by certain common law or statutory prohibitions, which may operate to prevent a lender from exercising conversion rights from debt to equity interests. In this connection, the laws with respect to the rights of creditors and other investors in certain jurisdictions in which the Fund may invest may not be comprehensive or well developed, and the procedures for the judicial or other enforcement of such rights may be of limited effectiveness.

CONSUMER PROTECTION LAWS

The loans underlying certain of the Fund’s investments and/or the originators of such loans may be subject to special rules, disclosure and licensing requirements and other provisions of federal and state consumer protection laws, including, among others, the federal Truth-in-Lending Act, Regulation Z, the Real Estate Settlement Procedures Act, the Equal Credit Opportunity Act, the Fair Credit Billing Act, the Fair Credit Reporting Act and related statutes. Failure to comply with these federal or state consumer protection laws and related statutes could subject lenders to specific statutory liabilities. In some cases, this liability may affect the subsequent assignees of such obligations, including the issuer of such securities. In particular, a lender’s failure to comply with the federal Truth-in-Lending Act could subject such lender and its assignees to

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monetary penalties and could result in rescission. Numerous class action lawsuits have been filed in multiple states alleging violations of these statutes and seeking damages, rescission and other remedies. These suits have named the originators and current and former holders. If any issuer of a loan held by the Fund were to be named as a defendant in a class action lawsuit, the costs of defending or settling such lawsuit or a judgment could reduce the amount available for distribution on issuer’s securities and could negatively impact the returns to the Fund.

GENERAL RISKS OF DIRECT INVESTMENTS IN REAL ESTATE

To a lesser degree, the Fund may invest in equity ownership interests in real estate as part of its investment strategy. The yields available from equity investments in real estate depend on the amount of income earned and capital appreciation generated by a property, as well as the expenses incurred in connection therewith. Accordingly, the performance of these investments is subject to the risks affecting cash flow, expenses, capital appreciation, and, to the extent the investments are leveraged, the risks incident to borrowing funds, including risks associated with changes in the general economic climate, changes in the overall real estate market, local real estate conditions, the financial condition of tenants, buyers and sellers of properties, supply of or demand for competing properties in an area, technological innovations that dramatically alter space and demand requirements, the availability of financing, changes in interest rates and mortgage availability, inflation, inventory availability and demand, taxes, competition based on rental rates, energy and supply shortages, various uninsured and uninsurable risks, government regulations, environmental laws and regulations, zoning laws, environmental claims arising in respect of real estate acquired with undisclosed or unknown environmental problems or as to which inadequate reserves had been established, changes in the relative popularity of property types and locations, risks due to dependence on cash flow and risks and operating problems arising out of the presence of certain construction materials, force majeure, acts of war (declared and undeclared), terrorist acts, strikes and other factors which are beyond the control of the Fund. In addition, rising interest rates could make alternative interest bearing and other investments more attractive and, therefore, potentially lower the relative value of any existing real estate investments.

When interest rates decline, borrowers may pay off their loans sooner than expected. This can reduce the returns of the Fund because the Fund may have to reinvest that money at the lower prevailing interest rates. In addition, the creditworthiness, servicing practices, and financial viability of the loan servicers present significant risks. For instance, a servicer may be required to make advances in respect of delinquent loans underlying mortgage-related securities; however, servicers experiencing financial difficulties may not be able to perform these obligations.

INSUFFICIENT CASH FLOW

Certain significant expenditures associated with an investment in real estate (such as mortgage payments, real estate taxes and maintenance costs) generally do not decline when circumstances cause a reduction in income from the property. In the event that the Fund does not have sufficient cash available to it through its operations to continue operating its business as usual, the Fund may need to find alternative ways to increase its liquidity. Such alternatives may include, without limitation: divesting itself of properties, whether or not they otherwise meet the Fund’s strategic objectives to keep in the long-term, at less than optimal terms; incurring debt; entering into leases with its tenants at lower rental rates or less than optimal terms; or entering into lease renewals with its existing tenants without an increase in, and with possibly lower, rental rates. There can be no assurance, however, that such alternative ways to increase the Fund’s liquidity will be available to the Fund. Additionally, taking such measures to increase the Fund’s liquidity will adversely affect its business, results of operations and financial condition.

INFLATION/DEFLATION RISK.

Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Shares and distributions on the Shares can decline. Inflation rates may change frequently and drastically as a result of various factors, including unexpected shifts in the domestic or global economy (or expectations that such policies will change). In addition, during any periods of rising inflation, the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, which would tend to further reduce returns to Shareholders.
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Deflation risk is the risk that prices throughout the economy decline over time — the opposite of inflation. Deflation could have an adverse effect on the creditworthiness of issuers and could make issuer defaults more likely, which could result in a decline in the value of the Fund’s portfolio.

DEPENDENCE ON TENANTS; FINANCIAL CONDITION OF TENANTS

The Fund’s revenues from direct investments in real estate will depend, at least in part, on the creditworthiness of tenants and would be adversely affected by the loss of or default by significant lessees. Much of the tenant base is expected to consist of non-rated and non-investment grade tenants. In addition, certain properties may be occupied by a single tenant, and as a result, the success of those properties depends on the financial stability of that tenant. Lease payment defaults by tenants could cause the Fund to reduce the amount of distributions to the Shareholders and could force the Fund to find an alternative source of funding to pay any mortgage loan interest or principal, taxes, or other obligations relating to the property. In the event of a tenant default, the Fund may also experience delays in enforcing the Fund’s rights as landlord and may incur substantial costs in protecting its investment and re-leasing the property. If a lease is terminated, the value of the property may be immediately and negatively affected, and the Fund may be unable to lease the property for the rent previously received or at all or sell the property without incurring a loss.

A tenant of one or more of the Fund’s properties or subsequently acquired properties may experience, from time to time, a downturn in its business which may weaken its financial condition and result in its failure to make rental payments when due. At any time, a tenant may seek the protection of bankruptcy or insolvency laws, which could result in the rejection and termination of such tenant’s lease and thereby cause a reduction in the distributable cash flow of the Fund. No assurance can be given that tenants will not file for bankruptcy protection in the future or, if any tenants file, that they will affirm their leases and continue to make rental payments in a timely manner. If a tenant’s lease is not affirmed following bankruptcy or if a tenant’s financial condition weakens, the Fund’s cash flow may be adversely affected.

PARTIAL OWNERSHIP INTERESTS

The Fund may hold properties indirectly by holding investments in Joint Venture Entities or Co-Investment Entities. Such investments may involve risks not present in investments where a third party is not involved, including the possibility that: (i) the co-venturer or partner may have control or governance rights over some or all aspects of an investment that are greater than those of the Fund; (ii) the Fund and a co-venturer or partner may reach an impasse on a major decision that requires the approval of both parties; (iii) a co-venturer or partner may at any time have economic or business interests or goals that are inconsistent with those of the Fund (including those that may be inconsistent with the qualification as a REIT of an entity through which the Fund invests); (iv) a co-venturer or partner may encounter liquidity or insolvency issues or may become bankrupt; (v) a co-venturer or partner may be in a position to take action contrary to the Fund’s investment objective; (vi) a co-venturer or partner may take actions that subject the investment to liabilities in excess of, or other than, those contemplated; or (vii) in certain circumstances, the Fund may be liable for actions of its co-venturers or partners, each of which may subject the Fund’s investments to liabilities in excess of or other than those contemplated by the Adviser. In addition, the Fund may rely upon the abilities and management expertise of a co-venturer or partner.

In connection with entering into joint venture agreements, the Fund expects to be subject to various restrictions with respect to the sale of its interests. Joint venture agreements typically include provisions setting forth rules and restrictions regarding buy-sell procedures, forced sale procedures and other liquidity transactions. It may also be more difficult for the Fund to sell its interest in any joint venture, partnership or entity with other owners than to sell its interest in other types of investments as a result of these restrictions. Moreover, the Fund may not have the liquidity to execute on a sale in connection with the exercise by a joint venture partner of its buy-sell right and, as a result, the Fund may be forced to sell to the joint venture partner on disadvantageous terms.

In addition, the Fund may grant co-venturers or partners joint approval rights with respect to major decisions concerning the management, financing and disposition of investments, which would increase the risk of deadlocks. A deadlock could delay the execution of the business plan for an applicable investment or require the Fund to engage in a buy-sell of the venture with a co-venturer or partner or conduct the forced sale of the applicable investment. As a result of these risks, the Fund may be unable to fully realize its target return on any such investment.
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RELIANCE ON THIRD-PARTY MANAGERS OR JOINT VENTURE PARTNERS

Although the Adviser will monitor the performance of each of the Fund’s direct real estate investments, if any, the Adviser may engage third-party managers or joint venture partners to operate certain investments on a day-to-day basis. Affiliates of the Adviser, including FREG, will be engaged to provide property management and other services, at prevailing market rates, for the Fund’s direct investments in real estate, if any. There can be no assurance that such managers or joint venture partners, including FREG or other affiliates of the Adviser, will be able to operate the real estate investments successfully.

LITIGATION

The Fund may be subject to litigation from time to time. The outcome of such proceedings may materially adversely affect the value of the Fund and may continue without resolution for extended periods of time. Any litigation may require the time, attention and resources of the Adviser, the Sub-Adviser and/or the Fund. The acquisition, ownership and disposition of real properties carries certain specific litigation risks. Litigation may be commenced with respect to a property acquired by the Fund or its subsidiaries in relation to activities that took place prior to the Fund’s acquisition of such property. In addition, at the time of disposition of an individual property, a potential buyer may claim that it should have been afforded the opportunity to purchase the asset or alternatively that such potential buyer should be awarded due diligence expenses incurred or statutory damages for misrepresentation relating to disclosure made, if such buyer is passed over in favor of another as part of the Fund’s efforts to maximize sale proceeds. Similarly, successful buyers may later sue the Fund under various damage theories, including those sounding in tort, for losses associated with latent defects or other problems not uncovered in due diligence.

INSURANCE RISK

Certain types of losses, generally of a catastrophic nature, such as earthquakes, floods and hurricanes may be uninsurable or not economically insurable. The Fund may not obtain, or be able to require tenants to obtain, certain types of insurance if it is deemed commercially unreasonable. Under such circumstances, the insurance proceeds, if any, might not be adequate to restore the economic value of the property, which might decrease the value of the property. As a result, the insured company could lose its investments in, and anticipated profits and cash flows from, a number of properties and, as a result, adversely affect the Fund’s investment performance.

ENVIRONMENTAL RISK

The Fund may be exposed to substantial risk of loss arising from investments involving undisclosed or unknown environmental, health or occupational safety matters, or inadequate reserves, insurance or insurance proceeds for such matters that have been previously identified. Under various U.S. federal, state and local laws, ordinances and regulations, an owner of real property may be liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such laws may also impose joint and several liability, which can result in a party being obligated to pay for greater than its share, or even all, of the liability involved. Such liability may also be imposed without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances and may be imposed on the owner in connection with the activities of a tenant at the property. The cost of any required remediation and the owner’s liability therefore as to any property are generally not limited under such laws and could exceed the value of the property and/or the aggregate assets of the owner. The presence of such substances, or the failure to properly remediate contamination from such substances, would adversely affect the owner’s ability to sell the real estate or to borrow funds using such property as collateral, which could have an adverse effect on the Fund’s return from such investment. Environmental claims with respect to a specific investment could exceed the value of such investment, and under certain circumstances, subject the other assets of the Fund to such liabilities. In addition, some environmental laws create a lien on contaminated property in favor of governments or government agencies for costs they incur in connection with the contamination.

The ongoing presence of environmental contamination, pollutants or other hazardous materials on a property (whether known at the time of acquisition or not) could also result in personal injury (and associated liability) to persons on the property and persons removing such materials, future or continuing property damage (which would adversely affect property value) or claims by third parties, including as a result of exposure to such materials through the spread of contaminants.
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In addition, the Fund’s operating costs and performance may be adversely affected by compliance obligations under environmental protection statutes, rules and regulations relating to investments of the Fund, including additional compliance obligations arising from any change to such statutes, rules and regulations. Statutes, rules and regulations may also restrict development of, and use of, property. Certain clean-up actions brought by governmental agencies and private parties could also impose obligations in relation to the Fund’s investments and result in additional costs to the Fund. If the Fund is deemed liable for any such environmental liabilities and is unable to seek recovery against its tenant, the Fund’s business, financial condition and results of operations could be materially and adversely affected, and the amount available to make distributions could be reduced.

Further, even in cases where the Fund is indemnified by the seller with respect to an investment against liabilities arising out of violations of environmental laws and regulations, there can be no assurance as to the financial viability of the seller to satisfy such indemnities or the ability of the Fund to achieve enforcement of such indemnities.

AVAILABILITY OF FINANCING

The Fund’s business may be adversely affected by disruptions in the debt and equity capital markets and institutional lending market, including the lack of access to capital or prohibitively high costs of obtaining or replacing capital. For example, access to the capital markets and other sources of liquidity was severely disrupted during the 2008 financial crisis and the markets could, in the future, suffer another severe downturn and another liquidity crisis could emerge. There can be no assurance that any financing will be available to the Fund in the future on acceptable terms, if at all, or that it will be able to satisfy the conditions precedent required to use its credit facilities, if entered into, which could reduce the number, or alter the type, of investments that the Fund would make otherwise. This may reduce the Fund’s income. To the extent that financing proves to be unavailable when needed, the Fund may be compelled to modify its investment strategy to optimize the performance of the portfolio. Any failure to obtain financing could have a material adverse effect on the continued development or growth of the Fund’s business and harm the Fund’s ability to operate and make distributions.

MATURITY RISK

The Fund’s general financing strategy is focused on the use of “match-funded” structures. This means that the Fund will seek to align the maturities of its liabilities with the maturities on its assets in order to manage the risks of being forced to refinance its liabilities prior to the maturities of its assets. In addition, the Fund plans to match interest rates on its assets with like-kind borrowings, so fixed-rate investments are financed with fixed-rate borrowings and floating-rate assets are financed with floating-rate borrowings, directly or indirectly through the use of interest rate swaps, caps and other financial instruments or through a combination of these strategies. The Fund may fail to appropriately employ match-funded structures on favorable terms, or at all. The Fund may also determine not to pursue a fully match-funded strategy with respect to a portion of its financings for a variety of reasons. If the Fund fails to appropriately employ match-funded strategies or determines not to pursue such a strategy, its exposure to interest rate volatility and exposure to matching liabilities prior to the maturity of the corresponding asset may increase substantially which could harm the Fund’s operating results, liquidity and financial condition.

INTEREST RATE RISK

The Fund’s financial performance will be influenced by changes in interest rates; in particular, such changes may affect the performance of real estate-related debt investments and publicly traded commercial real estate securities to the extent such debt does not float as a result of floors or otherwise. Changes in interest rates, including changes in expected interest rates or “yield curves,” affect the Fund’s business in a number of ways. Changes in the general level of interest rates can affect the Fund’s net interest income, which is the difference between the interest income earned on the Fund’s interest-earning assets and the interest expense incurred in connection with its interest-bearing borrowings and hedges. Changes in the level of interest rates also can affect, among other things, the Fund’s ability to acquire certain publicly traded commercial real estate securities, acquire certain real estate-related debt investments at attractive prices and enter into hedging transactions. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond its control. If market interest rates increase further in the future, the interest rate on any variable rate borrowings will increase and will create higher debt service requirements, which would adversely affect the Fund’s cash flow and could adversely impact the Fund’s results of operations.
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For example, if interest rates increase, so could the Fund’s interest costs for new debt, including variable rate debt obligations under any credit facility or other financing. This increased cost could make the financing of any development or acquisition more costly. During periods of very low or negative interest rates, the Fund may be unable to maintain positive returns. Very low or negative interest rates may magnify interest rate risk. Changing interest rates, including rates that fall below zero, may have unpredictable effects on markets, may result in heightened market volatility and may detract from Fund performance to the extent the Fund is exposed to such interest rates.

Furthermore, shifts in the U.S. Treasury yield curve reflecting an increase in interest rates would also affect the yield required on certain of the publicly traded CRE securities and therefore their value. For instance, increasing interest rates would reduce the value of the fixed rate assets the Fund holds at the time because the higher yields required by increased interest rates result in lower market prices on existing fixed rate assets in order to adjust the yield upward to meet the market and vice versa. This would have similar effects on the Fund’s portfolio of publicly traded CRE securities and the Fund’s financial position and operations as a change in interest rates generally.

The Fund’s operating results will depend in large part on differences between the income from the Fund’s assets less its operating costs, reduced by any credit losses and financing costs. Income from the Fund’s assets may respond more slowly to interest rate fluctuations than the cost of its borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence the Fund’s net income. Increases in these rates may decrease the Fund’s net income and fair value of the Fund’s assets. Interest rate fluctuations resulting in the Fund’s interest expense exceeding the income from the Fund’s assets would result in operating losses for the Fund and may limit the Fund’s ability to make distributions. In addition, if the Fund needs to repay existing borrowings during periods of rising interest rates, it could be required to liquidate one or more of its investments at times that may not permit realization of the maximum return on those investments, which would adversely affect the Fund’s profitability. Under normal market conditions, the Fund does not intend to hedge the Fund’s exposure to interest rate risk, which may cause the Fund to incur losses that would not have been incurred had such risk been hedged.

SHORT-TERM BORROWING RISK

The Fund may be dependent on short-term financing arrangements that are not matched in duration to its financial assets. Short-term borrowing through reverse repurchase agreements, credit facilities and other types of borrowings may be recourse to the Fund and may put the Fund’s assets and financial condition at risk. The Fund’s financing structures may economically resemble short-term, floating-rate financing and usually require the maintenance of specific loan-to-collateral value ratios and other covenants. In the event that the Fund is unable to meet the collateral obligations for its short-term financing arrangements, the Fund’s financial condition could deteriorate rapidly.

RESTRICTIVE COVENANT RISKS

When providing financing, a lender may impose restrictions on the Fund that affect its distribution and operating policies and its ability to incur additional borrowings. Financing arrangements that the Fund may enter into may contain covenants that limit its ability to further incur borrowings and restrict distributions to the Shareholders or that prohibit it from discontinuing insurance coverage. Credit facilities the Fund may enter into may contain financial covenants, including a minimum unrestricted cash covenant. These or other limitations would decrease the Fund’s operating flexibility and its ability to achieve its operating objectives, including making distributions.
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Risks Related to the Fund’s Status as a REIT

Failure to maintain our qualification as a REIT would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distribution to our Shareholders.

The Fund has elected to be taxed as and intends to operate in a manner that will allow it to qualify for taxation as a REIT under the Code. However, qualification as a REIT involves the application of complex Code provisions. For some of these provisions, only a limited number of judicial or administrative interpretations exist. The Fund has not requested and does not plan to request a ruling from the Internal Revenue Service (the “IRS”) that the Fund qualifies as a REIT. Therefore, it cannot be assured that the Fund will qualify as a REIT, or that it will remain qualified as such in the future. Notwithstanding the availability of cure provisions in the Code, the Fund could fail to satisfy various requirements for maintaining its qualification for taxation as a REIT. If the Fund fails to qualify as a REIT in any tax year, and was not entitled to relief under applicable statutory provisions, then:

•     it would be taxed as a regular domestic corporation, which means being unable to deduct dividends paid to Shareholders in computing its taxable income and being subject to U.S. federal and applicable state and local income tax on its taxable income at regular corporate income tax rates;

•     any resulting tax liability could be substantial and could have a material adverse effect on the Fund’s net asset value and cash available for distribution to Shareholders; and

•     it generally would not be eligible to re-elect to be taxed as a REIT until the fifth calendar year after the year in which the Fund failed to qualify as a REIT.

In addition, if the Fund fails to qualify as a REIT, it will no longer be required to make distributions. As a result of all these factors, failure to qualify as a REIT could impair the Fund’s ability to expand our business and raise capital, and it would adversely affect the value of our Shares.

LEGISLATIVE OR REGULATORY ACTION COULD ADVERSELY AFFECT THE RETURNS TO SHAREHOLDERS.

In recent years, numerous legislative, judicial and administrative changes have been made to the U.S. federal income tax laws applicable to investments in real estate and REITs, and it is possible that additional legislation may be enacted in the future. The Fund cannot assure Shareholders that any such future changes to the U.S. federal income tax laws or regulatory changes will not adversely affect their taxation, the Fund’s business or financial results, the value of their Shares or the market value or the resale potential of the Fund’s assets. The REIT rules are regularly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department, which may result in revisions to regulations and interpretations in addition to statutory changes. If enacted, certain of such changes could have an adverse impact on our business and financial results.

We cannot predict whether, when, or to what extent any new U.S. federal tax laws, regulations, interpretations, or rulings will impact the real estate investment industry or REITs, including whether various favorable U.S. federal tax laws will be extended. Shareholders are urged to consult with their own tax advisor regarding the effect of potential future changes to the U.S. federal tax laws on an investment in the Shares.

TO MAINTAIN REIT STATUS, THE FUND MAY BE FORCED TO BORROW FUNDS DURING UNFAVORABLE MARKET CONDITIONS OR ON UNFAVORABLE TERMS.

To qualify as a REIT, the Fund must distribute annually to its Shareholders dividends equal to at least 90% of its net taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains. The Fund will be subject to regular corporate income taxes on any undistributed REIT taxable income, each year, including any undistributed net capital gains. Additionally, the Fund will be subject to a 4% nondeductible excise tax on any amount by which distributions paid (or deemed paid) by it in any calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain

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net income and 100% of its undistributed income from previous years. Payments the Fund makes to its Shareholders under its share repurchase plan may not be taken into account for purposes of these distribution requirements. If the Fund does not have sufficient cash to make distributions necessary to preserve its REIT status for any year or to avoid taxation, the Fund may be forced to borrow funds or sell assets even if the market conditions at that time are not favorable for these borrowings or sales. We cannot assure you that we will have access to such capital on favorable terms at the desired times, or at all, which may cause us to curtail our investment activities or dispose of assets at inopportune times or on unfavorable terms, which could materially and adversely affect our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations.

COMPLYING WITH REIT REQUIREMENTS MAY CAUSE US TO FOREGO OTHERWISE ATTRACTIVE OPPORTUNITIES OR LIQUIDATE OTHERWISE ATTRACTIVE INVESTMENTS.

To qualify as a REIT, the Fund is required at all times to satisfy tests relating to, among other things, the sources of its income, the nature and diversification of its assets, the ownership of its stock and the amounts it distributes to its Shareholders. Compliance with the REIT requirements may impair the Fund’s ability to operate solely on the basis of maximizing profits. For example, the Fund may be required to make distributions to Shareholders at disadvantageous times or when the Fund does not have funds readily available for distribution.

In addition, to qualify as a REIT, at the end of each calendar quarter, at least 75% of the value of the Fund’s assets must consist of cash, cash items, government securities and qualified real estate assets. The remainder of its investments in securities (other than qualified real estate assets and government securities) generally cannot include securities which represent more than 10% of the value or voting power of any one issuer (for this purpose, securities that constitute “straight debt” are excluded) unless the Fund and such issuer jointly elect for such issuer to be treated as a TRS. Debt will generally constitute “straight debt” if the debt is a written unconditional promise to pay on demand or on a specified date a certain sum of money, the debt is not convertible, directly or indirectly, into stock, and the interest rate and the interest payment dates of the debt are not contingent on profits, the borrower’s discretion, or similar factors. Additionally, no more than 5% of the value of the Fund’s assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, no more than 25% of the value of our assets may be represented by securities of one or more TRS (20% for taxable years beginning before December 31, 2025), and no more than 25% of the value of Fund’s total assets may be represented by debt instruments of publicly offered REITs that are not secured by mortgages on real property or interests in real property. If the Fund fails to comply with these requirements at the end of any calendar quarter, the Fund must dispose of all or a portion of such non-compliant assets within 30 days after the end of such calendar quarter or qualify for certain statutory relief provisions to avoid losing its REIT qualification and suffering adverse tax consequences. In order to satisfy these requirements and maintain its qualification as a REIT, the Fund may be forced to liquidate assets from its portfolio or not make otherwise attractive investments. These actions could have the effect of reducing the Fund’s income and amounts available for distribution to its Shareholders.

SHAREHOLDERS MAY BE RESTRICTED FROM ACQUIRING OR TRANSFERRING CERTAIN AMOUNTS OF SHARES.

For the Fund to qualify as a REIT under the Code, not more than 50% of the value of its outstanding Shares may be owned, beneficially or constructively, by five or fewer individuals (including certain entities treated as individuals for this purpose) at any time during the last half of a taxable year. Additionally, at least 100 persons must beneficially own our capital stock during at least 335 days of a taxable year. The Declaration of Trust contains certain transfer and ownership limitations intended to assist the Fund in continuing to satisfy the share ownership requirements that apply to REITs. However, the rules that apply to determine ownership of a REIT are complex. If the Fund were to fail to satisfy a share ownership requirement and was unable to avail itself of any applicable relief provisions, it would fail to qualify for taxation as a REIT.

EVEN IF WE QUALIFY AS A REIT, WE MAY FACE OTHER TAX LIABILITIES THAT REDUCE OUR CASH FLOW.

Even if the Fund qualifies for taxation as a REIT, the Fund may be subject to certain U.S. federal, state and local taxes on the Fund’s income and assets, on taxable income that the Fund does not distribute to its Investors, on net income from certain “prohibited transactions,” and on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. For example, to the extent the Fund satisfies the 90% distribution requirement but distribute less than 100% of the Fund’s REIT taxable income, the Fund will be subject to U.S. federal corporate income

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tax on the Fund’s undistributed taxable income and gain. The Fund also will be subject to a 4% nondeductible excise tax if the actual amount that the Fund distributes (or is deemed to distribute) to its Shareholders in a calendar year is less than a minimum amount specified under the Code. As another example, the Fund is subject to a 100% “prohibited transaction” tax on any gain from a sale of property that is characterized as held for sale in the ordinary course of business, rather than investment, for U.S. federal income tax purposes, unless the Fund earns the gain through a TRS. While a safe harbor to the characterization of the sale of real property by a REIT as a “prohibited transaction” is available, there is no assurance that the Fund can comply with the safe harbor or that the Fund will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of business. Further, any TRS that the Fund establishes will be subject to regular corporate U.S. federal, state and local taxes. Any of these taxes would decrease cash available for distribution to Shareholders.

THE BOARD MAY REVOKE THE FUND’S REIT ELECTION.

The Declaration of Trust authorizes the Board to revoke or otherwise terminate its REIT election, without the approval of the Fund’s Shareholders, if it determines that it is no longer in the Fund’s best interests to qualify as a REIT. The Board has fiduciary duties to the Fund and its Shareholders and could only cause such changes in the Fund’s tax treatment if it determines in good faith that such changes are in the Fund’s best interests and in the best interests of the Shareholders. In this event, the Fund would become subject to U.S. federal income tax on its taxable income, and the Fund would no longer be required to distribute most of its net income to its Shareholders, which may cause a reduction in the total return to its Shareholders.

PARTICIPATING IN THE FUND’S DRIP WILL RESULT IN A DEEMED DIVIDEND TO PARTICIPATING SHAREHOLDERS, WHICH MAY BE TAXABLE.

If a Shareholder participates in the Fund’s DRIP, such Shareholder will be deemed to have received, and for U.S. federal income tax purposes will be taxed on, the amount reinvested in the Fund’s shares. Therefore, unless the Shareholder is a tax-exempt entity or the distribution was designated as a tax-free return of capital, such Shareholder may be forced to use funds from other sources to pay its tax liability on the reinvested dividends.

DIVIDENDS PAYABLE TO REITS DO NOT QUALIFY FOR THE REDUCED TAX RATES AVAILABLE FOR SOME DIVIDENDS.

The maximum tax rate applicable to qualified dividend income payable to certain non-corporate U.S. shareholders, including individuals, is currently 20%. Dividends payable by REITs, however, generally are not eligible for the reduced rates. REIT dividends that are not designated as qualified dividend income or capital gain dividends are taxable as ordinary income, the current maximum rate of which is 37% (“ordinary income dividends”). Although this does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate qualified dividend income could cause certain non-corporate investors to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends. However, non-corporate U.S. taxpayers are generally allowed to deduct 20% of the aggregate amount of REIT ordinary income dividends, subject to certain limitations, which would reduce the maximum marginal effective tax rate for individuals on such REIT ordinary income dividends to 29.6%. Potential investors are urged to consult with their tax advisors regarding the availability of this deduction and their effective tax rate with respect to REIT ordinary income dividends.

MEZZANINE LOANS THAT THE FUND ACQUIRES MAY NOT QUALIFY AS “REAL ESTATE ASSETS” FOR PURPOSES OF THE REIT TESTS.

The Fund may acquire mezzanine loans (i.e., loans secured by a pledge of the ownership interests in an entity which directly or indirectly owns property). The IRS has provided a safe harbor which, if met, provides greater certainty that a mezzanine loan will be treated as a “real estate asset” for purposes of the REIT asset and the interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the REIT 75% income test. The Fund may acquire mezzanine loans that do not meet all of the requirements of this safe harbor. In the event the Fund owns a mezzanine loan that does not meet the safe harbor, the IRS could challenge such loan’s treatment as a real estate asset for purposes of the REIT asset and income tests and, if such a challenge were sustained, the Fund could fail to qualify as a REIT.
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THE FUND MAY CONDUCT BUSINESS THROUGH TRSs.

The Fund may conduct certain activities or invest in assets through one or more TRSs. A TRS is a corporation in which a REIT directly or indirectly holds stock and that has made a joint election with such REIT to be treated as a TRS. Other than some activities relating to management of hotel and health care properties, a TRS may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. However, the TRS is subject to U.S. federal income tax as a C corporation and will pay U.S. federal and state and local income taxes on its taxable income.

In addition, if the economic arrangements between the Fund and any of its TRSs are not conducted on an arm’s-length basis, the Fund must pay a 100% excise tax on certain payments that it makes or receives. The Fund intends to structure transactions with any TRS on terms that it believes are arm’s length to avoid incurring the 100% excise tax described above, however, the IRS may successfully assert that the economic arrangements of the Fund’s intercompany transactions are not comparable to similar arrangements between unrelated parties.

No more than 25% of the value of a REIT’s total assets (20% for taxable years beginning on or before December 31, 2025) may consist of stock or securities of one or more TRSs. This requirement limits the extent to which the Fund can hold assets or conduct its activities through TRSs. The values of the TRS and the Fund’s assets may not be precisely determined and may change in the future. If the Fund fails to comply with these requirements at the end of any calendar quarter, it must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing its REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

THE REIT QUALIFICATION RULES MAY LIMIT THE FUND’S ABILITY TO HEDGE INTEREST RATE RISK.

Although the Fund does not intend to hedge its interest rate risk, Shareholders should be aware that the REIT provisions of the Code may limit the Fund’s ability to hedge its assets and operations. Under these provisions, any income that the Fund generates from hedging transactions will be excluded from gross income for purposes of the 75% and 95% REIT gross income tests if: (i) the instrument (A) hedges interest rate risk or foreign currency exposure on liabilities used to carry or acquire real estate assets, (B) hedges risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income tests or (C) hedges a position entered into pursuant to clause (A) or (B) after the extinguishment of such liability or disposition of the asset producing such income; and (ii) such instrument is properly identified under applicable Treasury Regulations. Income from hedging transactions that does not meet these requirements will generally constitute non-qualifying income for purposes of both the 75% and 95% gross income tests. As a result of these rules, the Fund may have to limit its use of hedging techniques that might otherwise be advantageous or implement those hedges through a TRS. This could increase the cost of the Fund’s hedging activities because its TRS would be subject to tax on gains or expose it to greater risks associated with changes in interest rates than the Fund would otherwise want to bear. In addition, losses in a TRS will generally not provide any tax benefit, except for being carried forward against future taxable income of the TRS.

INVESTMENTS IN “TAXABLE MORTGAGE POOLS” COULD RESULT IN ADVERSE TAX CONSEQUENCES FOR TAX-EXEMPT AND NON-U.S. SHAREHOLDERS.

Securitizations of CMBSs and CRE CLOs could result in the creation of “taxable mortgage pools” for U.S. federal income tax purposes. So long as the Fund owns 100% of the equity interests in a taxable mortgage pool, the Fund’s REIT status generally would not be adversely affected by the characterization of the securitization as a taxable mortgage pool. Certain categories of shareholders, however, such as foreign shareholders eligible for treaty or other benefits, shareholders with net operating losses, and certain tax-exempt shareholders that are subject to unrelated business income tax, could be subject to increased taxes on a portion of their dividend income from the Fund that is attributable to the taxable mortgage pool.

INVESTMENTS IN CONSTRUCTION LOANS COULD AFFECT THE FUND’S QUALIFICATION AS A REIT.

The Fund may invest in construction loans. In order for the construction loan to constitute a “qualifying asset” under the REIT tests, the value of the real property securing the construction loan must be equal to or greater than the highest outstanding principal amount of the construction loan during any taxable year. If the construction loan constitutes a “qualifying asset”,

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the construction loan will count toward the REIT’s 75% asset test and the interest from such construction loan generally will be qualifying income for purposes of the REIT gross income tests. For purposes of determining the value of the real property securing a construction loan, the real property is generally valued at the fair market value of the land plus the reasonably estimated cost of the improvements or developments (other than personal property) that secure the loan and that are to be constructed from the proceeds of the loan. There can be no assurance that the IRS would not challenge the Fund’s estimate of the loan value of the real property.

THE PROHIBITED TRANSACTION TAX MAY LIMIT THE FUND’S ABILITY TO DISPOSE OF CERTAIN PROPERTIES.

The Fund’s ability to dispose of property may be restricted as a result of the Fund’s REIT status. The Fund will be subject to a 100% tax on any gain realized on the sale or other disposition of any property (other than foreclosure property) that it owns, directly or through a subsidiary (other than a TRS), that is deemed to be inventory or property held primarily for sale to customers in the ordinary course of trade or business. Whether property is inventory or otherwise held primarily for sale to customers in the ordinary course of a trade or business depends on the particular facts and circumstances surrounding each property. The Code provides safe harbors to avoid the characterization of the sale of property by a REIT as a “prohibited transaction”. The Fund intends to avoid the 100% prohibited transaction tax by (1) conducting activities that may otherwise be considered prohibited transactions through a TRS, (2) conducting its operations in such a manner to hold property for investment rather than as held primarily for sale, or (3) structuring dispositions of the Fund’s properties in a way to comply with the safe harbors available under the Code. However, no assurance can be given that any particular property will not be treated as inventory or property held primarily for sale to customers in the ordinary course of a trade or business or that a safe harbor will apply.

CHARACTERIZATION OF REVERSE REPURCHASE AGREEMENTS MAY AFFECT THE FUND’S QUALIFICATION AS A REIT.

The Fund is party to certain reverse repurchase agreements whereby the Fund will sell assets to the counterparty to the agreement and receives cash from the counterparty. The Fund agrees to repurchase such assets at an agreed upon date and price, and the counterparty is obligated to resell the assets back to the Fund at the end of the term specified in the reverse repurchase agreement and at the price specified in the reverse repurchase agreement. During the reverse repurchase agreement period, the Fund continues to receive principal and interest payments on the securities. The Fund intends to limit its reverse repurchase agreements to those under which, for U.S. federal income tax purposes, it will be treated as the owner of the assets that are the subject of the reverse repurchase agreements and that the reverse repurchase agreements will be treated as secured borrowing transactions notwithstanding that such agreements may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could successfully assert that the Fund did not own these assets during the term of the reverse repurchase agreements, in which case, the Fund will be treated as having sold the underlying assets of the repurchase agreements and, therefore, the underlying assets of the reverse repurchase agreement and the income generated by such assets will not be included in the REIT asset and gross income tests.

OUR QUALIFICATION AS A REIT AND EXEMPTION FROM U.S. FEDERAL INCOME TAX WITH RESPECT TO CERTAIN ASSETS MAY BE DEPENDENT ON THE ACCURACY OF LEGAL OPINIONS OR ADVICE RENDERED OR GIVEN OR STATEMENTS BY THE ISSUERS OF ASSETS THAT WE ACQUIRE, AND THE INACCURACY OF ANY OPINIONS, ADVICE OR STATEMENTS MAY ADVERSELY AFFECT OUR REIT QUALIFICATION AND RESULT IN SIGNIFICANT CORPORATE-LEVEL TAX.

The Fund may make investments in securities or other assets whose U.S. income tax treatment is not entirely clear, the Fund may rely on opinions or advice of counsel for the issuer of such securities, or statements made in related offering documents, for purposes of determining whether such securities represent debt or equity securities for U.S. federal income tax purposes, and also to what extent those securities constitute REIT real estate assets for purposes of the REIT asset tests and produce income which qualifies under the 75% REIT gross income test. In addition, when purchasing the equity tranche of a securitization, the Fund may rely on opinions or advice of counsel regarding the qualification of the securitization for exemption from U.S. corporate income tax and the qualification of interests in such securitization as debt for U.S. federal income tax purposes. The inaccuracy of any such opinions, advice or statements may adversely affect the Fund’s REIT qualification and result in significant corporate-level tax.
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Management of the Fund

TRUSTEES AND OFFICERS

The Board is responsible for the overall management of the Fund, including supervision of the duties performed by the Adviser, adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Adviser and other service providers. The Board consists of four Trustees, including three Independent Trustees.

The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of the responsibilities of the various committees of the Board, are set forth under “Management” in the SAI.

ADVISER

FREIF Advisors LLC, the Adviser, is an investment adviser registered with the SEC under the Advisers Act. Pursuant to the Investment Management Agreement, the Adviser is responsible for overseeing the management of the Fund’s activities, including investment strategies, investment goals, asset allocation, leverage limitations, reporting requirements and other guidelines in addition to the general monitoring of the Fund’s portfolios, subject to the oversight of the Board. The Adviser has sole discretion to make all investments for the Fund. The Adviser’s principal offices are located at 240 Saint Paul Street, Suite 400, Denver, CO 80206.

The Adviser is a wholly-owned subsidiary of Forum Capital Advisors LLC, an SEC registered investment adviser that was previously the investment adviser to the Fund, and an indirect, wholly-owned subsidiary of Forum Investment Group. The Adviser is an affiliate of FREG, a full-service real estate investment firm with a focus on multifamily development and acquisitions and opportunistic commercial acquisition and development. Affiliates of the Adviser, including FREG, may be engaged to provide property management and other services, at prevailing market rates, for the Fund’s direct investments in real estate, if any. The Adviser and FREG have 60+ team members.

SUB-ADVISER

The Adviser has engaged Nuveen, with a principal place of business at 333 West Wacker Drive, Chicago, IL 60606, to serve as the Fund’s non-discretionary sub-adviser. Under the supervision of the Adviser, Nuveen provides the Adviser with certain non-discretionary sub-advisory services related to the Fund’s investments in CMBS. Nuveen is a registered investment adviser and an indirect wholly-owned subsidiary of Teachers Insurance and Annuity Association of America (“TIAA”), located at 730 Third Avenue, New York, NY 10017. TIAA is a stock life insurance company organized under New York law.

Nuveen is a global investment leader, managing an array of public and private assets for clients around the world and on behalf of its parent company, TIAA. As of December 31, 2025, Nuveen and its affiliates managed approximately $1.3 trillion across multiple asset classes and geographies, including approximately $31 billion in securitized credit, including CMBS. Nuveen’s global fixed-income team consists of approximately 208 investment professionals with an average of 18 years of industry experience.

TIAA or its affiliates, including Nuveen, sponsor an array of financial products for retirement and other investment goals, and provide services worldwide to a diverse customer base. Accordingly, from time to time, the Fund may be restricted from purchasing or selling securities, or from engaging in other investment activities because of regulatory, legal or contractual restrictions that arise due to a Nuveen account’s investments and/or the internal policies of TIAA or its affiliates designed to comply with such restrictions. As a result, there may be periods, for example, when Nuveen will not initiate or recommend certain types of transactions in certain securities or instruments with respect to which investment limits have been reached.

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PORTFOLIO MANAGERS

Pat Brophy has been the Fund’s Portfolio Manager since April 2021 and is responsible for day-to-day management of the Fund’s investment portfolio. He has nearly 30 years of wide-ranging experience in real estate and financial services. Prior to joining the Adviser, Mr. Brophy managed the Global Real Estate Strategy at Janus Henderson Investors (“Janus Henderson”). Prior to joining Janus Henderson in 2005, he was a Principal/Partner at THK Associates, Inc., a Denver-based market economics and land-planning firm. His expertise is in economic analysis, real estate valuation, property development and acquisition strategies. He received his B.A. in history from Dartmouth College.

Neil Shah has been the Fund’s Portfolio Manager since April 2023 and is responsible for day-to-day management of the Fund’s investment portfolio. He has more than 14 years of experience in commercial real estate finance, with a focus on CMBS, multifamily credit, and multifamily credit risk transfer programs. Prior to joining the Adviser, Mr. Shah was Director of Capital Markets & Trading at Systima Capital Management and held prior roles at Greystone and Goldman Sachs. Mr. Shah received his bachelor’s degrees in Mathematics, Economics and Finance from Indiana University and a Master of Science in Finance and Economics from the London School of Economics and Political Science.

Jason Brooks, Head of Debt at Forum Capital Advisors LLC since May 2025 and Portfolio Manager of the Fund since June 2025, is responsible for overseeing and managing all aspects of debt-related investments and strategies for the Fund, the Adviser, FREG and their respective affiliated or related entities (“Forum”). Mr. Brooks brings over 22 years of experience in capital markets, real estate securities, and investment management to Forum. Prior to joining Forum, Mr. Brooks was a Portfolio Manager and Global Securitized Products Analyst at Janus Henderson, where he spent more than 12 years conducting research and making investment recommendations across Janus’s fixed income strategies. Before that, Mr. Brooks served as a Director at TIAA, where he led CMBS research and supported fixed income mutual fund investments. Earlier in his career, he was an Associate at Gramercy Capital Corp, responsible for asset selection and surveillance of real estate securities, including leadership on both cash and synthetic CDO issuances. Mr. Brooks holds a Bachelor of Business Administration in Finance from the College of William & Mary and an MBA in Finance from the Fordham Gabelli School of Business.

The SAI provides additional information about the Portfolio Managers’ compensation, other accounts managed by the Portfolio Managers, and the Portfolio Managers’ ownership of securities in the Fund.

INVESTMENT MANAGEMENT AGREEMENT

Pursuant to the Investment Management Agreement between the Fund and the Adviser, and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a management fee that is calculated daily and payable monthly in arrears at the annual rate of 1.50% of the Fund’s average daily net assets (the “Management Fee”). Under the terms of the Investment Management Agreement, the Adviser bears its expenses associated with providing its services to the Fund, including compensation of, travel expenses, and office space for its officers and employees connected with investment and economic research, trading and investment management, and administration of the Fund. The Fund bears all other expenses incurred in its operations, including amounts that the Fund reimburses to the Adviser for certain administrative services that the Adviser provides or arranges at its expense to be provided to the Fund pursuant to the Investment Management Agreement.

SUB-ADVISORY AGREEMENT

Pursuant to the Sub-Advisory Agreement between the Adviser and the Sub-Adviser (the “Sub-Advisory Agreement”), the Sub-Adviser provides non-discretionary investment services with respect to the Fund’s investments in CMBS. Subject to the direction and control of the Adviser and oversight by the Board, the Sub-Adviser recommends the purchase, retention and disposition of allocated assets in accordance with the Fund’s investment objectives, policies and restrictions, applicable law and the portfolio parameters established for the Fund. For services rendered by the Sub-Adviser, the Adviser, and not the Fund, pays the Sub-Adviser a fee calculated on the daily net value of subject assets (as defined in the Sub-Advisory Agreement), accrued daily and payable monthly in arrears, at annual rates of 0.35% on the first $250 million of subject assets, 0.30% on the next $250 million of subject assets and 0.25% on subject assets in excess of $500 million.

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The basis for the Board’s approval of the continuance of the Investment Management Agreement and the approval of the Sub-Advisory Agreement between the Adviser and the Sub-Adviser is included in the Fund’s semi-annual report for the period ended June 30, 2025.

ADMINISTRATOR AND TRANSFER AGENT

The Fund has retained UMB Fund Services Inc., located at 235 W Galena Street, Milwaukee, WI 53212-3948, as the Administrator and Transfer Agent to provide certain fund services, including fund administration, fund accounting, and transfer agency services to the Fund. The Fund compensates the Administrator for these services and reimburses certain of its out-of-pocket expenses pursuant to the Administrative Services Agreement and Transfer Agency Agreement.

EXPENSE LIMITATION AGREEMENT

The Adviser and the Fund have entered into the Expense Limitation Agreement pursuant to which the Adviser has contractually agreed to waive its management fee and/or pay or reimburse the ordinary annual operating expenses of the Fund to the extent necessary to limit the Fund’s operating expenses to 2.80% of the Class K Shares average daily net assets, 1.90% of the Class I Shares average daily net assets, 2.55% of the Class M Shares average daily net assets, and 1.80% of the Founders Shares average daily net assets. Ordinary operating expenses include organization and offering costs, but exclude brokerage commissions and other similar transactional expenses, interest (including interest incurred on borrowed funds and interest incurred in connection with bank and custody overdrafts), other borrowing costs and fees (including commitment fees), taxes, litigation and indemnification expenses, judgments, and extraordinary expenses. The Adviser is entitled to seek reimbursement from the Fund of fees waived or expenses paid or reimbursed to the Fund under the Expense Limitation Agreement for a period ending three years after the date of the waiver, payment or reimbursement, subject to the limitation that a reimbursement will not cause a Class’s operating expenses (after giving effect to the reimbursement) to exceed the lesser of (a) the expense limitation amount in effect at the time such fees were waived or expenses paid or reimbursed, or (b) the expense limitation amount in effect at the time of the reimbursement. The Expense Limitation Agreement will remain in effect at least through October 31, 2027, and will renew automatically for successive periods of one year thereafter, unless written notice of termination is provided by the Adviser to the Fund not less than 10 days prior to the end of the then-current term. No such termination shall affect the obligation (including the amount of the obligation) of the Fund to repay amounts of fees waived or expenses paid or reimbursed with respect to periods prior to the date of such termination. The Board may terminate the Expense Limitation Agreement at any time on not less than 10 days’ prior notice to the Adviser, and the Expense Limitation Agreement may be amended at any time only with the consent of both the Adviser and the Board.

CUSTODIAN

UMB Bank, N.A., with its principal place of business located at 928 Grand Boulevard, 10th Floor, Kansas City, MO 64106, serves as Custodian for the securities and cash of the Fund’s portfolio. Under a Custodian Agreement, the Custodian holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.

CONTROL PERSONS

A control person is one who owns, either directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. As of the date of this prospectus, there were no control persons of the Fund.

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Conflicts of Interest

The Fund may be subject to a number of actual and potential conflicts of interest, including, but not limited to, those set forth in further detail below.

The Adviser and the Sub-Adviser may from time to time engage in financial advisory activities that are independent from, and may conflict with, those of the Fund. The Adviser and/or Sub-Adviser may from time to time provide services to, invest in, advise, sponsor and/or act as investment manager to investment vehicles and other persons or entities (including prospective investors in the Fund), which may have structures, investment objectives and/or policies that are similar to those of the Fund, and which may compete with the Fund for investment opportunities. Such activities may be in competition with the Fund and/or may involve substantial time and resources of the Adviser or Sub-Adviser.

Although the Adviser and Sub-Adviser will seek to allocate investment opportunities among the Fund and their other clients in a fair and reasonable manner, there can be no assurance that an investment opportunity which comes to the attention of the Adviser or Sub-Adviser and that is appropriate for the Fund will be referred to the Fund. Neither the Adviser nor the Sub-Adviser is obligated to refer any investment opportunity to the Fund. The Adviser’s allocation policy is designed to fairly and equitably distribute investment opportunities over time among the Fund and other pools of capital managed by the Adviser, which may include proprietary accounts or private funds, including investment or co-investment vehicles established for personnel of the Adviser or its affiliates.

The Fund, the Adviser and certain other funds affiliated with the Adviser have received exemptive relief from the SEC to enable the Fund to engage in certain co-investment transactions with its affiliates, subject to certain conditions. As required by the exemptive order, the Fund has adopted, and the Board, including the “required majority” (as defined in Section 57(o) of the 1940 Act) of the Board, has approved, policies and procedures reasonably designed to ensure compliance with the terms of the exemptive order, and the Adviser and the Fund’s Chief Compliance Officer will provide regular reporting to the Board. Co-investment transactions may give rise to conflicts of interest or perceived conflicts of interest among the Fund and its affiliates. The exemptive order imposes certain conditions that may limit or restrict the Fund’s ability to participate in an investment or participate in an investment to a lesser extent. A copy of the application for exemptive relief, including all of the conditions and the related order is available on the SEC’s website at www.sec.gov.

The directors, partners, trustees, managers, members, officers and employees of the Adviser and Sub-Adviser may buy and sell securities or other investments for their own accounts. As a result of differing trading and investment strategies or constraints, investments may be made by directors, partners, trustees, managers, members, officers and employees that are the same, different from or made at different times than investments made for the Fund. To reduce the possibility that the Fund will be materially adversely affected by the personal trading described above, each of the Fund, the Adviser and Sub-Adviser have adopted codes of ethics (collectively, the “Codes of Ethics”) in compliance with Section 17(j) of the Investment Company Act that restrict securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the portfolio transactions of the Fund. The Codes of Ethics are available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov, and copies may be obtained, after paying a duplicating fee, by email at publicinfo@sec.gov.

The Adviser or its affiliates may act as arrangers of financing, including with respect to the Fund’s Wholly Owned Entities, Joint Venture Entities, or Co-Investment Entities, and may receive fees in connection with providing such services. The Adviser or its affiliates may also receive fees associated with capital invested by unaffiliated co-investors relating to investments in which the Fund participates, in connection with joint ventures in which the Fund participates, or with respect to assets or other interests retained by a seller or other commercial counterparty to which the Adviser performs services. To the extent the Fund participates in a transaction involving the Adviser or its affiliates, such participation and the receipt or allocation of any related fees will be subject to the limitations of applicable law and regulations and the terms of SEC co-investment exemptive relief obtained by the Fund, the Adviser and certain of their affiliates. When such fees are received in connection with transactions

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in which the Fund does not participate, such fees are not required to be shared with the Fund or its shareholders, and the Management Fee paid generally will not be reduced by such amounts. These transactions and fees create a potential conflict of interest, and the Adviser has adopted policies and procedures intended to mitigate or otherwise manage such conflicts of interest with respect to the provision of such services.

The Adviser may, in its sole discretion, determine to provide, or engage or recommend an affiliate of the Adviser, including FREG, to provide property management or other services with respect to properties in which the Fund invests, instead of engaging or recommending one or more third parties to provide such services. Subject to applicable law and approval of the Independent Trustees, the Adviser or its affiliates, as applicable, will receive compensation in connection with the provision of such services. As a result, the Adviser faces a conflict of interest when selecting or recommending property management service providers for the Fund. Fees paid to FREG or another affiliated service provider will be determined in the Adviser’s commercially reasonable discretion, taking into account the relevant facts and circumstances, and consistent with its responsibilities. Although the Adviser has adopted various policies and procedures intended to mitigate or otherwise manage conflicts of interest with respect to affiliated service providers, there can be no guarantee that such policies and procedures (which may be modified at any time in the Adviser’s sole discretion) will be successful. In general, compensation received by FREG or other affiliates of the Adviser for providing these services will not be directly borne by the Fund and its returns will not be directly impacted by such payments. Please refer to footnote (3) of the Summary of Fund Expenses fee table.

Among other matters, the Adviser or its affiliates, in the Adviser’s discretion and from its own resources, may pay additional compensation to Financial Intermediaries in connection with the sale and servicing of Fund Shares. In addition, the Adviser may earn additional fees or reimbursement of expenses from certain borrowers in connection with the structuring of certain investments negotiated by the Adviser or its affiliates. The negotiation of such loans and the payment of additional compensation to Financial Intermediaries in connection with the sale and servicing of Fund shares could result in an increase in the Fund’s assets under management, which would result in a corresponding increase in management fees payable to the Adviser. The Adviser has not adopted a limitation on the maximum permissible amount of such additional compensation that could be paid to Financial Intermediaries.

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Distributor

The Fund continuously offers the Shares at their NAV per Share through Foreside Fund Services, LLC, the principal underwriter and distributor of the Shares (the “Distributor”). The Fund has entered into a Distribution Agreement with the Distributor, a wholly owned subsidiary of Foreside Financial Group, LLC (dba ACA Group), located at 190 Middle Street, Suite 301, Portland, Maine 04101. Pursuant to the Distribution Agreement, the Distributor serves on a best efforts basis, subject to various conditions. The Distributor is not required to buy any Shares and does not intend to make a market in the Shares. There is no sales charge for purchases of Shares.

Under the Distribution Agreement, the Distributor is also responsible for entering into agreements with Financial Intermediaries to assist in the distribution of the Shares, reviewing the Fund’s proposed advertising materials and sales literature and making certain filings with regulators. For these services, the Distributor receives an annual fee from the Adviser. The Adviser is also responsible for paying any out-of-pocket expenses incurred by the Distributor in providing services under the Distribution Agreement.

Under the Fund’s Distribution Agreement with the Distributor, the Fund agrees to indemnify the Distributor and its control persons against certain liabilities including those that may arise under the Securities Act and the Investment Company Act as a result of: (1) the Distributor serving as distributor of the Fund pursuant to the agreement; (2) the Fund’s breach of any of its obligations, representations, warranties or covenants contained in the agreement; (3) the Fund’s failure to comply with any applicable securities laws or regulations; or (4) untrue statements of material fact or the omissions of material facts required to make statements not misleading in Fund offering materials, sales materials and shareholder reports.

The Distributor may engage one or more Financial Intermediaries to assist in the distribution of Shares. Financial Intermediaries may charge a separate fee for their service in conjunction with an investment in the Fund and/or maintenance of investor accounts. Such a fee is not a sales load imposed by the Fund or the Distributor and will be in addition to the fees charged or paid by the Fund. The payment of these fees and the effect of these fees on the performance of a Shareholder’s investment in Shares will not be reflected in the performance returns of Shares.

Financial Intermediaries may also impose terms and conditions on investor accounts and investments in the Fund that are in addition to the terms and conditions described in this Prospectus and are not imposed by the Fund, the Distributor or any other Fund service providers. These terms and conditions, including different transaction fees charged in connection with the purchase of Shares, could increase the cost of an investment in the Fund over time and lower investment returns. Services provided by Financial Intermediaries may vary. Shareholders investing in Shares through Financial Intermediaries should consult with the Financial Intermediaries regarding the terms and conditions related to accounts held at the Financial Intermediaries, services provided to such accounts and related service fees as well as operational limitations of the Financial Intermediary.

The Adviser may make additional payments or provide other incentives to Financial Intermediaries and other entities marketing the Fund in connection with the sale of Shares of the Fund or the servicing of the Fund. These expenses are not reflected in the expense table included in this Prospectus. Payments to Financial Intermediaries or other entities marketing the Fund create conflicts of interest by influencing the Financial Intermediaries, marketing entity and your salesperson to recommend Shares over another investment. These payments may also benefit the Adviser, the Distributor and their respective affiliates if these payments result in an increase in the NAV of the Fund, the value upon which any fees payable by the Fund to these entities are based. Shareholders investing in Shares through Financial Intermediaries should consult with the Financial Intermediaries for additional information on conflicts of interest.

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Shareholder Servicing Plan and Distribution and Service Plan

SHAREHOLDER SERVICING PLAN

The Fund has established a Shareholder Servicing Plan with respect to Class I Shares, Class K Shares, and Class M Shares that allows the Fund to pay shareholder servicing fees to certain intermediaries with respect to Shareholders holding Class I Shares, Class K Shares, or Class M Shares (as applicable). Under the Shareholder Servicing Plan, the Fund may pay to qualified recipients 0.10% on an annualized basis of the average daily net assets of the Fund attributable to Class I Shares and 0.25% on an annualized basis of the average daily net assets of the Fund attributable to each of Class K Shares and Class M Shares (the “Shareholder Servicing Fee”). Because these fees are paid out of the assets of the Class I Shares, Class K Shares, or Class M Shares (as the case may be) on an ongoing basis, over time these fees will increase the cost of an investment in Class I Shares, Class K Shares, or Class M Shares. Founders Shares are not subject to the Shareholder Servicing Fee.

DISTRIBUTION AND SERVICE PLAN

The Fund has adopted a Distribution and Service Plan (the “Plan”) with respect to Class K Shares and Class M Shares consistent with the requirements of Rule 12b-1 under the Investment Company Act. Under the Plan the Fund is permitted to pay the Distributor, or other qualified recipients under the Plan, 0.75% or 0.50% on an annualized basis of the average daily net assets of the Fund attributable to Class K Shares and Class M Shares, respectively (the “Distribution and Service Fee”). The Distribution and Service Fee is paid for sale of the Class K Shares and Class M Shares, and to reimburse the Distributor for distribution-related expenses incurred. The Distributor generally will pay all or a portion of the Distribution and Service Fee to Financial Intermediaries that sell Class K Shares or Class M Shares. Because the Distribution and Service Fees are paid out of the Fund’s assets attributable to Class K Shares and Class M Shares on an ongoing basis, over time they will increase the cost of an investment in Class K Shares and Class M Shares and may cost more than paying other types of sales charges. Class I Shares and Founders Shares are not subject to the Distribution and Service Fee. The Distribution and Service Plan is a compensation plan, which means that the Distributor is compensated regardless of its expenses, as opposed to a reimbursement plan which reimburses only for expenses incurred. The Distributor does not retain any of the Distribution and Service Fee for profit. All Distribution and Service Fees are held in a retention account by the Distributor to pay for and/or reimburse the Adviser for distribution-related expenditures.

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Determination of Net Asset Value

The Fund calculates its NAV on a daily basis. The NAV of the Fund is calculated by dividing the value of its total assets, including assets acquired with the proceeds of borrowings, less all liabilities, including amounts outstanding under borrowing arrangements, by the total number of outstanding shares of the Fund, generally rounded to the nearest cent.

The Board has designated the Adviser to manage and implement the day-to-day valuation of the Fund’s investments, in accordance with the Pricing and Fair Valuation Policies and Procedures (the “Valuation Procedures”). In addition, pursuant to Rule 2a-5 under the Investment Company Act, the Board has designated the Adviser as the Valuation Designee to make fair value determinations for all of the Fund’s investments for which market quotations are not readily available. The Valuation Designee conducts the valuation of the Fund’s investments at all times consistent with U.S. generally accepted accounting principles (“GAAP”) and the Investment Company Act and pursuant to the Valuation Procedures adopted by the Adviser and approved by the Board. The Valuation Designee has established a Valuation Committee, which assists in carrying out the valuation of Fund holdings and performs fair value determinations pursuant to the standards and procedures set forth in the Valuation Procedures. Fund investments are valued in accordance with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosure (“ASC Topic 820”), issued by the Financial Accounting Standards Board, which defines fair value as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the applicable measurement date. ASC Topic 820 establishes a three-tier fair value hierarchy, which prioritizes the use of observable inputs in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions. Due to the inherent uncertainties of valuation, certain estimated fair values may differ significantly from the values that would have been realized had a ready market for these investments existed, and these differences could be material.

Investments that are listed or traded on an exchange and are freely transferrable, such as interests in public REITS or certain short-term investments, are Level 1 securities and valued at the closing price on the principal exchange on which the investment is listed or traded. Other investments for which market quotations are readily available will be valued using end-of-day pricing quotes obtained from an independent third-party fixed income pricing service on a daily basis.

Certain investments, such as CMBS, that are publicly traded but for which no readily available market quotations exist, are generally valued on the basis of information furnished by an independent pricing service that uses a valuation matrix which incorporates both dealer-supplied valuations and electronic data processing techniques. To assess the continuing appropriateness of pricing sources and methodologies, the Valuation Designee regularly performs price verification procedures and issues challenges as necessary to independent pricing services, and any differences are reviewed in accordance with the valuation procedures. The Valuation Designee will utilize a number of factors to determine if the quotations are representative of fair value, including through comparison of prices to multiple sources and monitoring of significant valuation events. The Sub-Adviser may also provide relevant information to the Adviser in its capacity as Valuation Designee.

Securities that are not publicly traded or whose market prices are not readily available, as will be the case for a substantial portion of CRE Debt Investments and direct real estate investments, will initially be valued at acquisition cost until a fair value is determined by the Valuation Designee in good faith pursuant to the Valuation Procedures adopted by the Adviser and approved by the Board, based on, among other things, the input of the Adviser and independent valuation firm(s) engaged to review the Fund’s investments. The Valuation Designee and independent valuation firm(s) will use a variety of approaches to establish the fair value of these investments in good faith. The approaches used will generally include widely recognized and utilized valuation approaches and methodologies, including an analysis of discounted cash flows, comparable credit spreads, publicly traded comparable companies and comparable transactions and will also consider recent transaction prices and other factors in the valuation. An independent, third-party valuation firm will generally review all of the Fund’s Level 3 investments on a semi-annual basis. In the interim between third-party evaluations, the Adviser monitors these investments on a daily basis and the Valuation Committee reviews each Level 3 investment on a monthly basis as set forth in the Valuation Procedures adopted by Adviser and approved by the Board.

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The Valuation Designee provides the Board with reports on a quarterly basis, or more frequently if necessary, identifying valuation activity with respect to Level 1, Level 2, and Level 3 holdings in the Fund’s portfolio. Fair value determinations are based upon all available inputs that the Valuation Designee deems relevant, which may include indicative dealer quotes, values of like securities, recent portfolio company financial statements and forecasts for the investment, and valuations prepared by independent valuation firms.

ALLOCATION OF INCOME AND CLASS EXPENSES

Expenses related to the distribution of a Class of Shares of the Fund or to the services provided to Shareholders of a Class shall be borne solely by such Class. The following expenses attributable to the Shares of a particular Class will be borne solely by the Class to which they are attributable:

•     Account maintenance, shareholder servicing, and distribution and services (12b-1) fees;

•     Extraordinary non-recurring expenses, including litigation and other legal expenses relating to a particular class; and

•     Such other expenses as the Board determines were incurred by a specific class and are appropriately paid by that class.

Income, realized and unrealized capital gains and losses, and expenses that are not allocated to a specific Class shall be allocated to each Class of the Fund on the basis of NAV of that Class in relation to the NAV of the Fund. Investment advisory fees, including the management fee, custodial fees, and other expenses relating to the management of the Fund’s assets shall not be allocated on a class-specific basis, but rather based upon relative net assets. Income shall be included to the date of calculation. Appropriate provision shall be made for federal income taxes if required.

While the valuation policy adopted by the Adviser and approved by the Board is intended to result in a calculation of the Fund’s NAV that fairly reflects investment values as of the time of pricing, the Fund cannot ensure that fair values determined by the Valuation Designee would accurately reflect the price that the Fund could obtain for an investment if it were to dispose of that investment as of the time of pricing (for instance, in a forced or distressed sale). The prices used by the Fund may differ from the value that would be realized if the investments were sold. The Fund periodically benchmarks the bid and ask prices received from independent valuation firms and/or dealers, as applicable, and valuations received from the independent valuation firms against the actual prices at which it purchases and sells its investments. The Fund believes that these prices will be reliable indicators of fair value.

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Quarterly Repurchase Offers

The Fund is a closed-end interval fund that, to provide liquidity and the ability to receive NAV on a disposition of at least a portion of your Shares, makes quarterly offers to repurchase Shares. No Shareholder will have the right to require the Fund to repurchase its Shares, except as permitted by the Fund’s interval structure. No public market for the Shares exists, and none is expected to develop in the future. Consequently, Shareholders generally will not be able to liquidate their investment other than as a result of repurchases of their Shares by the Fund, and then only on a limited basis.

The Fund has adopted, pursuant to Rule 23c-3 under the Investment Company Act, a fundamental policy, which cannot be changed without Shareholder approval, requiring the Fund to offer to repurchase with cash at least 5% and up to 25% of its Shares at the applicable NAV per Share on a regular schedule. Although the policy permits repurchase of between 5% and 25% of the Fund’s outstanding Shares, for each quarterly repurchase offer, the Fund expects to offer to repurchase 5% of the Fund’s outstanding Shares at the applicable NAV per Share, subject to approval of the Board.

REPURCHASE DATES

The Fund will make quarterly repurchase offers in March, June, September and December of each year. As discussed below, the date on which the repurchase price for Shares is determined will occur no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day).

REPURCHASE REQUEST DEADLINE

The date by which Shareholders wishing to tender Shares for repurchase must respond to the repurchase offer will be no more than 14 days before the Repurchase Pricing Date (defined below). When a repurchase offer commences, the Fund sends, at least 21 and no more than 42 days before the Repurchase Request Deadline, written notice to each Shareholder setting forth, among other things:

•     The percentage of outstanding Shares that the Fund is offering to repurchase and how the Fund will purchase Shares on a pro rata basis if the offer is oversubscribed.

•     The date on which a Shareholder’s repurchase request is due.

•     The date that will be used to determine the NAV per Share of the respective Share Class applicable to the repurchase offer (the “Repurchase Pricing Date”).

•     The date by which the Fund will pay to Shareholders the proceeds from their Shares accepted for repurchase.

•     The NAV of the Shares as of a date no more than seven (7) days before the date of the written notice and the means by which Shareholders may ascertain the NAV per Share.

•     The procedures by which Shareholders may tender their Shares and the right of Shareholders to withdraw or modify their tenders before the Repurchase Request Deadline.

•     The circumstances in which the Fund may suspend or postpone the repurchase offer.

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This notice may be included with a Shareholder report or other Fund document. Shareholders that hold Shares through a Financial Intermediary will need to ask their Financial Intermediary to submit their repurchase requests and tender Shares on their behalf. The Repurchase Request Deadline will be strictly observed. If a Shareholder’s repurchase request is not submitted to the Fund’s transfer agent in properly completed form by the Repurchase Request Deadline, the Shareholder will be unable to sell his or her Shares to the Fund until a subsequent repurchase offer, and the Shareholder’s request for that offer must be resubmitted. If a Shareholder’s Financial Intermediary will submit his or her repurchase request, the Shareholder should submit his or her request to the Financial Intermediary in the form requested by the Financial Intermediary sufficiently in advance of the Repurchase Request Deadline to allow the Financial Intermediary to submit the request to the Fund. If a Shareholder’s Financial Intermediary is unable or fails to submit the Shareholder’s request to the Fund in a timely manner, or if the Shareholder fails to submit his or her request to the Shareholder’s Financial Intermediary, the Shareholder will be unable to sell his or her Shares to the Fund until a subsequent repurchase offer, and the Shareholder’s request for that offer must be resubmitted. Shareholders may withdraw or change a repurchase request with a proper instruction submitted in good form at any point before the Repurchase Request Deadline.

DETERMINATION OF REPURCHASE PRICE AND PAYMENT FOR SHARES

The Repurchase Pricing Date will occur no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day). The Fund expects to distribute payment to Shareholders between one (1) and three (3) business days after the Repurchase Pricing Date and will distribute such payment no later than seven (7) calendar days after such date. The Fund’s NAV per Share may change materially between the date a repurchase offer is mailed and the Repurchase Request Deadline, and it may also change materially between the Repurchase Request Deadline and Repurchase Pricing Date. The method by which the Fund calculates NAV is discussed below under “Net Asset Value.” During the period an offer to repurchase is open, Shareholders may obtain the current NAV by visiting the Fund’s website (www.freif.com) or calling 888-267-1456 toll free.

SUSPENSION OR POSTPONEMENT OF REPURCHASE OFFERS

The Fund may suspend or postpone a repurchase offer in limited circumstances set forth in Rule 23c-3 under the Investment Company Act, as described below, but only with the approval of a majority of the Trustees, including a majority of Trustees who are not “interested persons” of the Fund, as defined in the Investment Company Act. The Fund may suspend or postpone a repurchase offer only: (1) if making or effecting the repurchase offer would cause the Fund to lose its status as a REIT under Subchapter M of the Internal Revenue Code; (2) for any period during which the NYSE or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (3) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (4) for such other periods as the SEC may by order permit for the protection of Shareholders of the Fund. The Fund will provide notice to Shareholders of any suspension or postponement of a repurchase offer.

OVERSUBSCRIBED REPURCHASE OFFERS

There is no minimum number of Shares that must be tendered before the Fund will honor repurchase requests. However, the Fund’s Trustees set for each repurchase offer a maximum percentage of Shares that may be repurchased by the Fund, which is currently expected to be 5% of the Fund’s outstanding Shares. In the event a repurchase offer by the Fund is oversubscribed, certain officers of the Fund may, if authorized by the Board, determine to increase the amount repurchased by up to 2% of the Fund’s outstanding Shares as of the date of the Repurchase Request Deadline in their discretion. If the repurchase amount is not so increased or if Shareholders tender more than the repurchase offer amount plus 2% of the Fund’s outstanding Shares, the Fund will repurchase the Shares tendered on a pro rata basis, provided that the Fund may accept all shares tendered for repurchase by Shareholders who own less than 100 shares and who tender all of their Shares for repurchase, before prorating other amounts tendered.

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If any Shares that you wish to tender to the Fund are not repurchased because of proration, you will have to wait until the next repurchase offer and resubmit a new repurchase request, and your repurchase request will not be given any priority over other Shareholders’ requests. Thus, there is a risk that the Fund may not purchase all of the Shares you wish to have repurchased in a given repurchase offer or in any subsequent repurchase offer. In anticipation of the possibility of proration, some Shareholders may tender more Shares than they wish to have repurchased in a particular quarter, increasing the likelihood of proration.

INVOLUNTARY REPURCHASES

Under certain circumstances, when consistent with the requirements of the Fund’s Declaration of Trust and By-Laws and the provisions of the Investment Company Act and the rules thereunder, including Rule 23c-3, the Fund may, repurchase or redeem at NAV the Shares of a Shareholder, or any person acquiring Shares from or through a Shareholder, without consent or other action by the Shareholder or other person. Please see “Repurchases and Transfers of Shares — Involuntary Repurchases” in the SAI for additional information.

There is no assurance that you will be able to tender your Shares when or in the amount that you desire.

CONSEQUENCES OF REPURCHASE OFFERS

From the time the Fund distributes or publishes each repurchase offer notification until the Repurchase Pricing Date for that offer, the Fund must maintain liquid assets at least equal to the percentage of its Shares subject to the repurchase offer. For this purpose, “liquid assets” means assets that may be sold or otherwise disposed of in the ordinary course of business, at approximately the price at which the Fund values them, within the period between the Repurchase Request Deadline and the repurchase payment deadline, or which mature by the repurchase payment deadline. The Fund is also permitted to borrow up to the maximum extent permitted under the Investment Company Act to meet repurchase requests.

If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing the Fund’s expenses and reducing any net investment income. There is no assurance that the Fund will be able sell a significant amount of additional Shares so as to mitigate these effects.

These and other possible risks associated with the Fund’s repurchase offers are described under “Risk Factors — Repurchase Offers Risk” above. In addition, the repurchase of Shares by the Fund will be a taxable event to the Shareholder tendering its Shares. For a discussion of these tax consequences, see “U.S. Federal Income Tax Considerations” below and in the SAI.

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Distribution Policy

MONTHLY DISTRIBUTION POLICY

The Fund intends to make a monthly dividend distribution of the net investment income of the Fund after payment of Fund operating expenses. In order to qualify as a REIT, the Fund is required to distribute dividends to its Shareholders with respect to each taxable year an amount at least equal to (a) the sum of (i) 90% of the Fund’s “REIT taxable income” (computed without regard to its dividends-paid deduction and excluding net capital gains) and (ii) 90% of the Fund’s net income, if any, (after tax) from foreclosure property, minus (b) the sum of specified items of non-cash income. To the extent that the Fund distributes less than 100% of its “REIT taxable income,” as adjusted, the Fund will be subject to tax at the regular corporate tax rates on the retained portion. If the Fund fails to distribute during each calendar year at least the sum of: (i) 85% of the Fund’s REIT ordinary income for such year; (ii) 95% of the Fund’s REIT capital gain net income for such year; and (iii) any undistributed taxable income from prior periods, the Fund would be subject to a 4% excise tax on the excess of such required distribution over the sum of (a) the amounts actually distributed and (b) the amounts of income retained on which it has paid corporate income tax. The Fund intends to make timely distributions sufficient to satisfy the REIT qualification requirements and to avoid material income and excise taxes. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested in additional shares of the Fund. See “Dividend Reinvestment Policy.”

Section 19(a) of the Investment Company Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the Shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Nevertheless, persons who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any distribution from the Fund is net profit.

The Board reserves the right to change or suspend the monthly distribution policy at any time.

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Dividend Reinvestment Policy

The Fund operates under a DRIP administered by UMB Fund Services Inc. (the “Agent”). Pursuant to the policy, the Fund’s distributions other than liquidating distributions and repurchases (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same Class of Shares of the Fund.

Shareholders automatically participate in the DRIP, unless and until an election is made to withdraw from the DRIP on behalf of a participating Shareholder. Shareholders who do not wish to have Distributions automatically reinvested should so notify the Agent in writing at:

Forum Real Estate Income Fund
c/o UMB Fund Services Inc.
235 W Galena Street
Milwaukee, WI 53212-3948

Such written notice must be received by the Agent three (3) days prior to the record date of a Distribution or the Shareholder will receive such Distribution in Shares through the DRIP. With respect to Shares held by a Financial Intermediary on behalf of an investor, any written notices will be provided to the Financial Intermediary and Shares issued under the DRIP will be issued to the Financial Intermediary account. Under the DRIP, the Fund’s Distributions to Shareholders are reinvested in full and fractional shares as described below. A Shareholder may designate all or a portion of his or her shares for inclusion in the policy, provided that Distributions will be reinvested only with respect to shares designated for reinvestment under the policy.

When the Fund declares a Distribution, the Agent, on a Shareholder’s behalf, will receive additional authorized Shares from the Fund. The number of Shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per share.

The Agent will maintain all Shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by Shareholders for personal and tax records. The Agent will hold Shares in the account of the Shareholder in the name of the participant, and each Shareholder’s proxy, if any, will include those Shares purchased pursuant to the DRIP. The Agent will distribute all proxy solicitation materials, if any, to participating Shareholders. With respect to shares held by a Financial Intermediary on behalf of an investor, the Agent will distribute all information to the Financial Intermediary and any Shares issued under the DRIP will be issued to the Financial Intermediary account.

In the case of Shareholders, such as banks, brokers or nominees, that hold Shares for others who are beneficial owners participating under the DRIP, the Agent will administer the DRIP on the basis of the number of Shares certified from time to time by the record Shareholder as representing the total amount of Shares registered in the Shareholder’s name and held for the account of beneficial owners participating under the DRIP.

Neither the Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the DRIP, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which Shares are purchased or sold for the participant’s account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of Distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Distributions. See “U.S. Federal Income Tax Considerations.”

The Fund reserves the right to amend or terminate the DRIP at any time upon notice to Shareholders. There is no direct service charge to participants with regard to purchases under the DRIP; however, the Fund reserves the right to amend the DRIP to include a service charge payable by the participants.

All correspondence concerning the dividend reinvestment policy should be directed to the Agent at the addresses listed above. Certain transactions can be performed by sending an email to investorrelations@forumig.com or calling 888-267-1456 toll free.

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U.S. Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax considerations that may be relevant to U.S. investors (as defined below) with respect to the acquisition, ownership and disposition of Shares in the Fund. The following is based on laws, regulations, IRS pronouncements and court decisions in effect on the date of this prospectus. These laws and regulations are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or to Shareholders who may be subject to special tax treatment under the Code, including, without limitation, non-U.S. and tax-exempt Shareholders, and Shareholders subject to the “alternative minimum tax,” the application of which depends on the circumstances of a particular Shareholder. This discussion does not address any state, local, foreign or non-income tax considerations.

For purposes of the following discussion, a “U.S. Shareholder” generally refers to a Shareholder that is: (i) a citizen or resident of the United States; (ii) a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or of a political subdivision of the United States; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

Shareholders should consult a tax professional for the U.S. FEDERAL INCOME tax consequences of investing in the Fund in light of their own circumstances, as well as for information on foreign, state and local taxes, which may apply.

DISTRIBUTIONS TO SHAREHOLDERS

The following discussion describes taxation of Shareholders on distributions from the Fund in years in which the Fund qualifies to be taxed as a REIT.

As long as the Fund qualifies as a REIT, distributions by the Fund made out of the Fund’s current or accumulated earnings and profits, other than distributions designated as capital gain dividends or qualified dividend income, generally will be taxable as ordinary dividends. Ordinary dividends from REITs are generally taken into account as ordinary income, which is currently taxed at the maximum tax rate of 37%. However, Shareholders that are individuals or a pass-through entity are generally allowed to deduct 20% of the aggregate amount of ordinary dividends from REITs, subject to certain limitations, which would reduce the maximum marginal effective tax rate on the receipt of such ordinary dividends to 29.6%.

Generally, dividends paid by a REIT will not qualify for the reduced tax rate for “qualified dividend income.” However, the reduced tax rate for qualified dividend income will apply to the Fund’s ordinary dividends to the extent attributable: (i) to dividends received by the Fund from non-REIT corporations, such as TRSs; and (ii) to income upon which the Fund has paid corporate income tax (e.g., to the extent that the Fund distributes less than 100% of its taxable income). The Fund does not anticipate distributing a significant amount of qualified dividend income.

Distributions that are properly designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Fund’s actual net capital gain for the taxable year) without regard to the period for which the Shareholder has held its shares. A corporate U.S. Shareholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income. The Fund is not required to distribute its long-term capital gain, and it may elect to retain and pay income tax on its net long-term capital gains received during the taxable year. If the Fund so elects for a taxable year, Shareholders would include in income their proportionate share of retained net long-term capital gain for the taxable year. The U.S. Shareholder would receive a credit for its proportionate share of the tax the Fund paid. The Shareholder’s basis in its Shares would be increased by its proportionate share of undistributed long-term capital gains, less the capital gains tax paid by the Fund.

To the extent that the Fund makes a distribution in excess of its current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the Shareholder to the extent of the adjusted tax basis of the Shareholder’s Shares. This treatment will reduce the Shareholder’s adjusted tax basis of such Shares. To the extent that the Fund makes a distribution in excess of both its current and accumulated earnings and profits and the Shareholder’s adjusted tax basis in its Shares, such Shareholder will recognize long-term capital gain (or short-term capital gain if the Shares have been held for one year or less).

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Dividends declared by the Fund in October, November or December, and payable to a Shareholder of record on a specified date in any such month, shall be treated both as paid by the Fund and as received by the Shareholder on December 31 of the year, provided that the dividend is actually paid during January of the following calendar year.

If a Shareholder participates in the Fund’s DRIP, such Shareholder will be deemed to have received, and for U.S. federal income tax purposes will be taxed on, the amount reinvested in the Fund’s Shares to the extent the amount reinvested was not a tax-free return of capital. Therefore, unless such Shareholder is a tax-exempt entity, such Shareholder may need to use funds from other sources to pay such Shareholder’s tax liability on the reinvested dividends.

A statement that provides the U.S. federal income tax treatment of the Fund’s distributions will be sent to Shareholders promptly after the end of each year.

GAIN OR LOSS ON SALE OR REPURCHASE OF SHARES OF THE FUND

Dispositions Generally.    A Shareholder may recognize either a gain or loss when it sells shares of the Fund. The gain or loss is the difference between the proceeds from the sale of Shares and the Shareholder’s adjusted tax basis in the Shares sold. Gain or loss on Shares of the Fund generally will be long-term capital gain or loss if the U.S. Shareholder has held the Shares for more than one year and, if not, as short-term capital gain or loss. However, if the sale of Shares results in a loss and the Shareholder held such shares for six months or less, such loss will be treated as a long-term capital loss to the extent the Fund distributed capital gain dividends on such shares. If a Shareholder sells shares of the Fund at a loss and purchases shares of the Fund within 30 days before or after the sale (a wash sale), a deduction for the loss is generally disallowed.

Redemption or Repurchase by the Fund.    A repurchase of Shares of the Fund will be treated as a distribution under Section 302 of the Code (and taxable as a dividend to the extent of our current and accumulated earnings and profits) unless the repurchase satisfies one of the tests set forth in Section 302(b) of the Code enabling the repurchase to be treated as a sale or exchange. A repurchase generally will be treated as a sale or exchange if it (i) results in a complete termination of the Shareholder’s interest in the Fund, (ii) results in a “substantially disproportionate” repurchase with respect to the Shareholder, or (iii) is not essentially equivalent to a dividend with respect to the Shareholder. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in the Code, generally must be taken into account. The sale of Shares pursuant to a repurchase generally will result in a “substantially disproportionate” repurchase with respect to a Shareholder if the percentage of the then outstanding voting Shares of the Fund owned by the Shareholder immediately after the sale is less than 80% of the percentage of the voting Shares of the Fund owned by the Shareholder determined immediately before the sale. The sale of common Shares pursuant to a repurchase generally will be treated as not “essentially equivalent to a dividend” with respect to a Shareholder if the reduction in the Shareholder’s proportionate interest in Shares of the Fund as a result of the repurchase constitutes a “meaningful reduction” of such Shareholder’s interest. The tax consequences of a repurchase of Shares treated as a taxable sale or exchange are described above in “— Dispositions Generally.”

If a repurchase of Shares is treated as a distribution, the tax consequences of such distribution are described above in “— Distributions to Shareholders.” Additionally, a Shareholder’s adjusted tax basis of the repurchased Shares generally will be transferred to the holder’s remaining Shares, if any. If a Shareholder owns no other Shares, under certain circumstances, such basis may be transferred to a related person or it may be lost entirely.

Prospective investors are encouraged to consult with their tax advisors regarding the treatment of repurchases of Shares of the Fund.

TAX RISKS TO NON-U.S. HOLDERS

The term “non-U.S. Shareholder” means a Shareholder that is not a U.S. Shareholder, as defined above. The rules governing U.S. federal income taxation of non-U.S. Shareholders are complex, and no attempt is made herein to provide more than a brief summary of certain risks that will be applicable to non-U.S. Shareholders. Non-U.S. Shareholders are urged to consult their tax advisors to determine the impact of U.S. federal, state, local and non-U.S. income tax laws on the ownership and disposition of Shares of the Fund, including any reporting requirements.

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Withholding on Dividends.    A non-U.S. Shareholder that receives an ordinary dividend (as discussed above, as distribution from earnings and profits that the Fund does not designate as a capital gain dividend or retained capital gain) will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates the tax. If a distribution is treated as effectively connected with the non-U.S. Shareholder’s conduct of a U.S. trade or business, the non-U.S. Shareholder generally will be subject to U.S. federal income tax on the distribution at graduated rates, in the same manner as U.S. Shareholders are taxed with respect to such distribution, and a non-U.S. Shareholder that is a corporation also may be subject to the 30% branch profits tax with respect to the distribution. The Fund plans to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. Shareholder unless either (i) a lower treaty rate applies and the non-U.S. Shareholder furnishes to the Fund an appropriate IRS Form W-8BEN or W-8BEN-E evidencing eligibility for that reduced rate, or (ii) the non-U.S. Shareholder furnishes to the Fund an IRS Form W-8ECI claiming that the distribution is effectively connected income. Such withholding tax would reduce the number of Shares a non-U.S. Shareholder that participates in the Fund’s DRIP would receive.

A non-U.S. Shareholder that receives a dividend that is designated as a capital gain dividend or retained capital gain, may incur tax under FIRPTA (as defined below) on distributions that are attributable to gain from sale or exchange of a USRPI under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA. A USRPI includes certain interests in real property and stock in “United States real property holding corporations” but does not include interests solely as a creditor and, accordingly, does not include a debt instrument that does not provide for contingent payments based on the value of, or income from, real property interests. Under FIRPTA, a non-U.S. Shareholder is taxed on distributions attributable to gain from sales of USRPIs as if such gain were effectively connected with a U.S. business of the non-U.S. Shareholder. A non-U.S. Shareholder thus would be taxed on such a distribution at the normal capital gains rates applicable to U.S. Shareholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. The Fund is required to withhold 21% of any distributions to non-U.S. Shareholders attributable to the REIT’s gains from dispositions of USRPIs. A non-U.S. corporate Shareholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. A non-U.S. Shareholder may receive a credit against its tax liability for the amount the Fund withholds.

FIRPTA.    In addition to any potential withholding tax on ordinary dividends, a non-U.S. holder other than a “qualified Shareholder” or a “qualified foreign pension fund,” as each is defined for purposes of the Code, that disposes of a “U.S. real property interest” (“USRPI”) (which includes shares of stock of a U.S. corporation whose assets consist principally of USRPIs), is generally subject to U.S. federal income tax under the Foreign Investment in Real Property Tax Act of 1980, as amended (“FIRPTA”), on the gain from such disposition. FIRPTA gains must be reported on U.S. federal income tax returns and are taxable at regular U.S. federal income tax rates.

A non-U.S. Shareholder generally will not incur tax under FIRPTA with respect to gain realized upon a disposition of Shares of the Fund as long as the Fund: (i) is not a “United States real property holding corporation” or “USRPHC” during a specified testing period and certain procedural requirements are satisfied; or (ii) is a “domestically controlled qualified investment entity.” A USRPHC is a U.S. corporation that at any time during the applicable testing period owned USRPIs that exceed in value 50% of the value of the corporation’s assets. Depending on the nature of the Fund’s investments, the Fund may be a USRPHC. However, the Fund believes that it is and will be a “domestically controlled qualified investment entity.” A “domestically controlled qualified investment entity” includes a REIT in which at all times during a five-year testing period less than 50% in value of its stock is held directly or indirectly by non-United States persons, subject to certain ownership rules. The Fund cannot assure investors that it could substantiate that it is, has been and will be a domestically controlled qualified investment entity at any particular time.

Even if the Fund were a USRPHC and not a domestically controlled qualified investment entity, a non-U.S. Shareholder that owned, actually or constructively, 10% or less of the Fund’s Shares at all times during a specified testing period would not incur tax under FIRPTA if Shares of the Fund are “regularly traded” on an established securities market. Shares of the Fund are currently not regularly traded on an established securities market in the United States, and there is no assurance that they ever will be.

If the gain on the sale of Shares of the Fund were taxed under FIRPTA, a non-U.S. Shareholder would be taxed in the same manner as U.S. Shareholders with respect to such gain, subject to applicable alternative minimum tax or a special alternative minimum tax in the case of nonresident alien individuals, and the purchaser of such Shares would be required

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to withhold 15% of the purchase price and remit such amount to the IRS. Furthermore, a non-U.S. Shareholder will incur tax on gain not subject to FIRPTA if: (i) the gain is effectively connected with the non-U.S. Shareholder’s U.S. trade or business, in which case the non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain; or (ii) the non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. Shareholder will incur a 30% tax on his capital gains.

Special FIRPTA rules apply to “qualified shareholders” and “qualified foreign pension funds” as defined in the Code.

The Fund seeks to act in the best interests of the Fund as a whole and not in consideration of the particular tax consequences to any specific holder of Shares. Potential non-U.S. holders should inform themselves as to the U.S. tax consequences, and the tax consequences within the countries of their citizenship, residence, domicile, and place of business, with respect to the purchase, ownership and disposition of the Fund’s Shares.

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Description of Capital Structure and Shares

The Fund is a statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on April 5, 2021. The Fund’s Declaration of Trust provides that the Board may authorize separate classes of shares of beneficial interest. The Board has authorized an unlimited number of shares. The Fund does not intend to hold annual meetings of its Shareholders.

SHARES

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. Each Share of the Fund represents an equal proportionate interest in the assets of the Fund with each other Share in the Fund. Holders of shares will be entitled to the payment of dividends when, as and if declared by the Board. The Fund currently intends to make dividend distributions to its Shareholders after payment of Fund operating expenses, including interest, on outstanding borrowings, if any, no less frequently than monthly. Unless the registered owner of Shares elects to receive cash, all dividends declared on Shares will be automatically reinvested for Shareholders in additional shares of the Fund. See “Dividend Reinvestment Policy.” The Investment Company Act may limit the payment of dividends to the holders of shares. Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Board may distribute the remaining assets of the Fund among its Shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund’s Shareholders are not liable for any liabilities of the Fund. Although Shareholders of an unincorporated statutory trust established under Delaware law may, in certain limited circumstances, be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote. The Fund will not issue share certificates.

The following table shows the amounts of the Fund’s shares that have been authorized and are outstanding as of April 1, 2026:
(1) Title of Class	(2) Amount Authorized	(3) Amount Held by Registrant or for its Account	(4) Amount Outstanding Exclusive of Amount Shown Under (3)
FOUNDERS	Unlimited	None	15,276,536
CLASS I	Unlimited	None	30,385,823
CLASS K	Unlimited	None	45,331
CLASS M	Unlimited	None	None

EXTRAORDINARY EVENTS

The Trustees, in order to change the form of organization and/or domicile of the Fund, may, without prior Shareholder approval: (i) cause the Fund to merge or consolidate with or into one or more trusts, partnerships, limited liability companies, associations or corporations which is or are formed, organized or existing under the laws of a state, commonwealth, possession or colony of the United States, or (ii) cause the Fund to incorporate under the laws of Delaware. Any agreement of merger or consolidation or certificate of merger may be signed by a majority of the Trustees. Any other merger or consolidation of the Fund shall, in addition to the approval of the Trustees, require a majority Shareholder vote, except as otherwise permitted by the Investment Company Act or other applicable laws and regulations.
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The Trustees may without Shareholder approval (unless required by the Investment Company Act) in dissolution of the Fund or an applicable series or class liquidate, reorganize or dissolve the Fund or an applicable series or class in any manner or fashion not inconsistent with applicable law. The assets of the Fund shall be allocated and distributed in accordance with the provisions of the Declaration of Trust. Upon completion of the distribution of the remaining proceeds or assets, the Fund shall terminate and shall be wound up in accordance with the provisions of the Declaration of Trust.

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of entities or other persons to acquire control of the Fund or to change the composition of the Board, and could have the effect of depriving the Fund’s Shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. Trustees are elected for indefinite terms and do not stand for reelection. A trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the Shareholders of at least two-thirds of the class of shares of the Fund that are entitled to elect a trustee and that are entitled to vote on the matter. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

LEGAL PROCEEDINGS

The Declaration of Trust imposes limits on the ability of both shareholders and non-shareholders to bring derivative action, suit, or other proceeding on behalf of with respect to shareholders. Specifically, no non-shareholder shall be entitled to bring any derivative action, suit or other proceeding on behalf of or with respect to such shares. No shareholder may maintain a derivative action unless holders of at least 10% of the Shares of the affected Class or Classes join in the bringing of such action. These limitations do not apply to claims arising under the federal securities laws.

DERIVATIVE ACTIONS

A Shareholder may bring a derivative action only if (a) such Shareholder makes a pre-suit demand upon the Board to bring the subject action, (b) the Trustees are given a reasonable amount of time to consider and investigate the request, and (c) the Trustees may retain counsel or other advisers in considering the merits of the request and will require an undertaking by the Shareholder(s) making such request to reimburse the Fund for the expense of any such advisers in the event that the Trustees determine not to bring such action. The requirements that (i) 10% of the Shares of the affected Class or Classes join in the demand to bring the action and (ii) requesting Shareholders provide an undertaking to reimburse the Fund for the expense of any advisers retained by the Trustees, in the event that the Trustees determine not to bring such action, do not apply to claims arising under the federal securities laws.

INFORMATION REQUIREMENTS

Every owner of more than 5% of the outstanding shares during any taxable year, or such lower percentage as required by the Code or the regulations promulgated thereunder or as otherwise required by the Board, within 30 days after the end of each taxable year, is required to give the Fund written notice, stating his or her name and address, the number of Shares of each Class and series which he or she beneficially owns and a description of the manner in which the shares are held. Each such owner shall provide the Fund with such additional information as it may request in order to determine the effect, if any, of its beneficial ownership on the Fund’s status as a REIT. In addition, each Shareholder shall, upon demand, be required to provide the Fund with such information as it may request in good faith in order to determine its status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

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Plan of Distribution

PURCHASING SHARES

Investors may purchase Founders Shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by the Transfer Agent. Investors may buy and sell shares Class I Shares, Class K Shares, and Founders Shares of the Fund through certain Financial Intermediaries. Class M Shares are intended to be traded on a select global wealth management firm’s platform only.

Financial Intermediaries may be authorized to designate other intermediaries to receive purchase or sale orders on the Fund’s behalf. Customer orders will be priced at the Fund’s NAV next computed after they are received by a Financial Intermediary or the Financial Intermediary’s authorized designee. The Fund will be deemed to have received a purchase or sale order when a Financial Intermediary or, if applicable, the Financial Intermediary’s authorized designee, receives the order. Orders placed with a Financial Intermediary or the Financial Intermediary’s authorized designee before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV determined as of such day, while orders placed with a Financial Intermediary or the Financial Intermediary’s authorized designee after the close of regular trading (generally after 4:00 p.m., Eastern Time) on a day that the NYSE is open for business will be priced based on the Fund’s NAV determined on the day following the date upon which such order is received by the Financial Intermediary or the Financial Intermediary’s authorized designee.

A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial Intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund and for forwarding payment promptly.

An investor also may complete and sign an account application for a specific dollar amount of Founders Shares equal to or greater than the minimum initial investment amount, and pay such amount at the time of subscription; provided, however, that for Founders Shares purchased through a Financial Intermediary, the value of Shares being purchased may be combined with the value of any Founders Shares of the same Class that were purchased or will be purchased within six months from the initial purchase through such Financial Intermediary, provided such Financial Intermediary enters into the requisite letter of intent with the Fund. The Fund reserves the right to accept subscriptions of less than the minimum initial investment for the applicable Share Class.

Subscriptions will be effective only upon the Fund’s acceptance and it reserves the right to reject any subscription in whole or in part. Subscriptions will be priced based at the Fund’s NAV next calculated after the date the subscription is accepted by the Fund. Subscriptions will be accepted or rejected by the Fund within ten (10) days of receipt and, if rejected, all funds will be returned to subscribers without deduction for any expenses without interest, unless otherwise required by applicable law. Pending acceptance of an investor’s subscription, proceeds will be deposited into an account for his or her benefit. An investor does not have the option of rescinding a purchase order after the Shares have been issued to the investor.

In compliance with the USA Patriot Act of 2001, the Transfer Agent will verify certain information with respect to each purchase order, and investors will be required to supply their full name, date of birth, social security number and residential street address. If the Transfer Agent does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Transfer Agent also may reserve the right to close the account within five (5) business days if clarifying information/documentation is not received. Investors may call 888-267-1456 toll free for additional assistance when completing a subscription agreement.

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BY MAIL

To make an initial purchase by mail, complete an account application and mail it, together with a check made payable to Forum Real Estate Income Fund, to:

Forum Real Estate Income Fund
c/o UMB Fund Services Inc.
235 W Galena Street
Milwaukee, WI 53212-3948

All checks must be in U.S. dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks in amounts of less than $10,000. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, post-dated on-line bill pay checks, or any conditional purchase order or payment. The Fund reserves the right to reject any account application.

BY WIRE — INITIAL INVESTMENT

To make an initial investment in the Fund, the Transfer Agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the Transfer Agent. Upon receipt of the completed account application in good order, the Transfer Agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received, if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. Investors may call Investor Relations at 888-267-1456 to obtain wiring instructions for submitting payment to the Fund. If you place an order through a Financial Intermediary, a completed account application may not be required. Please contact your Financial Intermediary.

BY WIRE — SUBSEQUENT INVESTMENTS

Wired funds must be received prior to 4:00 p.m. Eastern Time to be eligible for same-day pricing. The Fund, and its agents, including the Transfer Agent and Custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

PURCHASE TERMS

The Fund’s shares are distributed by the Distributor at NAV. The price of the shares during the offering will fluctuate over time with the NAV of the shares.

SHARE CLASS CONSIDERATIONS

When selecting a share class, you should consider the following:

•     which share classes are available to you;

•     how much you intend to invest;

•     how long you expect to own the shares; and

•     total costs and expenses associated with a particular share class.

If you are investing through a Financial Intermediary and are eligible to invest in more than one class of shares, the Financial Intermediary may help determine which share class is appropriate for you. Each investor’s financial considerations are different. You should speak with your financial adviser to help you decide which share class is best for you. Not all Financial Intermediaries offer all classes of shares. If your Financial Intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

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CLASS K SHARES

Class K shares are sold at the then-current NAV per Class K share and are not subject to any upfront sales charge. Accordingly, the entire amount of your purchase is invested immediately. The minimum initial investment is $10,000, and the minimum subsequent investment is $1,000, except for purchases pursuant to the DRIP, which are not subject to a minimum. The Fund may permit a Financial Intermediary to waive the initial minimum per Shareholder for Class K shares in the following situations: broker-dealers purchasing Class K shares for clients in broker-sponsored discretionary fee-based advisory programs and certain other situations deemed appropriate by the Fund. The Fund reserves the right to waive investment minimums. Class K Shares are subject to a Distribution and Service Fee that will accrue at an annual rate of 0.75% of the average daily net assets of the Fund attributable to Class K shares and is payable on a monthly basis. The Distribution and Service Fee may be used to compensate Financial Intermediaries. Class K shares are subject to a Shareholder Servicing Fee that will accrue at an annual rate of 0.25% of the average daily net assets of the Fund attributable to Class K shares and is payable on a monthly basis.

CLASS I SHARES

Class I shares are sold at the then-current NAV per Class I Share and are not subject to an upfront sales load, so the entire amount of your purchase is invested immediately. The minimum initial investment is $10,000, and the minimum subsequent investment is $1,000, except for purchases pursuant to the DRIP, which are not subject to a minimum. The Fund reserves the right to waive investment minimums. The Fund may permit a Financial Intermediary to waive the initial minimum per Shareholder for Class I shares in the following situations: registered investment advisers purchasing Class I shares for clients in discretionary fee-based advisory programs and certain other situations deemed appropriate by the Fund. Class I shares are subject to a Shareholder Servicing Fee that will accrue at an annual rate of 0.10% of the average daily net assets of the Fund attributable to Class I shares and is payable on a monthly basis.

CLASS M SHARES

Class M Shares are available for purchase via the brokerage arm of a select global wealth management firm. Class M shares are sold at the then-current NAV per Class M share and are not subject to any upfront sales charge. Accordingly, the entire amount of your purchase is invested immediately. The minimum initial investment is $10,000, and the minimum subsequent investment is $1,000, except for purchases pursuant to the DRIP, which are not subject to a minimum. The Fund may permit such select global wealth management firm to waive the initial minimum per Shareholder for Class M shares in the following situations: broker-dealers purchasing Class M shares for clients in broker-sponsored discretionary fee-based advisory programs and situations deemed appropriate by the Fund. The Fund reserves the right to waive investment minimums. Class M Shares are subject to a Distribution and Service Fee that will accrue at an annual rate of 0.50% of the average daily net assets of the Fund attributable to Class M shares and is payable on a monthly basis. The Distribution and Service Fee may be used to compensate Financial Intermediaries. Class M shares are subject to a Shareholder Servicing Fee that will accrue at an annual rate of 0.25% of the average daily net assets of the Fund attributable to Class M shares and is payable on a monthly basis.

FOUNDERS SHARES

Founders Shares are sold at the then-current NAV per Founders Share without any upfront sales load, so the entire amount of your purchase is invested immediately. The minimum initial investment is $25,000,000 and the minimum subsequent investment is $5,000, except for purchases pursuant to the DRIP, which are not subject to a minimum. The Fund reserves the right to waive investment minimums. The Fund may permit a Financial Intermediary to waive the initial minimum per Shareholder for Founders Shares in the following situations: broker-dealers or registered investment advisers purchasing Founders Shares for clients in discretionary fee-based advisory programs with $25,000,000 in aggregated initial investments across multiple clients, and certain other situations deemed appropriate by the Fund.

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Summary of Declaration of Trust

GENERAL SUMMARY

The Fund is a statutory trust established under the laws of State of Delaware by the Certificate of Trust dated April 5, 2021. The Fund’s Declaration of Trust authorizes the issuance of an unlimited number of shares of beneficial interest, par value $0.001 per share. The Declaration of Trust provides that the Trustees may authorize separate series or classes of shares of beneficial interest of the Fund. All shares of a series or class have equal rights to the payment of dividends and other distributions and the distribution of assets upon liquidation. Shares are, when issued, fully paid and non-assessable by the Fund and have no pre-emptive or rights to cumulative voting. The Trustees have the authority to provide from time to time that the holders of shares of any series or class shall have the right to convert or exchange said shares for or into shares of one or more other series or classes. The Board may from time to time, without a vote of Shareholders or any class, divide or combine the shares (without thereby changing the proportionate beneficial interest of the shares or a series or class in the assets held with respect to the Fund or such series or class), or reclassify the shares or a series or class into shares of one or more series or classes (whether the shares to be classified or reclassified are issued and outstanding or unissued and whether such shares constitute part or all of the shares of the Fund or such series or class).

Shareholders of a series or class of shares are entitled to share in proportion to the number of shares of such class held in dividends declared by the Board payable to holders of such series or class of shares and in the net assets of the Fund available for distribution to holders of such class of shares upon liquidation after payment of the preferential amounts payable to holders of any outstanding preferred shares.

The Declaration of Trust provides for indemnification out of the assets belonging to the applicable series for all loss and expense of any Shareholder or former Shareholder of a series or class of shares held personally liable for the obligations of the Fund solely by reason of such person’s status as a Shareholder or former Shareholder of such series or class. Thus, the risk of a Shareholder incurring financial loss by reason of being or having been a Shareholder is limited to circumstances in which the Fund would be unable to meet its obligations.

Shareholders have no pre-emptive rights. Upon liquidation of the Fund or an applicable series or class, after paying or adequately providing for the payment of all liabilities of the Fund or such series or class and the liquidation preference with respect to any outstanding preferred shares, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Shareholders of each class or series involved in such sale or conversion shall be entitled to receive, as a class, when and as declared by the Trustees, the excess of the assets belonging to that series that are allocated to such class over the liabilities belonging to that series that are allocated to such class. The assets so distributable to the Shareholders of any particular series or class shall be distributed among such Shareholders in proportion to the number of shares of that series or class held by them and recorded on the books of the Trust.

On any matters submitted to a vote of the Shareholders, all Shares of the Trust then entitled to vote shall be voted in aggregate, except: (a) when required by applicable law, Shares shall be voted by an individual Class (b) when the matter involves any action that the Trustees have determined will affect only the interests of one or more Classes, then only the Shareholders of such Class or Classes shall be entitled to vote thereon. A Shareholder of each Class thereof shall be entitled to one vote for each Share of such Class on any matter on which such Shareholder is entitled to vote. A Shareholder of each Class shall be entitled to a proportionate fractional vote for each fractional Share of such Class on any matter on which such Shareholder is entitled to vote. There shall be no cumulative voting in the election of Trustees.

The Trustees may classify or reclassify any issued or unissued shares of the Fund into shares of any class by redesignating such shares or by setting or changing in any one or more respects, from time to time, the preferences, voting powers, rights and privileges of such shares. Any such classification or reclassification will comply with the provisions of the Declaration of Trust and the Investment Company Act.

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PROVISIONS RELATING TO EXTRAORDINARY CORPORATE TRANSACTIONS

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds of the class of shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s assets or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

TRANSFER RESTRICTIONS

For the Fund to qualify as a REIT, no more than 50% in value of the outstanding shares of the Fund’s stock may be owned, directly or indirectly (through the application of certain attribution rules under the Code), by five or fewer individuals (including certain entities treated as individuals under the Code) during the last half of any taxable year. In addition, the outstanding shares of the Fund’s stock must be owned by 100 or more persons who are independent of us and each other for at least 335 days of a 12-month taxable year or during a proportionate part of a shorter taxable year.

To assist the Fund in preserving the Fund’s status as a REIT, among other purposes, the Fund’s Declaration of Trust contains limitations on the transfer and ownership of shares of the Fund’s stock which prohibit (i) any person or entity from owning or acquiring, directly or indirectly, beneficially or constructively, more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding Shares of the Fund, or of any class or series of Shares of the Fund, excluding any outstanding Shares not treated as outstanding for U.S. federal income tax purposes, or such other percentage determined from time to time by the Trustees (the “Ownership Limit”); (ii) any person or entity from owning or acquiring, directly or indirectly beneficially or constructively, shares of the Fund’s stock to the extent such ownership would result in the Fund’s being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT; and (iii) any transfer of or other event or transaction with respect to shares of capital stock that would result in the beneficial ownership of the Fund’s outstanding shares of capital stock by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code). The Declaration of Trust provides that any transfer of shares of the Fund’s capital stock that, if effective, would result in a violation of the above restrictions, shall be automatically void and the intended transferee shall acquire no rights in such shares of capital stock.

Any person who acquires or attempts or intends to acquire shares of the Fund’s capital stock in violation of the foregoing restrictions, is required to give immediate written notice to us of such event, and any person who purports to transfer or receive shares of the Fund’s capital stock subject to such limitations is required to give us 15 days prior written notice prior to such purported transaction. In both cases, such persons must provide to us such other information as we may request to determine the effect, if any, of such event on the Fund’s status as a REIT.

The foregoing restrictions will continue to apply until the Board determines it is no longer in the Fund’s best interest to attempt to, or to continue to, qualify as a REIT or that compliance with the restrictions is no longer required for us to qualify as a REIT.

The Ownership Limit does not apply to a person or persons that the Board exempts from the Ownership Limit upon appropriate assurances (including certain representations and undertakings from the intended transferee) that the Fund’s qualification as a REIT is not jeopardized.

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Every owner of more than half of 1% (or such lower percentage as required by the Code or the regulations promulgated thereunder) of the number or value of outstanding shares of the Fund is required, within 30 days after January 1 of each year, to give the Fund written notice stating his, her or its name and address, the number of shares of each class and series of the Fund’s stock which the Shareholder beneficially owns and a description of the manner in which the shares are held. Each such owner shall provide the Fund with such additional information as the Fund may request in order to determine the effect, if any, of the Shareholder’s beneficial ownership on the Fund’s qualification as a REIT and to ensure compliance with the restrictions noted above. In addition, each Shareholder shall upon demand be required to provide the Fund with such information as the Fund may request in order to determine the Fund’s qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

FORUMIG.COM	PROSPECTUS DATED April 30, 2026	|	75

Legal Matters

Morrison & Foerster LLP, 370 17th Street, Suite 4200, Denver, CO 80202, acts as counsel to the Fund.

Reports to Shareholders

The Fund will send to its Shareholders unaudited semi-annual and audited annual reports, including a list of investments held.

Independent Registered Public Accounting Firm

CohnReznick LLC is the independent registered public accounting firm for the Fund and has audited the Fund’s financial statements. CohnReznick LLC is located at 1 South Wacker Drive, Chicago, IL 60606.

Privacy Notice

This notice describes the Fund’s privacy policy. The Fund is committed to protecting the personal information that it collects about individuals who are prospective, former or current investors. The Fund collects personal information (“Personal Information”) for business purposes, such as to process requests and transactions, to maintain accounts, and to provide customer service. Personal Information is obtained from the following sources:

•     Investor applications and other forms, which may include your name(s), address, social security number or tax identification number;

•     Written and electronic correspondence, including telephone contacts; and

•     Transaction history, including information about the Fund’s transactions and balances in your accounts with the Fund or its affiliates or other holdings of the Fund and any affiliation with the Adviser and its subsidiaries.

The Fund limits access to Personal Information to those employees and service providers who need to know that information for business purposes. Employees are required to maintain and protect the confidentiality of Personal Information. The Adviser, on behalf of the Fund, maintains written policies and procedures that address physical, electronic and administrative safeguards designed to protect Personal Information.

The Fund may share Personal Information described above with the Adviser and its various other affiliates or service providers for business purposes, such as to facilitate the servicing of accounts. The Fund may share the Personal Information described above for business purposes with a non-affiliated third party only as authorized by exceptions to Regulation S-P’s opt-out requirements, for example, (i) if it is necessary to effect, administer, or enforce a transaction that an investor requests or authorizes; (ii) in connection with processing or servicing a financial product or service an investor requests or authorizes; and (iii) in connection with maintaining or servicing the investor’s account with the Fund. The Fund also may disclose Personal Information to regulatory authorities or otherwise as permitted by law. The Fund endeavors to keep its customer files complete and accurate. The Fund should be notified if any information needs to be corrected or updated.

Additional Information

The prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (File No. 333-265566). The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this prospectus for information about how to obtain a paper copy of the Registration Statement or SAI without charge.

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FOR MORE INFORMATION, CONTACT:

Forum Investor Relations

InvestorRelations@ForumIG.com

888.267.1456

forum

FORUMIG.COM

STATEMENT OF ADDITIONAL INFORMATION

SHARE CLASSES: Class K | Class I | Class M | Founders

Forum Real Estate Income Fund

Principal Executive Offices
240 Saint Paul Street, Suite 400
Denver, CO 80206

April 30, 2026

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI should be read in conjunction with the prospectus of Forum Real Estate Income Fund (the “Fund”) dated April 30, 2026. This SAI does not include all information that a prospective investor should consider before purchasing the Fund’s securities.

You should obtain and read the prospectus prior to purchasing any of the Fund’s securities. A copy of the prospectus may be obtained without charge by calling the Fund at 303-501-8804, by email to investorrelations@forumig.com or by visiting www.freif.com. Information on the website is not incorporated herein by reference. The Fund’s filings with the SEC also are available to the public on the SEC’s website at www.sec.gov. Copies of these filings may be obtained, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street NE, Washington, D.C. 20549.

SAI Dated April 30, 2026	S-1
FORUM INVESTMENT GROUP 240 Saint Paul Street, Suite 400 | Denver, CO 80206 | P: 303.501.8860 | F: 303.296.4212 | FORUMIG.COM

SAI Dated April 30, 2026	S-2
FORUM INVESTMENT GROUP 240 Saint Paul Street, Suite 400 | Denver, CO 80206 | P: 303.501.8860 | F: 303.296.4212 | FORUMIG.COM

GENERAL INFORMATION AND HISTORY

The Fund was organized as a Delaware statutory trust on April 5, 2021. The Fund is registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”) as a non-diversified closed-end investment management company that is operated as an interval fund. The Fund commenced operations on May 3, 2021 and has elected to be taxed as a REIT under the Internal Revenue Code of 1986 (the “Code”) commencing with the taxable year ending December 31, 2021.

The Fund offers four separate classes (each a “Class”) of shares of beneficial interest (“Shares”) designated as Class K Shares, Class I Shares, Class M Shares, and Founders Shares. Each Class of Shares is subject to different fees and expenses. The Fund may offer additional classes of Shares in the future.

The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the prospectus. Certain additional investment information is set forth below. Each Share is entitled to one vote on all matters as to which Shares are entitled to vote. In addition, each Share is entitled to participate, on a class-specific basis, equally with other Shares (i) in dividends and distributions declared by the Fund and (ii) on liquidation to its proportionate share of the assets remaining after satisfaction of outstanding liabilities. Shares of the Fund are fully paid, non-assessable and fully transferable when issued and have no pre-emptive, conversion or exchange rights. Fractional shares have proportionately the same rights, including voting rights, as are provided for a full Share.

Each Class of Shares represents an interest in the same assets of the Fund, has the same rights and is identical in all material respects except that (i) each Class of Shares may be subject to different (or no) sales loads, (ii) each Class of Shares may bear different (or no) distribution and shareholder servicing fees; (iii) each Class of Shares may have different shareholder features, such as minimum investment amounts; (iv) certain other class-specific expenses will be borne solely by the Class to which such expenses are attributable, including transfer agent fees attributable to a specific Class of Shares, printing and postage expenses related to preparing and distributing materials to current Shareholders of a specific Class, registration fees paid by a specific Class of Shares, the expenses of administrative personnel and services required to support the Shareholders of a specific Class, litigation or other legal expenses relating to a Class of Shares, trustees’ fees or expenses paid as a result of issues relating to a specific Class of Shares and accounting fees and expenses relating to a specific Class of Shares; and (v) each Class has exclusive voting rights with respect to matters relating to its own distribution arrangements. The Board may classify and reclassify the Shares of the Fund into additional Classes of Shares at a future date.

SAI Dated April 30, 2026	S-3
FORUM INVESTMENT GROUP 240 Saint Paul Street, Suite 400 | Denver, CO 80206 | P: 303.501.8860 | F: 303.296.4212 | FORUMIG.COM

INVESTMENT OBJECTIVE AND POLICIES

The Fund’s investment objective and principal investment strategies, as well as the principal investment risks associated with the Fund’s investment strategies, are set forth in the Prospectus. The following discussion provides additional information about those principal investment strategies and related risks, as well as information about other investment strategies that the Fund may utilize and related risks that may apply to the Fund, even though they are not considered to be “principal” investment strategies or risks of the Fund. Accordingly, an investment strategy and related risk that is described below, but which is not described in the Prospectus, should not be considered to be a principal investment strategy or principal risk.

Investment Objectives

The Fund’s primary objectives are to seek to maximize current income and preserve investor capital, with a secondary focus on long-term capital appreciation. There can be no assurance the Fund will meet its investment objectives. The Fund’s investment objective is non-fundamental and may be changed by the Board without Shareholder approval. Shareholders will, however, receive at least 60 days’ prior notice of any change to the Fund’s investment objective.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (the Shares), are listed below. For the purposes of this SAI, “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of Shareholders, duly called, (a) of 67% or more of the Shares present at such meeting, if the holders of more than 50% of the outstanding Shares are present or represented by proxy; or (b) of more than 50% of the outstanding Shares, whichever is less. The Fund may not:

(1)    borrow money, except to the extent permitted by the Investment Company Act (which currently limits borrowing to no more than 33⅓% of the value of the Fund’s total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any). The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its Shares.

(2)    issue senior securities, except to the extent permitted by Section 18 of the Investment Company Act (which currently limits the issuance of a class of senior securities’ that is indebtedness to no more than 33⅓% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).

(3)    purchase securities on margin, but may sell securities short and write call options.

(4)    underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public) to the extent permitted by the Investment Company Act.

(5)    invest more than 25% of the value of its total assets in the securities of companies or entities engaged in any one industry, or group of industries, except the real estate industry. This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities. The Fund invests over 25% of its assets in the securities of companies or entities in the real estate industry.

(6)    purchase or sell commodities, commodity contracts, including commodity futures contracts, unless acquired as a result of ownership of securities or other investments, except that the Fund may invest in securities or other instruments backed by or linked to commodities, and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

(7)    lend money or other assets except to the extent permitted by (i) the Investment Company Act, or interpretations or modifications by the Securities and Exchange Commission (“SEC”), its staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority.

SAI Dated April 30, 2026	S-4
FORUM INVESTMENT GROUP 240 Saint Paul Street, Suite 400 | Denver, CO 80206 | P: 303.501.8860 | F: 303.296.4212 | FORUMIG.COM

In addition, the Fund has adopted the following fundamental policies with respect to repurchase offers, which may not be changed without the approval of the holders of a majority of the Fund’s outstanding voting securities:

a)     The Fund will make quarterly repurchase offers pursuant to Rule 23c-3 under the Investment Company Act, as amended from time to time, subject to any regulatory guidance or interpretations of, or any exemptive order or other relief issued by the SEC or any successor organization or their staff under, such rule.

b)     The Fund will repurchase Shares that are tendered by a specific date, which will be established by the Board of Trustees of the Fund in accordance with Rule 23c-3 under the Investment Company Act, as amended from time to time, subject to any regulatory guidance or interpretations of, or any exemptive order or other relief issued by the SEC or any successor organization or their staff under, such rule.

c)     The date on which the NAV per Share applicable to a repurchase offer is calculated will occur no later than 14 days after the repurchase request deadline (or the next business day if the 14th calendar day is not a business day).

Consistent with its election to qualify as a REIT, the Fund may invest in real estate or interests in real estate, securities that are secured by or represent interests in real estate (e.g. mortgage loans evidenced by notes or other writings defined to be a type of security), mortgage-related securities, investment funds that invest in real estate through entities that may qualify as REITs, or in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including REITs).

Non-Fundamental Policies

The following is an additional investment limitation of the Fund and may be changed by the Board without Shareholder approval:

80% Investment Policy. The Fund has adopted a policy to, under normal circumstances, invest at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in a portfolio of commercial real estate loans and other real estate related investments located in the United States. “Real estate related investments” include, but are not limited to, agency and non-agency commercial mortgage-backed securities (“CMBS”), commercial real estate collateralized loan obligations (“CRE CLOs”), preferred equity issued by real estate investment trusts or companies that develop, own and operate commercial real estate assets, mezzanine loans backed by commercial real estate assets, and securities issued by publicly-traded real estate investment trusts. To a lesser extent, the Fund may invest directly in commercial real estate. The categories of commercial real estate underlying the Fund’s investments include, but are not limited to, multifamily, industrial, mixed use, hospitality, office, and retail. The Fund may invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. There are no limits on the Fund’s investments in below investment grade securities.

The Fund’s 80% policy may be changed by the Board without Shareholder approval. Shareholders of the Fund will, however, receive at least 60 days’ prior notice of any change in the Fund’s 80% investment policy. The notice will be provided in a separate written document containing the following, or similar, statement, in boldface type: “Important Notice Regarding Change in Investment Policy.” The statement will also appear on the envelope in which the notice is delivered, unless the notice is delivered separately from other communications to the Shareholder.

If a restriction on the Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of the Fund’s investment portfolio, resulting from changes in the value of a Fund’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

SAI Dated April 30, 2026	S-5
FORUM INVESTMENT GROUP 240 Saint Paul Street, Suite 400 | Denver, CO 80206 | P: 303.501.8860 | F: 303.296.4212 | FORUMIG.COM

Securities Lending

Although the Fund does not currently intend to engage in securities lending, it may do so in the future. Prior to engaging in securities lending, the Fund will enter into securities lending agreements. Once the Fund enters into such agreements, it may lend its portfolio securities in an amount not exceeding one-third of its total assets to financial institutions such as banks and brokers if the loan is collateralized in accordance with applicable regulations. Under the present regulatory requirements which govern loans of portfolio securities, the loan collateral must, on each business day, at least equal the value of the loaned securities and must consist of cash, letters of credit of domestic banks or domestic branches of foreign banks, or securities of the U.S. Government or its agencies. To be acceptable as collateral, letters of credit must obligate a bank to pay amounts demanded by the Fund if the demand meets the terms of the letter. Such terms and the issuing bank would have to be satisfactory to the Fund. Any loan might be secured by any one or more of the three types of collateral. The Fund’s Board has a fiduciary obligation to recall a loan in time to vote proxies if it has knowledge that a vote concerning a material event regarding the securities will occur. As such, the terms of the Fund’s loans must permit the Fund to reacquire loaned securities on five (5) days’ notice or in time to vote on any material matter and must meet certain tests under the Code.

The primary risk in securities lending is a default by the borrower during a sharp rise in price of the borrowed security resulting in a deficiency in the collateral posted by the borrower. The Fund will seek to minimize this risk by requiring that the value of the securities loaned be computed each day and additional collateral be furnished each day if required. In addition, the Fund is exposed to the risk of delay in recovery of the loaned securities or possible loss of rights in the collateral should the borrower become insolvent. As well, all investments made with the collateral received are subject to the risks associated with such investments. If such investments lose value, the Fund will have to cover the loss when repaying the collateral.

The costs of securities lending do not appear in the Fund’s fee table and the Fund bears the entire risk of loss on any reinvested collateral received in connection with securities lending.

Certain Portfolio Securities and Other Operating Policies

As discussed in the prospectus, under normal circumstances, the Fund intends to achieve its objectives by acquiring commercial real estate debt instruments, including, but not limited to, subordinated mortgages, mezzanine loans, senior mortgages and CMBS, as well as equity securities, preferred securities, loan and equity participations, REMICs, and directly in real estate.

Real estate-related debt investments may be held through wholly owned subsidiaries or joint ventures, or involve co-investment transactions, certain of which may be joint transactions with the Fund’s affiliates. The Fund, the Fund’s investment adviser, FREIF Advisors LLC (the “Adviser”), and certain other funds affiliated with the Adviser have been granted exemptive relief by the SEC that enables the Fund to engage in certain co-investment transactions with its affiliates, subject to certain conditions. As required by the exemptive order, the Fund has adopted, and the Board, including the “required majority” (as defined in Section 57(o) of the 1940 Act) of the Board, has approved, policies and procedures reasonably designed to ensure compliance with the terms of the exemptive order, and the Adviser and the Fund’s Chief Compliance Officer will provide regular reporting to the Board.

No assurance can be given that any or all investment strategies, or the Fund’s investment program, will be successful. Although the Fund is a “non-diversified” investment company within the meaning of the Investment Company Act, the Adviser believes the Fund will achieve diversification by investing across real estate asset classes, property types, positions in the capital stack and geographic locations. The real estate underlying the Fund’s investments will be located in the United States.

The Adviser is a Delaware limited liability company and an investment adviser registered with the SEC under the Advisers Act. The Adviser has engaged Nuveen Asset Management, LLC to act as the Fund’s non-discretionary sub-adviser (the “Sub-Adviser”), and the Fund’s administrator is UMB Fund Services, Inc. (the “Administrator”). The Adviser is

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responsible for overseeing the management of the Fund’s activities, including investment strategies, investment goals, asset allocation, leverage limitations, reporting requirements and other guidelines in addition to the general monitoring of the Fund’s portfolio, subject to the oversight of the Board. The Adviser has sole discretion to make all investments. The Sub-Adviser will assist the Adviser in identifying and evaluating potential investments for the Fund and participate in ongoing diligence and monitoring of the Fund’s investments. See “Risk Factors — Risks Related to Conflicts of Interest” in the prospectus. The Sub-Adviser and any other sub-adviser retained by the Adviser will be paid by the Adviser. The Adviser is responsible for allocating the Fund’s assets among various securities using its investment strategies, subject to policies adopted by the Board. Additional information regarding the types of securities and financial instruments is set forth below.

Money Market Instruments

The Fund may invest, for defensive or diversification purposes or otherwise, some or all of its assets in high quality fixed-income securities, money market instruments, and money market mutual funds, or hold cash or cash equivalents in such amounts as the Fund or the Adviser deem appropriate under the circumstances. Pending allocation of the proceeds of this offering and thereafter, from time to time, the Fund also may invest in these instruments and other investment vehicles. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements.

Derivatives

Subject to the Fund’s intent to generate real-estate related gross income that qualifies for purposes of the Code provisions applicable to REITs, the Fund may engage in transactions involving options and futures and other derivative financial instruments. Derivatives can be volatile and involve various types and degrees of risk. By using derivatives, the Fund may be permitted to increase or decrease the level of risk, or change the character of the risk, to which the portfolio is exposed.

A small investment in derivatives could have a substantial impact on the Fund’s performance. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant and rapid changes in the prices for derivatives. If the Fund were to invest in derivatives at an inopportune time, or the Adviser evaluates market conditions incorrectly, the Fund’s derivative investment could negatively impact the Fund’s return, or result in a loss. In addition, the Fund could experience a loss if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

Non-Diversified Status

Because the Fund is “non-diversified” under the Investment Company Act, it is subject only to certain U.S. federal income tax requirements applicable to REITs with respect to the composition of its assets.

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FORUM INVESTMENT GROUP 240 Saint Paul Street, Suite 400 | Denver, CO 80206 | P: 303.501.8860 | F: 303.296.4212 | FORUMIG.COM

REPURCHASES AND TRANSFERS OF SHARES

Repurchase Offers

The Board has adopted a resolution setting forth the Fund’s fundamental policy that it will conduct quarterly repurchase offers (the “Repurchase Offer Policy”). The Repurchase Offer Policy sets the interval between each repurchase offer at one quarter and provides that the Fund shall conduct a repurchase offer each quarter (unless suspended or postponed in accordance with regulatory requirements). The Fund’s Repurchase Offer Policy is fundamental and cannot be changed without Shareholder approval. The Fund may, for the purpose of paying for repurchased Shares, be required to liquidate portfolio holdings earlier than the Adviser would otherwise have liquidated these holdings. Such liquidations may result in losses and may increase the Fund’s portfolio turnover.

Repurchase Offer Policy Summary of Terms

The Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the Investment Company Act, as that Rule may be amended from time to time. Rule 23c-3 establishes requirements that closed-end funds must follow when making repurchase offers to their Shareholders.

•     The repurchase offers will be made in March, June, September, and December of each year.

•     The Fund will send a repurchase offer to Shareholders no less than 21 days and no more than 42 days before a date specified by the Fund in the repurchase offer by which Shareholders can tender their Shares in response to such repurchase offer (the “Repurchase Request Deadline”). The Fund must receive repurchase requests submitted by Shareholders in response to the Fund’s repurchase offer on or before the Repurchase Request Deadline (or the preceding business day if the New York Stock Exchange is closed on that day).

•     The maximum time between the Repurchase Request Deadline and the next date on which the Fund determines the NAV applicable to the purchase of Shares (the “Repurchase Pricing Date”) is 14 calendar days (or the next business day if the 14th day is not a business day).

The Fund may not condition a repurchase offer upon the tender of any minimum amount of Shares. The Fund may deduct from the repurchase proceeds only a repurchase fee that is paid to the Fund and that is reasonably intended to compensate the Fund for expenses directly related to the repurchase. The repurchase fee may not exceed 2.00% of the proceeds. However, the Fund does not currently charge a repurchase fee. The Fund may rely on Rule 23c-3 only so long as the Board satisfies the governance standards defined in Rule 0-1(a)(7) under the Investment Company Act.

Procedures

All periodic repurchase offers must comply with the following procedures:

Repurchase Offer Amount. Each quarter, the Fund may offer to repurchase at least 5% and no more than 25% of the outstanding Shares of the Fund on the Repurchase Request Deadline (the “Repurchase Offer Amount”). The Board shall determine the quarterly Repurchase Offer Amount.

Shareholder Notification. No less than 21 days and no more than 42 days before each Repurchase Request Deadline, the Fund shall send to each Shareholder of record and to each beneficial owner of the Shares that are the subject of the repurchase offer a Shareholder Notification providing the following information:

•     A statement that the Fund is offering to repurchase its Shares from Shareholders at NAV;

•     Any fees applicable to such repurchase, if any;

•     The Repurchase Offer Amount;

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•     The dates of the Repurchase Request Deadline, Repurchase Pricing Date, and the date by which the Fund must pay Shareholders for any Shares repurchased (which shall not be more than seven (7) days after the Repurchase Pricing Date);

•     The risk of fluctuation in NAV between the Repurchase Request Deadline and the Repurchase Pricing Date, and the possibility that the Fund may use an earlier Repurchase Pricing Date;

•     The procedures for Shareholders to request repurchase of their Shares and the right of Shareholders to withdraw or modify their repurchase requests until the Repurchase Request Deadline;

•     The procedures under which the Fund may repurchase such Shares on a pro rata basis if Shareholders tender more than the Repurchase Offer Amount;

•     The circumstances in which the Fund may suspend or postpone a repurchase offer;

•     The NAV of the Shares computed no more than seven (7) days before the date of the notification and the process through which Shareholders may learn the NAV thereafter; and

•     The market price, if any, of the Shares on the date on which such NAV was computed, and the means by which Shareholders may ascertain the market price thereafter.

The Fund must file Form N-23c-3 (“Notification of Repurchase Offer”) and three copies of the Shareholder Notification with the SEC within three (3) business days after sending the notification to Shareholders.

Notification of Beneficial Owners. Where the Fund knows that Shares subject to a repurchase offer are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the Fund must follow the procedures for transmitting materials to beneficial owners of securities that are set forth in Rule 14a-13 under the Securities Exchange Act of 1934.

Repurchase Requests. Repurchase requests must be submitted by Shareholders by the Repurchase Request Deadline. The Fund shall permit repurchase requests to be withdrawn or modified at any time until the Repurchase Request Deadline, but shall not permit repurchase requests to be withdrawn or modified after the Repurchase Request Deadline.

Repurchase Requests in Excess of the Repurchase Offer Amount. If Shareholders tender more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of Shares up to, but not to exceed, 2.00% of the outstanding Shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if Shareholders tender Shares in an amount exceeding the Repurchase Offer Amount plus the additional amount of Shares repurchased at the Fund’s discretion (up to 2.00% of the outstanding Shares) on the Repurchase Request Deadline, the Fund shall repurchase the Shares tendered on a pro rata basis. This policy, however, does not prohibit the Fund from:

•     Accepting all repurchase requests by persons who own, beneficially or of record, an aggregate of not more than 100 Shares and who tender all of their stock for repurchase, before prorating shares tendered by others; or

•     Accepting by lot Shares tendered by Shareholders who request repurchase of all Shares held by them and who, when tendering their Shares, elect to have either (i) all or none or (ii) at least a minimum amount or none accepted, if the Fund first accepts all Shares tendered by Shareholders who do not make this election.

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Suspension or Postponement of Repurchase Offers. The Fund shall not suspend or postpone a repurchase offer except pursuant to a vote of a majority of the Board, including a majority of the Independent Directors (as defined below), and only:

•     If the repurchase would cause the Fund to lose its tax status as a REIT under Subchapter M of the Code;

•     If the repurchase would cause the Shares that are the subject of the offer that are either listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association to be neither listed on any national securities exchange nor quoted on any inter-dealer quotation system of a national securities association;

•     For any period during which the New York Stock Exchange or any other market in which the securities owned by the Fund are principally traded is closed, other than customary week-end and holiday closings, or during which trading in such market is restricted;

•     For any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

•     For such other periods as the SEC may by order permit for the protection of Shareholders of the Fund.

If a repurchase offer is suspended or postponed, the Fund shall provide notice to Shareholders of such suspension or postponement. If the Fund renews the repurchase offer, the Fund shall send a new Shareholder Notification to Shareholders.

Computing NAV. The Fund’s current NAV shall be computed no less frequently than weekly, and daily on the five (5) business days preceding a Repurchase Request Deadline, on such days and at such specific time or times during the day as set by the Board. Currently, the Board has determined that the Fund’s NAV shall be determined daily following the close of the New York Stock Exchange. The Fund’s NAV need not be calculated on:

•     Days on which changes in the value of the Fund’s portfolio securities will not materially affect the current NAV of the Shares;

•     Days during which no order to purchase Shares is received, other than days when the NAV would otherwise be computed; or

•     Customary national, local, and regional business holidays described or listed in the Prospectus.

Liquidity Requirements. From the time the Fund sends a Shareholder Notification to Shareholders until the Repurchase Pricing Date, a percentage of the Fund’s assets equal to at least 100% of the Repurchase Offer Amount (the “Liquidity Amount”) shall consist of access to a line of credit and/or assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, or of assets that mature by the next Repurchase Payment Deadline. This requirement means that individual assets must be salable under these circumstances. It does not require that the entire Liquidity Amount must be salable. In the event that the Fund’s assets fail to comply with this requirement, the Board shall cause the Fund to take such action as it deems appropriate to ensure compliance. The Board has approved a policy and procedures that are reasonably designed to ensure that the Fund’s portfolio assets are sufficiently liquid so that the Fund can comply with its fundamental policy on repurchases and comply with the liquidity requirements in the preceding paragraph.

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Registration Statement Disclosure. The Fund’s Registration Statement must disclose its intention to make or consider making such repurchase offers.

Annual Report Disclosure. The Fund shall include in its annual report to Shareholders the following:

•     Disclosure of its fundamental policy regarding periodic repurchase offers.

•     Disclosure regarding repurchase offers by the Fund during the period covered by the annual report, which disclosure shall include: (a) the number of repurchase offers, (b) the Repurchase Offer Amount and the amount tendered in each repurchase offer, and (c) the extent to which in any repurchase offer the Fund repurchased Shares pursuant to the procedures described above.

Advertising. The Fund, or any underwriter for the Fund, must comply, as if the Fund were an open-end investment company, with the provisions of Section 24(b) of the Investment Company Act and the rules thereunder with respect to any advertisement, pamphlet, circular, form letter, or other sales literature addressed to or intended for distribution to prospective investors.

Involuntary Repurchases

The Fund may, at any time, when consistent with the requirements of the Fund’s Declaration of Trust and By-Laws and the provisions of the Investment Company Act and the rules thereunder, including Rule 23c-3, repurchase or redeem at NAV the Shares of a Shareholder, or any person acquiring Shares from or through a Shareholder, without consent or other action by the Shareholder or other person if the Fund determines that:

•     the Shares have been transferred in violation of the Fund’s Declaration of Trust and By-Laws or have vested in any person by operation of law as the result of the death, dissolution, bankruptcy, incompetency or “qualifying disability” (as such term is defined in Section 72(m)(7) of the Code) of a Shareholder;

•     ownership of the Shares by a Shareholder or other person is likely to cause the Fund to be in violation of, require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

•     continued ownership of the Shares by a Shareholder may be harmful or injurious to the business or reputation of the Fund, the Board, the Adviser or any of its affiliates, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

•     any of the representations and warranties made by a Shareholder or other person in connection with the acquisition of the Shares was not true when made or has ceased to be true;

•     the Shareholder owns Shares having an aggregate NAV less than an amount determined from time to time by the Board;

•     the Shareholder is subject to special regulatory or compliance requirements, such as those imposed by the U.S. Bank Holding Company Act of 1956, as amended, certain Federal Communications Commission regulations, or Employee Retirement Income Security Act of 1974, as amended (collectively, “Special Laws or Regulations”), and the Fund determines that the Shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold any Shares; or

•     it would be in the best interests of the Fund for the Fund to repurchase the Shares.

The Adviser may tender for repurchase in connection with any repurchase offer made by the Fund for Shares that it holds in its capacity as a Shareholder.

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MANAGEMENT OF THE FUND

Trustees and Officers

The Board is responsible for the overall management of the Fund, including supervision of the duties performed by the Adviser, adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Adviser. The Board consists of four Trustees, including three Independent Trustees.

The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five (5) years, as well as a description of the responsibilities of the various committees of the Board, are set forth below.

The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of trustees of a registered investment company. The business of the Fund is managed under the direction of the Board, in accordance with the Declaration of Trust and the Bylaws (together, the “Governing Documents”), each as amended from time to time, which have been filed with the SEC and are available upon request. Pursuant to the Governing Documents of the Fund, the Board shall elect officers including a President, a Vice-President, a Secretary, a Treasurer, an Assistant Treasurer, and a Chief Compliance Officer. The Board retains the power to conduct, operate and carry on the business of the Fund and has the power to incur and pay any expenses, which, in the opinion of the Board, are necessary or incidental to carry out any of the Fund’s purposes.

Board Leadership Structure. Darren Fisk is the Chairman of the Board. Under the Declaration of Trust and Bylaws, the Chairman of the Board is responsible for (a) presiding at Board meetings, (b) calling special meetings on an as-needed basis, (c) execution and administration of Fund policies, including (i) setting the agendas for Board meetings and (ii) providing information to Board members in advance of each Board meeting and between Board meetings. The Board has designated Brien Biondi as the Lead Independent Trustee. As Lead Independent Trustee, Mr. Biondi is responsible for coordinating the activities of the other Independent Trustees and for such other duties as are assigned, from time to time, by our Board. Additionally, under certain Investment Company Act governance guidelines that apply to the Fund, the Independent Trustees will meet in executive session at least quarterly.

Mr. Fisk has been deemed by the Board to be an interested person of the Fund by virtue of his ownership interests in and senior management roles at the Adviser and/or its affiliates. The Independent Trustees have also appointed a Lead Independent Trustee and believe that this leadership structure is appropriate in light of the potential conflicts of interest that could arise from these relationships. The Board has determined that an interested Chairman is appropriate and benefits Shareholders because an interested Chairman has a personal and professional stake in the quality and continuity of services provided to the Fund.

Board Risk Oversight. The Board has a standing independent Audit Committee with a separate chair. The Board is responsible for overseeing risk management, and the full Board regularly engages in discussions of risk management and receives compliance reports that inform its oversight of risk management from its Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary. The Audit Committee considers financial and reporting risk within its area of responsibilities. Generally, the Board believes that its oversight of material risks is adequately maintained through the compliance-reporting chain where the Chief Compliance Officer is the primary recipient and communicator of such risk-related information.

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Trustee and Officer Qualifications

Following is a list of the Trustees and executive officers of the Fund and their principal occupation over the last five (5) years. Unless otherwise noted, the address of each Trustee and Officer is: c/o FREIF Advisors LLC, 240 Saint Paul Street, Suite 400, Denver, Colorado 80206.

Independent Trustees

Name, Year of Birth	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last Five Years
Brien Biondi (1962)	Independent Trustee (Since 2022); Lead Independent Trustee (Since 2023)	Chief Executive Officer and Founder, The Biondi Group (2011 – Present); formerly, Chief Executive Officer, Campden Wealth, North America & The Institute for Private Investors (2016 – 2025).	1	Primark Meketa Private Equity Investments Fund; Meketa Infrastructure Fund; Forum Multifamily Real Estate Investment Trust, Inc.
Julie Cooling (1972)	Independent Trustee (Since 2022)	Founder and Chief Executive Officer, RIA Channel, LLC (2005 – present).	1	N/A
Jay Hummel (1979)	Independent Trustee (Since 2025)	Co-Founder and Chief Executive Officer of Wealth Advisor Growth Network (2019 – 2025); and AiK2 Insurance Services (2021 – 2025).	1	Forum Multifamily Real Estate Investment Trust, Inc.; Sealy Private Industrial Real Estate Trust; Compass CFO Solutions (2020 to 2021).
Interested Trustee
Darren Fisk (1974)	Chairman, Chief Executive Officer, and Interested Trustee (Since 2021)	Founder and Chief Executive Officer of Forum Capital Advisors LLC (2018 – Present); Founder and Chief Executive Officer of Forum Real Estate Group (2007 – Present).	1	N/A

Brien Biondi is a certified public accountant with a Masters of Business Administration. Mr. Biondi has served as Chief Executive Officer and Founder of The Biondi Group since 2011. From 2016 to 2025, he served as the Chief Executive Officer of Campden Wealth, North America, an independent family-owned business providing unrivaled knowledge, intelligence and connectivity for family businesses, family offices, and significant private investors worldwide. He also served as the Chief Executive Officer of The Institute for Private Investors, a membership network for families of substantial wealth that provides investment education to ultra-high-net-worth families running sophisticated family offices, from 2016 to 2025. From 2009 to 2011, Mr. Biondi was the Chief Operating Officer of League Asset Corp., a private REIT based in Canada. From 2004 to 2007, he was the Executive Trustee of the Chief Executives’ Organization, and from 1997 to 2004 he was the Chief Executive Officer of Entrepreneurs Organization. From 1993 to 1997, he was the Trustee of Finance and Administration of World Presidents’ Organization. He was the Controller of the Archdiocese of Washington from 1988 to 1993 and was a Senior Accountant at KPMG from 1985 to 1988. Mr. Biondi has served on

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the board of trustees of Primark Meketa Private Equity Investments Fund, a registered closed-end investment company operating as an interval fund, since 2020. Mr. Biondi earned a Bachelor of Science in Business Administration from The American University in 1985 and a Masters of Business Administration from The College of William and Mary in 1997. We believe Mr. Biondi’s experience in the financial services industry, including board experience, qualifies him to serve as a member of our Board.

Julie Cooling has more than 25 years of experience in the financial services industry. She is the Founder and Chief Executive Officer of RIA Channel, LLC, a company she started as an extension of RIA Database (RIADatabase.com), a financial advisor data and software company she founded in 2005. Ms. Cooling began her career in 1994 as an Associate at SEI Investments. From 1996 to 1998, she was Vice President at Montgomery Asset Management. From 1998 to 2000, Ms. Cooling held multiple positions and was on the Board of Forward Funds (part of Webster Investment Management). Prior to launching RIA Database, she was with Amic Distribution Partners from 2001 to 2002. Julie graduated from Bucknell University with a degree in Economics and a minor in Finance in 1994. We believe Ms. Cooling’s experience in the financial services industry qualifies her to serve as a member of our Board.

Jay Hummel served as the Co-Founder and Chief Executive Officer of Wealth Advisor Growth Network and AiK2 Insurance Services from 2021 to 2025. Prior to this role, Mr. Hummel was Senior Vice President and Head of the Personal Financial Solutions Business at American Century Investments from 2016 to 2019, where he was responsible for strategic and operational leadership of the business unit, overseeing a stand-alone brokerage, direct mutual fund, private client and small business solutions, and the retail branch network. He also served as the Managing Director for Strategic Projects and Thought Leadership at Envestnet Inc. from 2014 to 2016. Previously, Mr. Hummel was the former President and Chief Operating Officer of Lenox Wealth Management, a Cincinnati-based multi-family office and started his career in accounting and consulting at Deloitte & Touche from 2000 to 2006. Mr. Hummel was a former board member at Alliance Business Lending from 2011 to 2013, where he was Chair of the audit committee. He was also a board member at Compass CFO Solutions from 2020 to 2021. Hummel holds a B.B.A. and M.S. in Accounting from the University of Cincinnati. Mr. Hummel is a member of the board of directors due to his extensive business and financial experience, as well as the skills he gained during his active board service to a number of diverse organizations.

Darren Fisk, the Fund’s Chairman and Chief Executive Officer, is also the founder and Chief Executive Officer of the Adviser and Forum Real Estate Group LLC (“FREG”). Mr. Fisk is responsible for the overall strategy and direction of both firms. He has over 20 years of experience in real estate and finance, with nearly 10 years at Johnson Capital Group prior to founding FREG. Mr. Fisk is a graduate of the University of Colorado-Boulder, where he received a Bachelor of Science degree in finance in 1997. We believe Mr. Fisk’s experience in the financial services and commercial real estate industries qualifies him to serve as a member of our Board.

Officers

Name, Year of Birth	Position/Term of Office*	Principal Occupation During the Past Five Years
Edie Suhr (1970)	President (since 2025)	Chief Operating Officer and General Counsel, Forum Investment Group LLC (2022 – present); Founding Co-Partner and Attorney, Fisher & Suhr, P.C. (2012 – 2022)
Derek Mullins (1973)	Treasurer, Principal Financial Officer and Principal Accounting Officer (since 2021)	Managing Partner, PINE Advisors LLC (“PINE”) (2018 – present)
John-Paul Nigro (1984)	Assistant Treasurer (since 2026)	Director of PFO Services, PINE (since 2024); Assistant Vice President, State Street Bank and Trust (2010 – 2024)
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Name, Year of Birth	Position/Term of Office*	Principal Occupation During the Past Five Years
Michelle Marcano – Johnson (1968)	Chief Compliance Officer (since 2025)	Director of Fund CCO Services, PINE (2025 – Present); Vice President Corporate Compliance, Empower (2022 – 2024); Head of Corporate Compliance, Janus Henderson Investors (2019 – 2022)
Elizabeth Ryan (1980)	Secretary (since 2022)

General Counsel and Chief Compliance Officer, Forum Capital Advisors LLC (2022 – present); General Counsel and Chief Compliance Officer, Intrinsic Edge Capital Management (2019 – 2022); Senior Compliance Consultant, Simon Compliance (2018 – 2019).

Pat Brophy (1965)	Vice President (Since 2025)	Managing Director – Portfolio Manager, Forum Real Estate Income Fund (since 2021); Portfolio Manager, Forum Capital Advisors LLC (since 2019)
Jason Brooks (1978)	Vice President (Since 2025)	Head of Debt – Portfolio Manager, Forum Real Estate Income Fund (2025 – present); Head of Debt, Forum Capital Advisors LLC (2025 – present); Portfolio Manager, Janus Henderson (2012 – 2025)
Neil Shah (1987)	Vice President (Since 2025)	Managing Director Capital Markets – Portfolio Manager, Forum Real Estate Income Fund (2023 – present); Director of Capital Markets & Trading, Systima Capital Management (2014 – 2020)

____________

*     The term of office for each Trustee and officer listed above will continue indefinitely.

**    The term “Fund Complex” refers to all present and future funds advised by the Adviser or its affiliates.

Board Committees

In addition to serving on the Board, Trustees may also serve on the Audit Committee, which has been established by the Board to handle certain designated responsibilities. Subject to applicable laws, the Board may establish additional committees, change the membership of any committee, fill all vacancies and designate alternate members to replace any absent or disqualified member of any committee, or to dissolve any committee as it deems necessary and in the Fund’s best interest.

Audit Committee

The Board has an Audit Committee that consists exclusively of Independent Trustees. The Audit Committee operates pursuant to a charter adopted by the Board and is responsible for selecting, engaging and discharging the Fund’s independent registered public accounting firm, reviewing the plans, scope and results of the audit engagement with the Fund’s independent registered public accounting firm, approving professional services provided by the Fund’s independent registered public accounting firm (including compensation therefor), reviewing the independence of the Fund’s independent registered public accounting firm and reviewing the adequacy of the Fund’s internal control over financial reporting. Annually, the Audit Committee reviews and discusses the audited financial statements with the Fund’s management. The Audit Committee is responsible for aiding the Board in fair value pricing of debt and equity securities that are not publicly traded or for which current market values are not readily available. On a quarterly basis, the Audit Committee reviews the valuation determinations made with respect to the Fund’s investments during the preceding quarter and evaluates whether such determinations were made in a manner consistent with the Fund’s valuation process. The members of the Audit Committee are Messrs. Hummel and Biondi and Ms. Cooling, each

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of whom is an Independent Trustee, with Mr. Hummel serving as the chairman. The Board has determined that Mr. Hummel is an “audit committee financial expert” as defined under SEC rules. During the last fiscal year, the Audit Committee held four (4) committee meetings.

Nominating and Corporate Governance Procedures

As of January 1, 2026, the Fund no longer has a separate Nominating and Corporate Governance Committee. A majority of the Independent Trustees will be responsible for nominating and selecting nominees for election by the Fund’s Shareholders, selecting nominees to fill vacancies on the Board or a committee of the Board, and considering and evaluating the structure, composition and operation of the Board and its committees.

The Fund does not currently have a written policy with regard to the nomination process or shareholder recommendations. The absence of such a policy does not mean, however, that a shareholder recommendation would not be considered if one is received. The Fund’s Independent Trustees will consider qualified trustee nominees recommended by Shareholders when such recommendations are submitted in accordance with any applicable law, rule or regulation regarding trustee nominations. When submitting a nomination for consideration, a Shareholder must provide certain information that would be required under applicable SEC rules, including the following minimum information for each trustee nominee: full name, age and address; principal occupation during the past five years; current directorships or trusteeships on publicly held companies and investment companies; number of Shares of the Fund owned, if any; and a written consent of the individual to stand for election if nominated by the Board and to serve if elected by the Shareholders.

Trustee Ownership

The following table indicates the dollar range of equity securities that each Trustee beneficially owns in the Fund as of December 31, 2025, unless otherwise stated.

Name of Trustee	Dollar Range of Equity Securities in the Fund(1)	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Darren Fisk	Over $100,000	Over $100,000
Brien Biondi	$10,001 – $50,000	$10,001 – $50,000
Julie Cooling	None	None
Jay Hummel	None	None

____________

1)   Beneficial ownership is determined in accordance with the rules of the SEC. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote, or to direct the voting of, such security, or “investment power,” which includes the right to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Except as otherwise indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all Shares shown as beneficially owned by them.

As of December 31, 2025, none of the Independent Trustees (or their immediate family members) owned beneficially or of record securities of the Adviser, the Distributor, or any of their affiliates, or of any persons (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with the Adviser or the Distributor.

Compensation

The following table sets forth information regarding the compensation received by the Trustees of the Fund for the fiscal year ended December 31, 2025. No compensation is paid to the Interested Trustee or the Officers by the Fund. For their service as Trustee, each Independent Trustee receives from the Fund a retainer fee of $45,000(4) per year as well

SAI Dated April 30, 2026	S-16
FORUM INVESTMENT GROUP 240 Saint Paul Street, Suite 400 | Denver, CO 80206 | P: 303.501.8860 | F: 303.296.4212 | FORUMIG.COM

as reimbursement for out-of-pocket expenses incurred in connection with attending each Board or committee meeting. In addition, the Lead Independent Trustee receives a retainer fee of $5,000 per year, and the Audit Committee Chair receives a retainer fee of $2,500 per year.

Name	Aggregate Compensation from Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses(1)	Estimated Annual Benefits Upon Retirement	Total Compensation from Fund and Fund Complex Paid to Trustees(2)
Interested Trustee
Darren Fisk	None	None	None	None
Independent Trustees
Brien Biondi	$38,750	None	None	$38,750
Julie Cooling	$38,750	None	None	$38,750
Jay Hummel(3)	$16,923	None	None	$16,923

____________

1)   The Fund does not have a bonus, profit sharing or retirement plan.

2)   “Fund Complex” refers to all present and future registered funds advised by the Adviser or its affiliates.

3)   Mr. Hummel was appointed as an Independent Trustee effective April 29, 2025.

4)   Prior to January 1, 2026, for their service as Trustee, each Independent Trustee received from the Fund a retainer fee of $40,000.

SAI Dated April 30, 2026	S-17
FORUM INVESTMENT GROUP 240 Saint Paul Street, Suite 400 | Denver, CO 80206 | P: 303.501.8860 | F: 303.296.4212 | FORUMIG.COM

CODE OF ETHICS

Each of the Fund, the Adviser and the Sub-Adviser has adopted a code of ethics pursuant to Rule 17j-1 under the Investment Company Act and the Fund has also approved the Adviser’s and Sub-Adviser’s codes of ethics that were adopted by the Adviser and Sub-Adviser under Rule 17j-1 under the Investment Company Act and Rule 204A-1 under the Advisers Act. These codes establish procedures for personal investments and restrict certain personal securities transactions. Personnel subject to these codes may invest in securities for their personal investment accounts, including securities that may be purchased or held by the Fund, so long as such investments are made in accordance with the applicable code’s requirements. The codes of ethics are attached as exhibits to the registration statement of which this SAI is a part. The codes of ethics will be available on the EDGAR Database on the SEC’s website at http://www.sec.gov. Shareholders may also obtain copies of each code of ethics, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

SAI Dated April 30, 2026	S-18
FORUM INVESTMENT GROUP 240 Saint Paul Street, Suite 400 | Denver, CO 80206 | P: 303.501.8860 | F: 303.296.4212 | FORUMIG.COM

CONTROL PERSONS AND PRINCIPAL HOLDERS

A principal Shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding Shares of any class of a fund. A control person is one who owns, either directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a Shareholder vote. As of the date of this SAI, no Shareholder of record owned 25% or more of the outstanding Shares of the Fund, and no Shareholder could be presumed to control the Fund. As of April 1, 2026, the trustees and officers collectively owned 2.43% of the Fund and no individual trustee or officer owned 5% or more of the outstanding Shares of the Fund.

As of April 1, 2026, the following Shareholders were shown in the Fund’s records as owning 5% or more of any Class of the Fund’s Shares, and no person is reflected on the books and records of the Fund as owning beneficially 5% or more of the outstanding Shares of any Class of the Fund. Except as listed below, the Fund does not know of any other person who owns of record or beneficially 5% or more of any Class of the Fund’s Shares.

Class	Name/Address	% of Class
Class I	Charles Schwab & Co. Inc., 211 Main Street, San Francisco, CA 94105	60.55%
Founders	Charles Schwab & Co. Inc., 211 Main Street, San Francisco, CA 94105	46.30%
Class K	National Financial Services LLC, 499 Washington Blvd, Jersey City, NJ 07310	99.74%
SAI Dated April 30, 2026	S-19
FORUM INVESTMENT GROUP 240 Saint Paul Street, Suite 400 | Denver, CO 80206 | P: 303.501.8860 | F: 303.296.4212 | FORUMIG.COM

INVESTMENT ADVISORY AND OTHER SERVICES

The Adviser

The Adviser is located at 240 Saint Paul Street, Suite 400, Denver, CO 80206. The Adviser is registered with the SEC as an investment adviser under the Advisers Act. The Adviser is organized as a Delaware limited liability company. The Adviser has sole discretion to make all investments for the Fund. The Sub-Adviser will assist the Adviser in identifying and evaluating potential investments for the Fund and participate in ongoing diligence and monitoring of the Fund’s investments. See “Risk Factors — Risks Related to Conflicts of Interest” in the prospectus.

Under the general supervision of the Board, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, and will determine which securities should be purchased, sold or exchanged. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all of their personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Investment Management Agreement the management fee computed at the annual rate of 1.50% of the Fund’s average daily net assets (the “Management Fee”). The Fund’s fees and expenses, including the Management Fee, are accrued daily and deducted before payment of dividends to Shareholders. For the fiscal periods ending December 31, 2025, 2024 and 2023, the Fund paid the following Management Fees to the Adviser:

Fiscal Year	Advisory Fees Earned(1)	Advisory Fees Waived	Total Advisory Fees Paid (After Waiver)
2025	$4,388,041	$947,081	$3,440,960
2024	$2,127,732	$1,169,161	$958,571
2023	$1,016,398	$1,016,398	$—

____________

1)   Prior to May 1, 2026, Forum Capital Advisors LLC was the investment adviser to the Fund. The Adviser is a wholly-owned subsidiary of Forum Capital Advisors LLC.

The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.

The Adviser and the Fund have entered into the Expense Limitation Agreement pursuant to which the Adviser has contractually agreed to waive its management fee and/or pay or reimburse the ordinary annual operating expenses of the Fund to the extent necessary to limit the Fund’s operating expenses to 2.80% of the Class K Shares average daily net assets, 1.90% of the Class I Shares average daily net assets, 2.55% of the Class M Shares average daily net assets, and 1.80% of the Founders Shares average daily net assets. For these purposes, ordinary annual operating expenses include organization and offering costs, but exclude brokerage commissions and other similar transactional expenses, interest (including interest incurred on borrowed funds and interest incurred in connection with bank and custody overdrafts), other borrowing costs and fees (including commitment fees), taxes, litigation and indemnification expenses, judgments, and extraordinary expenses. The Adviser is entitled to seek reimbursement from the Fund of fees waived or expenses paid or reimbursed to the Fund for a period ending three (3) years after the date of the waiver, payment or reimbursement, subject to the limitation that a reimbursement will not cause a Class’s operating expenses (after giving effect to the reimbursement) to exceed the lesser of (a) the expense limitation amount in effect at the time such fees were waived or expenses paid or reimbursed, or (b) the expense limitation amount in effect at the time of the reimbursement. The Expense Limitation Agreement (the “Expense Limitation Agreement”) will continue in effect

SAI Dated April 30, 2026	S-20
FORUM INVESTMENT GROUP 240 Saint Paul Street, Suite 400 | Denver, CO 80206 | P: 303.501.8860 | F: 303.296.4212 | FORUMIG.COM

through October 31, 2027 and will renew automatically for successive periods of one year thereafter, unless written notice of termination is provided by the Adviser to the Fund not less than 10 days prior to the end of the then-current term. No such termination shall affect the obligation (including the amount of the obligation) of the Fund to repay amounts of fees waived or expenses paid or reimbursed with respect to periods prior to the date of such termination. The Board may terminate the Expense Limitation Agreement at any time on not less than 10 days’ prior notice to the Adviser, and the Expense Limitation Agreement may be amended at any time only with the consent of both the Adviser and the Board.

The Sub-Adviser

The Adviser has engaged the Sub-Adviser to act as the Fund’s non-discretionary sub-adviser with respect to the Fund’s investments in CMBS. The Sub-Adviser is located at 333 West Wacker Drive, Chicago, IL 60606, and is registered with the SEC as an investment adviser under the Advisers Act. See “Conflicts of Interest” in the prospectus. The Sub-Adviser is paid by the Adviser based on the portion of Fund assets allocated to the Sub-Adviser by the Adviser.

The basis for the Board’s approval of the Investment Management Agreement will be provided in the Fund’s semi-annual report for the period ending June 30, 2026. The basis for the Board’s approval of the Sub-Advisory Agreement between the Adviser and the Sub-Adviser is provided in the Fund’s semi-annual report for the period ended June 30, 2025.

Conflicts of Interest

The Adviser and the Sub-Adviser may provide investment advisory and other services, directly and through affiliates, to various entities and accounts other than the Fund (“Adviser Accounts”). The Fund has no interest in these activities. The Adviser, the Sub-Adviser, and the investment professionals, who on behalf of the Adviser or the Sub-Adviser, provide investment advisory services to the Fund, are engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and the Adviser Accounts or other accounts of the Sub-Adviser. Such persons devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate. Set out below are practices that the Adviser follows.

In addition, the Adviser may earn additional fees or reimbursement of expenses from certain borrowers in connection with the structuring of certain investments negotiated by the Adviser or its affiliates. While such are not borne directly or indirectly by the Fund nor will its returns be directly or indirectly impacted by such payments, the receipt of such fees could create a conflict of interest with the Adviser.

The Adviser makes payments to certain financial intermediary firms that place the Fund on their platforms. The firms may also furnish marketing support and other specified services to the Fund. The payments made by the Adviser to such firms may be significant. To the extent such payments are made, they are made from the Adviser’s own assets pursuant to agreements with financial intermediary firms and do not change the price paid by investors for the purchase of the Fund’s Shares or the amount the Fund will receive as proceeds from such sales.

Potential and actual conflicts of interest may also arise as a result of the Adviser’s other business activities and the Adviser’s possession of material non-public information (“MNPI”) about an issuer. Other accounts managed by a portfolio manager might have similar investment objectives or strategies as the Fund or otherwise hold, purchase, or sell securities that are eligible to be held, purchased or sold by the Fund. The other accounts might also have different investment objectives or strategies than the Fund. Investors should be aware that investments made by the Fund and the results achieved by the Fund at any given time are not expected to be the same as those made by other accounts for which the Adviser acts as investment adviser, including accounts with names, investment objectives and policies, and/or portfolio management teams, similar to the Fund.

SAI Dated April 30, 2026	S-21
FORUM INVESTMENT GROUP 240 Saint Paul Street, Suite 400 | Denver, CO 80206 | P: 303.501.8860 | F: 303.296.4212 | FORUMIG.COM

The Adviser or its affiliates may act as arrangers of financing, including with respect to the Fund’s Wholly Owned Entities, Joint Venture Entities, or Co-Investment Entities, and may receive fees in connection with providing such services. The Adviser or its affiliates may also receive fees associated with capital invested by unaffiliated co-investors relating to investments in which the Fund participates, in connection with joint ventures in which the Fund participates, or with respect to assets or other interests retained by a seller or other commercial counterparty to which the Adviser performs services. To the extent the Fund participates in a transaction involving the Adviser or its affiliates, such participation and the receipt or allocation of any related fees will be subject to the limitations of applicable law and regulations and the terms of SEC co-investment exemptive relief obtained by the Fund, the Adviser and certain of their affiliates. When such fees are received in connection with transactions in which the Fund does not participate, such fees are not required to be shared with the Fund or its shareholders, and the Management Fee paid generally will not be reduced by such amounts. These transactions and fees create a potential conflict of interest, and the Adviser has adopted policies and procedures intended to mitigate or otherwise manage such conflicts of interest with respect to the provision of such services.

The Adviser may, in its sole discretion, determine to provide, or engage or recommend an affiliate of the Adviser, including FREG, to provide property management or other services with respect to properties in which the Fund invests, instead of engaging or recommending one or more third parties to provide such services. Subject to applicable law and approval of the Independent Trustees, the Adviser or its affiliates, as applicable, will receive compensation in connection with the provision of such services. As a result, the Adviser faces a conflict of interest when selecting or recommending property management service providers for the Fund. Fees paid to FREG or another affiliated service provider will be determined in the Adviser’s commercially reasonable discretion, taking into account the relevant facts and circumstances, and consistent with its responsibilities. Although the Adviser has adopted various policies and procedures intended to mitigate or otherwise manage conflicts of interest with respect to affiliated service providers, there can be no guarantee that such policies and procedures (which may be modified at any time in the Adviser’s sole discretion) will be successful. In general, compensation received by FREG or other affiliates of the Adviser for providing these services will not be directly borne by the Fund and its returns will not be directly impacted by such payments.

Participation in Investment Opportunities

Directors, principals, officers, employees, agents, and affiliates of the Adviser may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by Trustees, principals, officers, employees, agents, and affiliates of the Adviser, or by the Adviser for the Adviser Accounts or, with respect to the Sub-Adviser, other accounts of the Sub-Adviser, if any, that are the same as, different from or made at a different time than, positions taken for the Fund.

SAI Dated April 30, 2026	S-22
FORUM INVESTMENT GROUP 240 Saint Paul Street, Suite 400 | Denver, CO 80206 | P: 303.501.8860 | F: 303.296.4212 | FORUMIG.COM

ADMINISTRATOR; COMPLIANCE SERVICES

UMB Fund Services Inc., 235 W Galena Street, Milwaukee, WI 53212-3948, provides certain administrative, accounting and transfer agency services to the Fund pursuant to an Administrative Services Agreement and a Transfer Agency Agreement between the Fund and the Administrator. For its services, the Fund pays the Administrator a fee and separate fixed fees to make certain filings. The Fund also reimburses the Administrator for certain out-of-pocket expenses incurred on the Fund’s behalf. The fees are accrued and paid monthly by the Fund and are based on the average net assets for the prior month and subject to monthly minimums. For the fiscal year ended December 31, 2025, the Fund paid UMB Fund Services Inc., the Fund’s Administrator and transfer agent, $264,177 in administration and accounting fees and $113,094 in transfer agency fees.

PINE, 501 S. Cherry Street, Suite 1090, Denver, CO 80246, provides certain finance and compliance services, including providing the Fund’s Principal Financial Officer and Chief Compliance Officer, to the Fund pursuant to a Principal Financial Officer and Chief Compliance Officer Services Agreement. The Fund pays PINE a fee for supplying the Fund’s Principal Financial Officer, Chief Compliance Officer and related finance and compliance services. The Fund also reimburses PINE for certain out-of-pocket expenses incurred on the Fund’s behalf. The fees are accrued and paid monthly by the Fund. For the fiscal year ended December 31, 2025, the Fund paid PINE $141,389 in fees.

SAI Dated April 30, 2026	S-23
FORUM INVESTMENT GROUP 240 Saint Paul Street, Suite 400 | Denver, CO 80206 | P: 303.501.8860 | F: 303.296.4212 | FORUMIG.COM

PORTFOLIO MANAGERS

Pat Brophy, Neil Shah, and Jason Brooks are the Fund’s portfolio managers and are primarily responsibility for management of the Fund’s investment portfolio. Mr. Brophy has served the Fund in this capacity since it commenced operations, Mr. Shah has served the Fund in this capacity since April 2023, and Mr. Brooks has served the Fund in this capacity since June 2025. Because a portfolio manager may manage assets for other pooled investment vehicles and/or other accounts (including institutional clients, pension plans and certain high net worth individuals) (collectively, “Client Accounts”), or may be affiliated with such Client Accounts, there may be an incentive to favor one Client Account over another, resulting in conflicts of interest. For example, affiliates of the Adviser may, directly or indirectly, receive fees from Client Accounts that are higher than the fee it receives from the Fund, or they may, directly or indirectly, receive a performance-based fee on a Client Account. In those instances, a portfolio manager may have an incentive to not favor the Fund over the Client Accounts. The Adviser has adopted trade allocation and other policies and procedures that it believes are reasonably designed to address these and other conflicts of interest.

The following table shows the Portfolio Managers’ ownership of securities, including those beneficially owned, in the Fund as of December 31, 2025, unless otherwise noted:

Name of Portfolio Manager	Dollar Range of Equity Securities Beneficially Owned by Portfolio Manager
Pat Brophy	$100,001 – $500,000
Neil Shah	$100,001 – $500,000
Jason Brooks	$100,001 – $500,000

Each Portfolio Manager receives fixed annual base compensation. He also receives an annual discretionary bonus that varies based upon the achievement of specific goals, which are typically with respect to total firm growth, production of investment ideas/research, as well as delivery of quality client service.

For a biography of Mr. Brophy, Mr. Shah, or Mr. Brooks, see “Management of the Fund — Portfolio Managers” in the prospectus.

SAI Dated April 30, 2026	S-24
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As of December 31, 2025, each Portfolio Manager was responsible for the management of the following types of accounts in addition to the Fund:

Other Accounts By Type	Total Number of Accounts by Account Type	Total Assets By Account Type	Number of Accounts by Type Subject to a Performance Fee	Total Assets By Account Type Subject to a Performance Fee
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	0	$0	0	$0
Other Accounts	0	$0	0	$0

Distributor

Foreside Fund Services, LLC, a wholly owned subsidiary of Foreside Financial Group, LLC (dba ACA Group), located at 190 Middle Street, Suite 301, Portland, Maine 04101, is serving as the distributor of the Fund’s Shares on a best efforts basis, subject to various conditions.

SAI Dated April 30, 2026	S-25
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ALLOCATION OF BROKERAGE

Specific decisions to purchase or sell securities for the Fund are made by a portfolio manager. The Adviser and the Sub-Adviser are each authorized by the Board to allocate orders placed on behalf of the Fund to brokers or dealers who may, but need not, provide research or statistical material or other services to the Fund or the Adviser or the Sub-Adviser for the Fund’s use. Such allocation is to be in such amounts and proportions as the Adviser may determine.

In selecting a broker or dealer to execute each particular transaction, the Adviser or the Sub-Adviser will take the following into consideration: execution capability, trading expertise, accuracy of execution, commission rates, reputation and integrity, fairness in resolving disputes, financial responsibility and responsiveness.

Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if the Adviser or the Sub-Adviser determines in good faith that such commission is reasonable in relation to the value of brokerage and research services provided to the Fund. In allocating portfolio brokerage, the Adviser and the Sub-Adviser may select brokers or dealers who also provide brokerage, research and other services to other accounts over which the Adviser, exercises investment discretion. Some of the services received as the result of Fund transactions may primarily benefit accounts other than the Fund, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund.

The Fund paid $0 in brokerage commissions in the fiscal period ended December 31, 2025.

Affiliated Party Brokerage

The Adviser, the Sub-Adviser, and each of their respective affiliates will not purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may in accordance with rules under the Investment Company Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, directors, advisers, members, managing general partners or common control. These transactions would be effected in circumstances in which the Adviser determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument each on the same day.

The Adviser places its trades under a policy adopted by the Board pursuant to Section 17(e) and Rule 17(e)(1) under the Investment Company Act, which places limitations on the securities transactions effected through any affiliated broker-dealer. The policy of the Fund with respect to brokerages is reviewed by the Board from time to time. Because of the possibility of further regulatory developments affecting the securities exchanges and brokerage practices generally, the foregoing practices may be modified.

SAI Dated April 30, 2026	S-26
FORUM INVESTMENT GROUP 240 Saint Paul Street, Suite 400 | Denver, CO 80206 | P: 303.501.8860 | F: 303.296.4212 | FORUMIG.COM

PROXY VOTING POLICIES

The Fund’s Board has delegated proxy voting discretion to the Adviser and/or the Sub-Adviser because proxy voting is a matter relating to the investment decision making process.

Given the nature of the Fund’s investments, it is unlikely that there will be proxies in the ordinary course. The Adviser delegates the responsibility for voting proxies for the Fund to the Sub-Adviser through the Sub-Advisory Agreement for securities under its supervision. The Sub-Adviser uses its own proxy voting policies and procedures to vote proxies. The Sub-Adviser’s proxy voting policy is attached as Appendix B hereto.

Given the nature of its business, it is unlikely the Adviser will vote proxies. Should the Adviser become responsible for voting proxies for any reason, including the inability of the Sub-Adviser to provide sub-advisory services, the Adviser shall utilize its proxy voting policy as follows: (i) stay apprised of developments that affect the securities in which the Fund invests; (ii) carefully review matters submitted to the Fund for a vote as a holder of fund interests or operating company securities; and (iii) vote on those matters on a case-by-case basis in a manner that the Adviser believes is in the best interests of the Fund.

The Adviser and the Sub-Adviser shall maintain records of all proxy votes in accordance with applicable securities laws and regulations, and shall be responsible for gathering relevant documents and records related to proxy voting and providing them to the Fund as required for the Fund to comply with applicable rules under the Investment Company Act.

The Fund’s proxy voting policy is attached as Appendix A hereto and the Sub-Adviser’s proxy voting policy is attached as Appendix B hereto. Information regarding how the Fund voted proxies (if any) relating to portfolio securities during the most recent 12-month period ended June 30 is available without charge, upon request, (1) by calling 888-267-1456, (2) on the Fund’s website at www.freif.com and (3) on the SEC’s website at http://www.sec.gov on Form N-PX.

SAI Dated April 30, 2026	S-27
FORUM INVESTMENT GROUP 240 Saint Paul Street, Suite 400 | Denver, CO 80206 | P: 303.501.8860 | F: 303.296.4212 | FORUMIG.COM

DISCLOSURE OF PORTFOLIO HOLDINGS POLICY

The Fund has adopted a portfolio holdings disclosure policy which governs the dissemination of the Fund’s portfolio holdings and to ensure that the disclosure of information is in the best interests of the Fund’s Shareholders. In accordance with this policy, the Fund may provide portfolio holdings information to third parties no earlier than the time a report is filed with the SEC that is required to contain such information or one day after the information is posted on the Fund’s publicly accessible website.

Daily access to the Fund’s portfolio holdings with no lag time is permitted to personnel of the Adviser, the Sub-Adviser, the Distributor, the Administrator, the Custodian, the accountant and other agents or service providers of the Fund who have need of such information in connection with the ordinary course of their respective duties to the Fund. The Fund’s Chief Compliance Officer may authorize disclosure of portfolio holdings.

The Fund may disclose its complete portfolio holdings or a portion of its portfolio holdings online at http://www.freif.com/. Online disclosure of such holdings is publicly available at no charge.

The Fund will disclose its complete portfolio holdings as of the end of its fiscal year December 31 and its second fiscal quarter June 30 in its reports to shareholders. The Fund files its complete monthly portfolio holdings as of the end of its first and third fiscal quarters (March and September) with the SEC on Form N-PORT no later than sixty (60) days after the relevant fiscal period.

The Adviser or the Sub-Adviser may also provide certain portfolio holdings information to broker-dealers from time to time in connection with the purchase or sale of securities or requests for price quotations or bids on one or more securities. In providing this information, reasonable precautions are taken in an effort to avoid potential misuse of the disclosed information, including limitations on the scope of the portfolio holdings information disclosed, when appropriate.

Non-public portfolio holdings information may be provided to other persons if approved by the Fund’s Board upon a determination that there is a legitimate business purpose for doing so, the disclosure is consistent with the interests of the Fund, and the recipient is obligated to maintain the confidentiality of the information and not misuse it.

The Fund’s Chief Compliance Officer and the Adviser’s Chief Compliance Officer periodically monitor overall compliance with the policy to ascertain whether portfolio holdings information is disclosed in a manner that is consistent with the Fund’s policy. Reports are made to the Fund’s Board on an annual basis.

There is no assurance that the Fund’s policies on portfolio holdings information will protect the Fund from the potential misuse of portfolio holdings information by individuals or firms in possession of such information.

SAI Dated April 30, 2026	S-28
FORUM INVESTMENT GROUP 240 Saint Paul Street, Suite 400 | Denver, CO 80206 | P: 303.501.8860 | F: 303.296.4212 | FORUMIG.COM

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax considerations relating to the Fund’s qualification and taxation as a REIT and the acquisition, ownership and disposition of the Fund’s Shares that a potential Shareholder in the Fund may consider relevant. Because this section is a general summary, it does not address all of the potential tax issues that may be relevant to a potential investor in light of its particular circumstances. This summary is based on the Code; current, temporary and proposed Treasury Regulations promulgated thereunder; current administrative interpretations and practices of the IRS; and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or to different interpretations.

The Fund has not requested, and does not plan to request, any rulings from the IRS concerning the tax treatment with respect to matters contained in this discussion, and the statements in this prospectus are not binding on the IRS or any court. Thus, the Fund can provide no assurance that the tax considerations contained in this summary will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. This summary is based upon the assumption that the Fund and its subsidiaries and affiliated entities will operate in accordance with their applicable organizational documents.

This summary of certain U.S. federal income tax consequences applies to only investors that acquire and hold the Fund’s Shares as a capital asset within the meaning of Section 1221 of the Code, which generally means property held for investment. This summary does not consider all of the rules that may affect the U.S. tax treatment of a prospective investor in the Fund’s Shares in light of the investor’s particular circumstances. For example, except to the extent discussed under the headings “— Taxation of Shareholders — Taxation of Tax-Exempt Shareholders” and “— Taxation of Shareholders — Taxation of Non-U.S. Shareholders,” this summary does not address special situations that may apply to an investor that is:

•     a broker-dealer or a dealer in securities or currencies;

•     an S corporation;

•     a partnership or other pass-through entity;

•     a bank, thrift or other financial institution;

•     a regulated investment company or a REIT;

•     an insurance company;

•     a tax-exempt organization;

•     subject to the alternative minimum tax provisions of the Code;

•     holding the Fund’s Shares as part of a “hedge,” “straddle,” “conversion transaction,” “constructive ownership transaction,” “synthetic security” or other integrated investment;

•     holding the Fund’s Shares through a partnership or other pass-through entity;

•     a non-U.S. corporation, non-U.S. trust, non-U.S. estate, or an individual who is not a resident or citizen of the United States;

•     a service provider who received the Fund’s Shares through the exercise of employee stock options or otherwise as compensation;

•     a U.S. person whose “functional currency” is not the U.S. dollar; or

•     a U.S. expatriate.

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FORUM INVESTMENT GROUP 240 Saint Paul Street, Suite 400 | Denver, CO 80206 | P: 303.501.8860 | F: 303.296.4212 | FORUMIG.COM

If a partnership, including any entity that is treated as a partnership for U.S. federal income tax purposes, holds Shares of the Fund, the U.S. federal income tax treatment of the partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A partner in a partnership that will hold Shares of the Fund should consult its tax advisor regarding the U.S. federal income tax consequences of acquiring, holding and disposing of Shares of common stock by the partnership.

The rules dealing with U.S. federal income taxation are constantly under review. No assurance can be given as to whether, when or in what form the U.S. federal income tax laws applicable to the Fund and its Shareholders may be changed, possibly with retroactive effect. Changes to the U.S. federal tax laws and interpretations of U.S. federal tax laws could adversely affect an investment in Shares of the Fund.

This summary generally does not discuss state, local or non-U.S. tax considerations.

THIS SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, INCOME AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF THE FUND’S SHARES.

Taxation of the Fund

The Fund has elected to be taxed as a REIT commencing with its taxable year ended December 31, 2021. Qualification and taxation as a REIT depends upon the Fund’s ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under “— Requirements for Qualification — General.” The Fund believes that it has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and intends to operate in such a manner so as to continue to qualify for taxation as a REIT.

Taxation of REITs in General

Provided that the Fund qualifies as a REIT, it generally will not be subject to U.S. federal income tax on its REIT taxable income that is distributed to its Shareholders. This treatment substantially eliminates the “double taxation” at the corporate and shareholder levels that have historically resulted from investment in a corporation. Rather, income generated by a REIT generally is taxed only at the shareholder level upon a distribution of dividends by the REIT.

Net operating losses, foreign tax credits and other tax attributes of a REIT do not pass through to the Shareholders of the REIT, subject to special rules for certain items such as capital gains recognized by REITs.

Even if the Fund qualifies to be taxed as a REIT, it will be subject to U.S. federal income tax in the following circumstances:

•     The Fund will pay U.S. federal income tax at regular corporate rates on any taxable income, including undistributed net capital gains, that it does not distribute to Shareholders during, or within a specified time period after, the calendar year in which the income is earned;

•     If the Fund has net income from “prohibited transactions,” which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “— Prohibited Transactions” and “— Foreclosure Property” below;

•     If the Fund elects to treat property that it acquires in connection with a foreclosure of a mortgage loan or from certain leasehold terminations as “foreclosure property,” it may thereby avoid (a) the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction) and (b) the inclusion of any income from such property not qualifying for purposes of the REIT gross income tests discussed below, but the income or gain from the sale or operation of the property may be subject to U.S. corporate income tax at the highest applicable rate;

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FORUM INVESTMENT GROUP 240 Saint Paul Street, Suite 400 | Denver, CO 80206 | P: 303.501.8860 | F: 303.296.4212 | FORUMIG.COM

•     If the Fund fails to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain its qualification as a REIT because other requirements are met, it will be subject to a 100% tax on an amount based upon the magnitude of the failure, as adjusted to reflect the profit margin associated with the Fund’s gross income;

•     In the event the Fund fails any of the asset tests (other than certain de minimis failures), as described below under “— Asset Tests,” but maintains its qualification as a REIT because the failure was due to reasonable cause and not to willful neglect, the Fund disposes of the assets or otherwise complies with such asset tests within six months after the last day of the quarter in which the Fund identifies such failure, and the Fund files a schedule with the IRS describing the assets that caused such failure, the Fund may be subject to an excise tax equal to the greater of $50,000 or 21% of the net income from the non-qualifying assets during the period in which the Fund failed to satisfy such asset tests;

•     In the event of a failure to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and that violation is due to reasonable cause and not willful neglect, the Fund will be required to pay a penalty of $50,000 for each such failure;

•     If the Fund fails to distribute (or be deemed to distribute) during each calendar year at least the sum of: (i) 85% of the Fund’s REIT ordinary income for such year; (ii) 95% of the Fund’s REIT capital gain net income for such year; and (iii) any undistributed taxable income from prior periods, the Fund will be subject to a 4% excise tax on the excess of the required distribution over the sum of (a) the amounts actually distributed, plus (b) retained amounts on which income tax is paid at the corporate level;

•     The Fund may be required to pay monetary penalties to the IRS in certain circumstances, including if the Fund fails to meet recordkeeping requirements intended to monitor the Fund’s compliance with rules relating to the composition of its Shareholders, as described below in “— Requirements for Qualification — General”;

•     A 100% tax may be imposed on amounts received by the Fund from a taxable REIT subsidiary (a “TRS”) if and to the extent that the IRS successfully adjusts the reported amounts of these items to conform to an arm’s-length pricing standard;

•     If the Fund acquires appreciated assets from a corporation that is not a REIT in a transaction in which the adjusted tax basis of the assets in its hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, the Fund will be subject to tax at the highest corporate income tax rate then applicable if the Fund subsequently recognizes the built-in gain on a disposition of any such assets during the five-year period following the acquisition from the subchapter C corporation, unless the subchapter C corporation elects to treat the transfer of the assets to the REIT as a deemed sale;

•     The Fund will generally be subject to tax on the portion of any “excess inclusion income” derived from an investment in residual interests in certain mortgage loan securitization structures (i.e., a taxable mortgage pool (a “TMP”), or a residual interest in a “real estate mortgage investment conduit”, or a “REMIC”) to the extent that our Shares are held by specified types of tax-exempt organizations known as “disqualified organizations” that are not subject to tax on “unrelated business taxable income,” or “UBTI”; and

•     The earnings of any lower-tier entities of the Fund that are subchapter C corporations, if any, including domestic TRSs, are subject to U.S. federal corporate income tax.

In addition, the Fund and its subsidiaries may be subject to a variety of other taxes, including payroll taxes and state and local income, property and other taxes on assets and operations. The Fund could also be subject to tax in situations and on transactions not presently contemplated.

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Requirements for Qualification — General

The Code defines a REIT as a corporation, trust or association:

(1)    that is managed by one or more trustees or directors;

(2)    the beneficial ownership of which is evidenced by transferable Shares or by transferable certificates of beneficial interest;

(3)    which would be taxable as a domestic corporation but for the special Code provisions applicable to REITs;

(4)    that is neither a financial institution nor an insurance company under the Code;

(5)    the beneficial ownership of which is held by 100 or more persons;

(6)    in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned (subject to certain attribution rules), directly or indirectly, by five or fewer “individuals” (as defined in the Code to include specified entities);

(7)    that properly elects to be taxed as a REIT, such election having not been terminated or revoked; and

(8)    which meets other tests described below regarding the nature of its income and assets, its distributions, and certain other matters.

Conditions (1) through (4) must be met during the entire taxable year, and condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. For purposes of condition (6), an “individual” generally includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but does not include a qualified pension plan or profit sharing trust. The Fund is not required to satisfy conditions (5) and (6) for the first taxable year in which it elects to be taxed as a REIT. The Declaration of Trust contains certain transfer and ownership limitations intended to assist the Fund in continuing to satisfy the share ownership requirements that apply to REITs. However, the rules that apply to determine ownership of a REIT are complex. If the Fund were to fail to satisfy a share ownership requirement, it would fail to qualify as a REIT if the Fund were unable to avail itself of any available relief provisions, including the relief provision described in the next paragraph.

To monitor compliance with the share ownership requirements, the Fund generally is required to maintain records regarding the actual ownership of its Shares. To do so, the Fund must demand written statements each year from the record Shareholders of significant percentages of its Shares in which the record Shareholders are to disclose the actual owners of the Shares (i.e., the persons required to include in gross income the dividends paid by the Fund). A list of those persons failing or refusing to comply with this demand must be maintained as part of the Fund’s records. Failure to comply with these recordkeeping requirements could subject the Fund to monetary penalties. If the Fund satisfies these requirements and has no reason to know that condition (6) is not satisfied, the Fund will be deemed to have satisfied such condition. A Shareholder that fails or refuses to comply with the demand is required by Treasury Regulations to submit a statement with its tax return disclosing the actual ownership of the Shares and other information.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. The Fund satisfies this requirement.

The Code provides relief from violations of the REIT requirements in cases where a violation is due to reasonable cause and not willful neglect, and other requirements are met, including the payment of a penalty tax that is based upon the magnitude of the violation. If the Fund were to fail to satisfy any of the various REIT requirements, there can be no assurance that these relief provisions would be available to enable the Fund to maintain its qualification as a REIT. Even if such relief provisions were available, the amount of any resultant penalty tax could be substantial.

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Finally, at the end of any year, a REIT cannot have accumulated earnings and profits from a non-REIT corporation’s taxable year. The Fund does not have any prior corporate earnings and profits and has not succeeded to any non-REIT earnings and profits (e.g., as a result of any merger or acquisition) of an entity taxable as a C corporation.

Effect of Subsidiary Entities

Partnerships. In the case of a REIT that is a partner in a partnership, the REIT is deemed to own its proportionate share of the partnership’s assets and to earn its proportionate share of the partnership’s income for purposes of the asset and gross income tests applicable to REITs. In addition, the assets and gross income of the partnership are deemed to retain the same character in the hands of the REIT. The Fund’s proportionate share is generally determined, for these purposes, based upon the Fund’s percentage interest in the partnership’s equity capital; however, for purposes of the 10% value-based asset test described below, the percentage interest also takes into account certain debt securities issued by the partnership and held by the Fund. Consequently, to the extent that the Fund directly or indirectly holds any equity interest in a partnership, the partnership’s assets and operations may affect the Fund’s ability to qualify as a REIT, even if the Fund has no control, or only limited influence, over the partnership. Even if the partnership covenants to the Fund to operate in a REIT-compliant manner and to provide such information to the Fund as the Fund needed to determine and prove its REIT compliance, it is possible that the activities and investments of the partnerships in which the Fund might invest would prevent the Fund from satisfying the REIT qualification requirements.

Disregarded Subsidiaries. If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is disregarded for U.S. federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs. A qualified REIT subsidiary is any corporation, other than a TRS (as described below), that is wholly owned by a REIT, or by other disregarded subsidiaries owned by the REIT, or by a combination of the two. Other entities that are wholly owned by the Fund, including single member limited liability companies, are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT income and asset tests.

In the event that one of the Fund’s disregarded subsidiaries ceases to be wholly owned (for example, if any equity interest in the subsidiary is acquired by a person other than the Fund or another of its disregarded subsidiaries), the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect the Fund’s ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See “— Asset Tests” and “— Gross Income Tests.”

Taxable Corporate Subsidiaries. A REIT may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat the subsidiary corporation as a TRS. A corporation in which a TRS directly or indirectly owns more than 35% of its stock, by voting power or value, will automatically be treated as a “taxable REIT subsidiary” or a “TRS.” A REIT is permitted to own up to 100% of the stock of one or more TRSs. A domestic TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. A corporation that operates or manages, directly or indirectly, a lodging facility or a health care facility or directly or indirectly provides to another person rights to any brand name under which any lodging facility or health care facility is operated cannot be a TRS. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for U.S. federal income tax purposes. A TRS is subject to corporate income tax on its earnings, which may reduce the cash flow generated by the Fund and its subsidiaries in the aggregate and may reduce the Fund’s ability to make distributions to its Shareholders.

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A REIT is not treated as holding the assets of a taxable subsidiary corporation or as receiving any income that the taxable subsidiary earns. Rather, the stock issued by the taxable subsidiary is an asset in the hands of the REIT, and the REIT recognizes as income the dividends, if any, that it receives from the taxable subsidiary. The value of the TRS securities held by the REIT will be used to compute the REIT’s compliance with the asset tests, as discussed in more detail below. The use of such entities may allow the REIT to indirectly undertake certain activities that the REIT rules might otherwise preclude it from doing directly (or through disregarded subsidiaries, along with partnerships in which the Fund holds an equity interest (sometimes referred to as “pass-through subsidiaries”)), such as performing tenant services or activities that give rise to certain categories of income such as management fees.

Investments in Other REITs. A REIT is not treated as holding the assets of another REIT in which it holds stock or as receiving any income that the other REIT earns. Rather, the stock of the other REIT is an asset in the hands of the parent REIT, and the parent REIT recognizes as income the dividends, if any, that it receives from the subsidiary REIT. Stock of another REIT is a real estate asset for purposes of the REIT asset tests, and dividends from another REIT and gains from the sale of stock of another REIT are qualifying income for purposes of the REIT gross income tests. See “— Asset Tests” and “— Gross Income Tests.”

Taxable Mortgage Pools. An entity, or a portion of an entity, may be classified as a TMP under the Code if: (i) substantially all of its assets consist of debt obligations or interests in debt obligations; (ii) more than 50% of those debt obligations are real estate mortgages or interests in real estate mortgages as of specified testing dates; (iii) the entity has issued debt obligations that have two or more maturities; and (iv) the payments required to be made by the entity on its debt obligations “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets.

Under applicable Treasury Regulations, if less than 80% of the assets of an entity (or a portion of an entity) consist of debt obligations, these debt obligations are considered not to comprise “substantially all” of its assets, and therefore the entity would not be treated as a TMP.

The Fund may enter into financing and securitization arrangements that give rise to TMPs. A TMP generally is treated as a corporation for U.S. federal income tax purposes. However, special rules apply to a REIT, a portion of a REIT, or a “qualified REIT subsidiary” that is a TMP. If a REIT owns directly, or indirectly through one or more qualified REIT subsidiaries or other entities that are disregarded entities for U.S. federal income tax purposes, 100% of the equity interests in the TMP, the TMP will be a qualified REIT subsidiary and, therefore, disregarded as an entity separate from the REIT for U.S. federal income tax purposes and would not generally affect the tax qualification of the REIT. However, there may be tax consequences of the TMP classification to certain Shareholders. See “— Excess Inclusion Income.”

Excess Inclusion Income

A portion of income from a TMP arrangement, which might be non-cash accrued income, could be treated as “excess inclusion income.” A REIT’s excess inclusion income, including any excess inclusion income from a residual interest in a REMIC, must be allocated among its shareholders in proportion to dividends paid. In the event the Fund generates excess inclusion income, it will be required to notify its shareholders of the amount of such income allocated to them. A Shareholder’s share of excess inclusion income:

•     cannot be offset by any net operating losses otherwise available to the shareholder;

•     in the case of a Shareholder that is a REIT, a regulated investment company, or RIC, or a common trust fund or other pass through entity, is considered excess inclusion income of such entity;

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•     is subject to tax as UBTI in the hands of most types of shareholders that are otherwise generally exempt from U.S. federal income tax;

•     results in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction for any otherwise applicable income tax treaty or other exemption, to the extent allocable to most types of non-U.S. Shareholders; and

•     is taxable (at the regular U.S. federal corporate tax rate) to the REIT, rather than its shareholders, to the extent allocable to the REIT’s shares held in record name by disqualified organizations (generally, tax-exempt entities not subject to unrelated business income tax, including governmental organizations).

The manner in which excess inclusion income is calculated, or would be allocated to our Shareholders, including allocations among shares of different classes of stock, is not clear under current law. As required by IRS guidance, the Fund intends to make such determinations using a reasonable method.

Tax-exempt investors, RIC or REIT investors, non-U.S. investors and taxpayers with net operating losses should carefully consider the tax consequences described above, and are urged to consult their tax advisors with respect to the U.S. federal income tax consequences of an investment in our capital stock.

If a subsidiary partnership of ours that we do not wholly own, directly or through one or more disregarded entities, were a TMP, the foregoing rules would not apply. Rather, the partnership that is a TMP would be treated as a corporation for U.S. federal income tax purposes, and potentially would be subject to U.S. federal corporate income tax or withholding tax. In addition, this characterization would alter our income and asset test calculations, and could adversely affect our compliance with those requirements. The Fund intends to monitor the structure of any TMPs in which we will have an interest to ensure that they will not adversely affect our qualification as a REIT.

Gross Income Tests

A REIT must satisfy two gross income requirements annually. First, at least 75% of the Fund’s gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions” and certain hedging income and foreign currency gains, must be derived from investments relating to real property or mortgages on real property, including “rents from real property;” dividends received from other REITs; interest income derived from mortgage loans secured by real property; income derived from a real estate mortgage investment conduit (“REMIC”) in proportion to the real estate assets held by the REMIC (unless at least 95% of the REMIC’s assets are real estate assets, in which case all of the income derived from the REMIC is qualifying income); certain income from qualified temporary investments; and gains from the sale of real estate assets. Second, at least 95% of the Fund’s gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging income and foreign currency gains, must be derived from some combination of income that qualifies under the 75% income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

Rental Income. Rent will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

•     First, the rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

•     Second, neither the Fund nor a direct or indirect owner of 10% or more of the Fund’s Shares may own, actually or constructively, 10% or more of a tenant, other than with respect to certain leases of health care properties or lodging facilities to a TRS.

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•     Third, if the rent attributable to personal property leased in connection with a lease of real property is 15% or less of the total rent received under the lease, the rent attributable to personal property will qualify as rents from real property. However, if the 15% threshold is exceeded, the rent attributable to personal property will not qualify as rents from real property.

•     Fourth, the Fund generally must not operate or manage its real property or furnish or render services to its tenants, other than through an “independent contractor” who is adequately compensated and from whom the Fund does not derive revenue. However, the Fund may provide services directly to its tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, the Fund may directly provide a minimal amount of “non-customary” services to the tenants of a property, as long as the Fund’s income from the services (valued at not less than 150% of the Fund’s direct cost of performing such services) does not exceed 1% of the Fund’s income from the property. Furthermore, the Fund may own up to 100% of the stock of a TRS, which may provide customary and non-customary services to the Fund’s tenants without tainting the rental income.

In order for the rent to constitute “rents from real property,” the leases must be respected as true leases for U.S. federal income tax purposes and not treated as service contracts, joint ventures or some other type of arrangement.

Interest Income. Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test (as described above) to the extent that the obligation is secured by a mortgage on real property or interests in real property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that the Fund had a binding commitment to acquire the mortgage loan. If the Fund receives interest income with respect to a mortgage loan that is secured by both real property and other property, and the value of the personal property securing the loan exceeds 15% of the value of all of the property securing the loan, such interest income will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property or is undersecured, interest on the loan may nonetheless qualify for purposes of the 95% gross income test.

To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan, or a shared appreciation provision, income attributable to the participation feature will be treated as gain from sale of the underlying property, which generally will be qualifying income for purposes of both the 75% and 95% gross income provided that the property is not inventory or dealer property in the hands of the borrower or the REIT.

To the extent that a REIT derives interest income from a mortgage loan where all or a portion of the interest payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales, and not the net income or profits, of the borrower. This limitation does not apply, however, where the borrower leases substantially all of its interest in the property to tenants or subtenants, to the extent that the rental income derived by the borrower would qualify as rents from real property had it been earned directly by a REIT. To the extent that the Fund invests in participating loans or loans with equity kickers, any contingent profits-based interest will not be qualifying income for purposes of either gross income test.

The Fund may hold mezzanine loans secured by equity interests in a pass-through entity that directly or indirectly owns real property, rather than a direct mortgage on the real property. The IRS has issued Revenue Procedure 2003-65, which provides a safe harbor pursuant to which a mezzanine loan will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from it will be treated as qualifying mortgage interest for purposes of the 75% gross income test (described above). Although Revenue Procedure 2003-65 provides a safe harbor on

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which taxpayers may rely, it does not prescribe rules of substantive tax law. The mezzanine loans that the Fund acquires may not meet all of the requirements of the safe harbor. Accordingly, there can be no assurance that the IRS will not challenge the qualification of such assets as real estate assets or the interest generated by these loans as qualifying income under the 75% gross income test (described above). If the Fund makes corporate mezzanine loans or acquires other CRE corporate debt, such loans will not qualify as real estate assets and interest income with respect to such loans will not be qualifying income for the 75% gross income test. To the extent that such non-qualification causes us to fail the 75% gross income test, the Fund could be required to pay a penalty tax or fail to qualify as a REIT.

The Fund may invest in construction loans, the interest from which will be qualifying income for purposes of the 75% and 95% gross income tests, provided that certain requirements are met and, in the case of the 75% gross income test, the loan is treated as adequately secured by real property. In some cases, we may be required to apportion our interest on the loan between interest on an obligation that is secured by real property (or by an interest in real property) and interest on an obligation that is not so secured. There can be no assurance that the IRS would not successfully challenge our estimate of the value of the real property and our treatment of the construction loans for purposes of the REIT income and assets tests, which may cause us to fail to qualify as a REIT.

The Fund may hold certain participation interests, or “B-Notes,” in mortgage loans and mezzanine loans originated by other lenders. A B-Note is an interest created in an underlying loan by virtue of a participation or similar agreement, to which the originator of the loan is a party, along with one or more participants. The borrower on the underlying loan is typically not a party to the participation agreement. The performance of a participant’s investment depends upon the performance of the underlying loan, and if the underlying borrower defaults, the participant typically has no recourse against the originator of the loan. The originator often retains a senior position in the underlying loan, and grants junior participations, which will be a first loss position in the event of a default by the borrower. The Fund may acquire participations in CRE debt and generally expects to treat such participation interest as a qualifying real estate asset for purposes of the REIT asset tests and generally expects to treat the interest derived from such investments as qualifying mortgage interest for purposes of the 75% gross income test. The appropriate treatment of participation interests for U.S. federal income tax purposes is not entirely certain, and no assurance can be given that the IRS will not challenge the Fund’s treatment of participation interests. In the event of a determination that such participation interests do not qualify as real estate assets, or that the income that the Fund derives from such participation interests do not qualify as mortgage interest for purposes of the REIT tests, the Fund could be subject to a penalty tax, or could fail to qualify as a REIT.

The Fund may acquire CMBS and expects that the CMBS will be treated either as interests in a grantor trust or as regular interests in REMICs for U.S. federal income tax purposes and that all interest income, original issue discount and market discount from the Fund’s CMBS will be qualifying income for the 95% gross income test. In the case of CMBS treated as interests in grantor trusts, the Fund would be treated as owning an undivided beneficial ownership interest in the mortgage loans held by the grantor trust. The interest, original issue discount and market discount on such mortgage loans would be qualifying income for purposes of the 75% gross income test to the extent that the obligation is secured by real property. In the case of CMBS treated as interests in a REMIC, income derived from REMIC interests will generally be treated as qualifying income for purposes of the 75% and 95% gross income tests. If less than 95% of the assets of the REMIC are real estate assets, however, then only a proportionate part of the Fund’s interest in the REMIC and income derived from the interest will qualify for purposes of the 75% gross income test. In addition, some REMIC securitizations include embedded interest swap or cap contracts or other derivative instruments that potentially could produce non-qualifying income for the holder of the related REMIC securities.

The Fund believes that substantially all of its income from mortgage-related securities generally will be qualifying income for purposes of both the 75% and 95% REIT gross income tests. However, to the extent that the Fund owns non-REMIC collateralized mortgage obligations or other debt instruments secured by mortgage loans (rather than by real property),

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FORUM INVESTMENT GROUP 240 Saint Paul Street, Suite 400 | Denver, CO 80206 | P: 303.501.8860 | F: 303.296.4212 | FORUMIG.COM

or secured by non-real estate assets, or debt securities that are not secured by mortgages on real property or interests in real property, the interest income received with respect to such securities generally will be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.

Dividend Income. The Fund may receive distributions from TRSs or, subject to the Fund’s obligation to satisfy certain asset tests, described below, other corporations that are not REITs. These distributions will be classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test but not the 75% gross income test. Any dividends the Fund receives from a REIT will be qualifying income for purposes of both the 75% and 95% gross income tests.

Fee Income. The Fund may receive various types of fee income. The fees generally will be qualifying income for purposes of both the 75% and 95% gross income tests if they are received in consideration for entering into an agreement to make a loan secured by real property or to purchase or lease real property and the fees are not determined by the borrower’s income and profits. Other fees generally are not qualifying income for purposes of either gross income test. Any fees earned by a TRS are not included for purposes of the REIT gross income tests.

Hedging Transactions. Any income or gain the Fund derives from instruments that hedge the risk of changes in interest rates with respect to debt incurred to acquire or carry real estate assets, to hedge certain foreign currency risks or to hedge an existing hedging position after all or part of the hedged property or liability has been disposed of will not be treated as income for purposes of calculating the 75% or 95% gross income test, provided that specified requirements are met. Such requirements include proper identification of the instrument as a hedge, along with the risk that it hedges, within prescribed time periods.

If the Fund fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may still qualify as a REIT for the year if it is entitled to relief under applicable provisions of the Code. These relief provisions will be generally available if the failure to meet these tests was due to reasonable cause and not due to willful neglect, the Fund attaches to its tax return a schedule of the sources of its income, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible to state whether the Fund would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions were inapplicable, the Fund would not qualify as a REIT. Even where these relief provisions apply, a tax would be imposed upon the amount by which the Fund fails to satisfy the particular gross income test, adjusted to reflect the profitability of such gross income.

Asset Tests

At the close of each calendar quarter, the Fund must satisfy multiple tests relating to the nature of its assets:

•     At least 75% of the value of the Fund’s total assets must be represented by some combination of “real estate assets,” cash, cash items and U.S. government securities. For this purpose, real estate assets include interests in real property, such as land, buildings, leasehold interests in real property, stock of other corporations that qualify as REITs, certain kinds of mortgage-backed securities and mortgage loans, debt instruments issued by “publicly offered REITs” and, under some circumstances, stock or debt instruments purchased with new capital. To the extent rent attributable to personal property leased with real property is treated as rents from real property (because the rent attributable to personal property does not exceed 15% of total rent), the personal property will be treated as a real estate asset for purposes of the 75% asset test. Similarly, a debt obligation secured by a mortgage on both real and personal property will be treated as a real estate asset for purposes of the 75% asset test, and interest thereon will be treated as interest on an obligation secured by real property, if the fair market value of the personal property does not exceed 15% of the fair market value of all property securing the debt. Thus, there would be no apportionment for purposes of the asset tests or the gross income tests if the fair market value of personal property securing the loan does not exceed 15% of the

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FORUM INVESTMENT GROUP 240 Saint Paul Street, Suite 400 | Denver, CO 80206 | P: 303.501.8860 | F: 303.296.4212 | FORUMIG.COM

fair market value of all property securing the loan. Assets that do not qualify for purposes of the 75% asset test are subject to the additional asset tests described below.

•     The aggregate value of all securities of TRSs may not exceed 25% of the value of the Fund’s total assets (20% for taxable years beginning on or before December 31, 2025).

•     No more than 25% of the value of the Fund’s total assets may consist of securities, including securities of TRSs, that are not qualifying assets for purposes of the 75% test.

•     Not more than 25% of the value of a REIT’s assets may consist of debt instruments that are issued by publicly offered REITs and would not be treated as real estate assets if not issued by a publicly offered REIT.

•     The value of any one issuer’s securities owned by the Fund may not exceed 5% of the value of the Fund’s total assets.

•     The Fund may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value.

The 5% and 10% asset tests do not apply to securities of TRSs, and the 10% value test does not apply to “straight debt” and certain other securities, as described below.

Notwithstanding the general rule that a REIT is treated as owning its share of the underlying assets of a subsidiary partnership for purposes of the REIT income and asset tests, if a REIT holds indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests, unless it is a qualifying mortgage asset or otherwise satisfies the rules for “straight debt” or one of the other exceptions to the 10% value test.

Certain securities will not cause a violation of the 10% value test. One such security is debt that constitutes “straight debt” which generally is a written unconditional promise to pay on demand or on a specified date a certain sum of money, the debt is not convertible, directly or indirectly, into stock, and the interest rate and the interest payment dates of the debt are not contingent on profits, the borrower’s discretion, or similar factors. A security does not qualify as “straight debt” where a REIT (or a controlled TRS of the REIT) owns other securities of the issuer of that security, which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, the following securities also will not violate the 10% value test: (i) any loan made to an individual or an estate; (ii) certain rental agreements in which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT); (iii) any obligation to pay rents from real property; (iv) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity; (v) any security issued by another REIT; and (vi) any debt instrument issued by a partnership if the partnership’s income is such that the partnership would satisfy the 75% gross income test described above under “— Gross Income Tests.” In applying the 10% value test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate interest in that partnership.

In the event that the Fund invests in a mortgage loan that is not fully secured by real property, Revenue Procedure 2014-51 provides a safe harbor under which the IRS has stated that it will not challenge a REIT’s treatment of a loan as being, in part, a qualifying real estate asset in an amount equal to the lesser of: (1) the greater of (a) the fair market value of the real property securing the loan determined as of the date the REIT committed to acquire the loan or (b) the fair market value of the real property securing the loan on the relevant quarterly REIT asset testing date; or (2) the fair market value of the loan on the date of the relevant quarterly REIT asset testing date. The Fund intends to invest in mortgage loans in a manner consistent with satisfying the asset tests and maintaining our qualification as a REIT.

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FORUM INVESTMENT GROUP 240 Saint Paul Street, Suite 400 | Denver, CO 80206 | P: 303.501.8860 | F: 303.296.4212 | FORUMIG.COM

Any interests the Fund holds in a REMIC are generally treated as qualifying real estate assets. If less than 95% of the assets of a REMIC are real estate assets, however, then only a proportionate part of the Fund’s interest in the REMIC, and the Fund’s income derived from the interest, qualifies for purposes of the REIT asset and income tests.

After initially meeting the asset tests at the close of any quarter, the Fund will not lose its qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the Fund fails to satisfy the asset tests because it acquire assets during a quarter, it can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. If the Fund fails the 5% asset test, or the 10% vote or value asset tests at the end of any quarter and such failure is not cured within 30 days thereafter, the Fund may dispose of sufficient assets (generally within six months after the last day of the quarter in which the Fund’s identification of the failure to satisfy these asset tests occurred) to cure such a violation that does not exceed the lesser of 1% of its assets at the end of the relevant quarter or $10 million. If the Fund fails any of the other asset tests or its failure of the 5% and 10% asset tests is in excess of the de minimis amount described above, as long as such failure was due to reasonable cause and not willful neglect, the Fund is permitted to avoid disqualification as a REIT, after the 30 day cure period, by taking steps including the disposition of sufficient assets to meet the asset test (generally within six months after the last day of the quarter in which the Fund’s identification of the failure to satisfy the REIT asset test occurred) and paying a tax equal to the greater of $50,000 or the highest corporate income tax rate (currently 35%) of the net income generated by the non-qualifying assets during the period in which the Fund failed to satisfy the asset test.

The Fund intends to monitor compliance with the asset tests on an ongoing basis. However, values of some assets, including instruments issued in securitization transactions, may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that the Fund does not comply with one or more of the asset tests.

Annual Distribution Requirements

In order to qualify as a REIT, the Fund is required to distribute dividends, other than capital gain dividends, to its Shareholders in an amount at least equal to (a) the sum of (i) 90% of the Fund’s “REIT taxable income” (computed without regard to its deduction for dividends paid and excluding net capital gains) and (ii) 90% of the Fund’s after-tax net income, if any, from foreclosure property, minus (b) the excess of the sum of certain amounts of specified items of non-cash income over 5% of the Fund’s REIT taxable income.

These distributions generally must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Fund timely files its tax return for the year and if paid on or before the first regular dividend payment after such declaration. Distributions that the Fund declares in October, November or December of any year payable to a Shareholder of record on a specified date in any of these months will be treated as both paid by the Fund and received by the Shareholder on December 31 of the year, provided that the Fund actually pays the distribution during January of the following calendar year.

In order for distributions to be counted for this purpose and to give rise to a tax deduction by the Fund, they must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding Shares of stock within a particular class, and is in accordance with the preferences among different classes of stock as set forth in the Fund’s organizational documents. The preferential dividend rules do not apply to “publicly offered REITs,” i.e., REITs that are required to file annual and periodic reports with the SEC under the Exchange Act. The Fund would be a publicly offered REIT if it is required to file annual and periodic reports with the SEC under the Exchange Act. The Fund currently is not a publicly offered REIT, and there is no assurance that it ever will be.

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FORUM INVESTMENT GROUP 240 Saint Paul Street, Suite 400 | Denver, CO 80206 | P: 303.501.8860 | F: 303.296.4212 | FORUMIG.COM

Dividends that are reinvested pursuant to the Fund’s DRIP will count towards satisfaction of these distribution requirements provided such reinvested dividends are not “preferential.”

To the extent that the Fund qualifies as a REIT but distributes less than 100% of its “REIT taxable income,” as adjusted, the Fund will be subject to tax at the regular corporate tax rates on the retained portion. The Fund may elect to retain, rather than distribute, its net long-term capital gains and pay tax on such gains. In this case, the Fund could elect to have its Shareholders include their proportionate share of such undistributed long-term capital gains in income and receive a corresponding credit for their share of the tax paid by the Fund. Shareholders would then increase the adjusted basis of their stock by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their Shares.

If the Fund fails to distribute during each calendar year at least the sum of: (i) 85% of the Fund’s REIT ordinary income for such year; (ii) 95% of the Fund’s REIT capital gain net income for such year; and (iii) any undistributed taxable income from prior periods, the Fund would be subject to a 4% excise tax on the excess of such required distribution over the sum of (a) the amounts actually distributed and (b) the amounts of income retained on which it has paid corporate income tax. The Fund intends to make timely distributions so that it is not impacted by the 4% excise tax.

Phantom Income. Due to the nature of the Fund’s assets in which it may invest, from time to time, the Fund may be required to recognize taxable income from those assets in advance of the receipt of cash, and may be required to report taxable income in periods earlier than when the economic income is ultimately realized on such assets.

For example, if the Fund were to acquire debt instruments in the secondary market for less than their face amount, the amount of such discount generally would be treated as “market discount” for U.S. federal income tax purposes. Accrued market discount is reported as income when, and to the extent that, any payment of principal of the debt instrument is made or upon a gain on the disposition of the debt instrument, unless the Fund elects to include accrued market discount in income as it accrues. Principal payments on certain loans are made monthly, and consequently accrued market discount may have to be included in income each month as if the debt instrument were assured of ultimately being collected in full. If the Fund collects less on the debt instrument than the purchase price plus the market discount the Fund had previously reported as income, the Fund may not be able to benefit from any offsetting loss deductions in a subsequent taxable year.

Additionally, if the Fund were to acquire securities issued with OID, it would generally be required to accrue OID based on the constant yield to maturity of the securities, and to treat it as taxable income in accordance with applicable U.S. federal income tax rules even though smaller or no cash payments were received on such debt instrument. As in the case of the market discount discussed in the preceding paragraph, the constant yield in question would be determined and the Fund would be taxed based on the assumption that all future payments due on securities in question will be made, with consequences similar to those described in the previous paragraph if all payments on the securities are not made.

In addition, in the event that any debt instruments or other securities the Fund acquires are delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular debt instrument are not made when due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income. Similarly, the Fund may be required to accrue interest income with respect to subordinate mortgage-backed securities at the stated rate regardless of whether corresponding cash payments are received.

Finally, the Fund is required to recognize certain items of income for U.S. federal income tax purposes no later than when it would report such items on its financial statements. However, under applicable Treasury Regulations, this requirement generally does not apply to an item of income if the timing of income inclusion for that item is determined using a special method of accounting (e.g., income subject to the timing rules for OID under the Code). Due to each of these potential timing differences between income recognition or expense deduction and the related cash receipts or

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FORUM INVESTMENT GROUP 240 Saint Paul Street, Suite 400 | Denver, CO 80206 | P: 303.501.8860 | F: 303.296.4212 | FORUMIG.COM

disbursements, there is a risk that we may have taxable income in excess of cash available for distribution. In that event, the Fund may need to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which this “phantom income” is recognized.

It is possible that, from time to time, the Fund may not have sufficient cash to meet the distribution requirements, e.g., due to timing differences between the actual receipt of cash and inclusion of items in income for U.S. federal income tax purposes, or failure of joint ventures to make distributions to the Fund. The Fund will depend on timely distributions from the joint ventures in which the Fund will invest but will not control. The Fund may also need to use substantial funds to satisfy its repurchase obligations which do not count towards satisfaction of its REIT distribution obligation.

The Fund may be able to cure a failure to meet the distribution requirements for a year attributable to adjustments to its REIT taxable income for such year by paying “deficiency dividends” to Shareholders in a later year, which may be included in the Fund’s deduction for dividends paid for the earlier year. In this case, the Fund may be able to avoid losing its REIT status or being taxed on amounts distributed as deficiency dividends, but the Fund will be required to pay interest and possibly a penalty based on the amount of any deduction taken for deficiency dividends.

Failure to Qualify

If we discover a violation of a provision of the Code that would result in our failure to qualify as a REIT, certain specified cure provisions may be available to us. If the Fund fails to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, it could avoid disqualification if its failure is due to reasonable cause and not to willful neglect and it pays a penalty of $50,000 for each such failure.

If the Fund fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, then the Fund will be subject to tax on its taxable income at regular corporate rates. Distributions to Shareholders in any year in which the Fund is not a REIT would not be deductible by the Fund, nor will they be required to be made. In this situation, to the extent of current and accumulated earnings and profits, all distributions to Shareholders taxed as individuals may be eligible for a reduced rate applicable to “qualified dividends” and, subject to limitations of the Code, corporate Shareholders may be eligible for the dividends received deduction. Unless the Fund is entitled to relief under specific statutory provisions, it will be disqualified from re-electing to be taxed as a REIT for the four (4) taxable years following the year during which qualification was lost. It is not possible to state whether, in all circumstances, the Fund will be entitled to this statutory relief.

Prohibited Transactions

Net income derived from a prohibited transaction is subject to a 100% tax, unless certain safe harbor exceptions apply. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business by a REIT, by a lower-tier partnership in which the REIT holds an equity interest or by a borrower that has issued a shared appreciation mortgage or similar debt instrument to the REIT. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. No assurance can be given that any particular property in which the Fund holds a direct or indirect interest will not be treated as property held for sale to customers or that the Fund can comply with certain safe-harbor provisions of the Code that would prevent such treatment. The 100% tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be taxed to the corporation at regular U.S. federal corporate income tax rates.

Penalty Tax for Non-Arm’s Length Transactions with TRSs

Any redetermined rents, redetermined deductions, excess interest or redetermined TRS service income the Fund generates will be subject to a 100% excise tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to tenants by a taxable REIT subsidiary, and redetermined deductions and excess interest represent any amounts that are deducted by a taxable REIT subsidiary for amounts paid to the Fund that are in excess of the

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FORUM INVESTMENT GROUP 240 Saint Paul Street, Suite 400 | Denver, CO 80206 | P: 303.501.8860 | F: 303.296.4212 | FORUMIG.COM

amounts that would have been deducted based on arm’s length negotiations. Rents that the Fund receives will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code. Redetermined TRS service income is income earned by a taxable REIT subsidiary that is attributable to services provided to the Fund, or on the Fund’s behalf to any of tenants, that is less than the amounts that would have been charged based upon arm’s-length negotiations.

Foreclosure Property

Foreclosure property is real property (including interests in real property) and any personal property incident to such real property: (i) that is acquired by a REIT as the result of the REIT having bid on the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or on a mortgage loan held by the REIT and secured by the property; (ii) for which the related loan or lease was acquired by the REIT at a time when default was not imminent or anticipated; and (iii) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum corporate rate (currently 21%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property in the hands of the selling REIT.

Hedging Transactions

The Fund or underlying funds may enter into hedging transactions, from time-to-time, with respect to their assets or liabilities. Hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. In the case of an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to hedge indebtedness incurred or to be incurred to acquire or carry “real estate assets,” including mortgage loans, to hedge certain foreign currency risks, or to hedge an existing hedging position after a portion of the hedged indebtedness or property is disposed of, any periodic income or gain from the disposition of that contract is disregarded for purposes of the 75% and 95% gross income tests if such hedging transaction are clearly identified before the close of the day on which it was acquired or entered into and satisfy other identification requirements. In the case of hedges for other purposes or in other situations, the income from those transactions will likely be treated as non-qualifying income for purposes of both gross income tests.

Tax Aspects of Investments in Partnerships

The Fund may hold investments through entities that are classified as partnerships for U.S. federal income tax purposes. In general, partnerships are “pass-through” entities that are not subject to U.S. federal income tax. Rather, partners are allocated their proportionate Shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax on these items, without regard to whether the partners receive a distribution from the partnership. The Fund will include in its income its proportionate share of these partnership items from subsidiary partnerships for purposes of the various REIT income tests and in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, the Fund will include its proportionate share of assets held by subsidiary partnerships. Consequently, to the extent that the Fund holds an equity interest in a partnership, the partnership’s assets and operations may affect the Fund’s ability to qualify as a REIT, even if the Fund may have no control, or only limited influence, over the partnership.

Entity Classification

Investment in partnerships involves special tax considerations, including the possibility of a challenge by the IRS of the status of any partnerships as a partnership, as opposed to an association taxable as a corporation, for U.S. federal income tax purposes. If any of these entities were treated as an association taxable as a corporation for U.S. federal income tax purposes, it would be taxable as a corporation and therefore could be subject to an entity-level tax on its income. In such a situation, the character of the Fund’s assets and items of gross income would change and could

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FORUM INVESTMENT GROUP 240 Saint Paul Street, Suite 400 | Denver, CO 80206 | P: 303.501.8860 | F: 303.296.4212 | FORUMIG.COM

preclude the Fund from satisfying the REIT asset tests or the gross income tests, and in turn could prevent the Fund from qualifying as a REIT. In addition, any change in the status of any of these partnerships for tax purposes might be treated as a taxable event, in which case the Fund could have taxable income that is subject to the REIT distribution requirements without receiving any cash.

State, Local and Foreign Taxes

The Fund may be subject to state, local or foreign taxation in various jurisdictions, including those in which the Fund and its subsidiaries transact business, own property or reside. The state, local or foreign tax treatment of the Fund may not conform to the U.S. federal income tax treatment discussed above. Any foreign taxes incurred by the Fund would not pass through to Shareholders to be credited against their U.S. federal income tax liability. Prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in the Fund.

Taxation of Shareholders

The following is a summary of certain additional U.S. federal income tax considerations with respect to purchasing, owning and disposing of Shares of the Fund. This discussion is limited to holders who hold Shares of the Fund as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Shareholder’s particular circumstances, including the alternative minimum tax.

Taxation of Taxable U.S. Shareholders

As used herein, the term “U.S. shareholder” means a beneficial owner of Shares of the Fund that for U.S. federal income tax purposes is:

•     a citizen or resident of the U.S.;

•     a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any of its states or the District of Columbia;

•     an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•     a trust if: (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) it has a valid election in place to be treated as a U.S. person.

For purposes of this discussion, a “non-U.S. shareholder” is any beneficial owner of our Shares that is neither a U.S. shareholder nor an entity treated as a partnership for U.S. federal income tax purposes.

If a partnership, entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Shares of the Fund, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partners in a partnership that will hold Shares of the Fund should consult their tax advisors regarding the tax consequences of the purchase, ownership and disposition of Shares by the partnership.

Taxation of U.S. Shareholders on Distributions on Shares. As long as the Fund qualifies as a REIT, distributions made out of the Fund’s current or accumulated earnings and profits that the Fund does not designate as capital gain dividends or qualified dividend income will be taxable dividends to our U.S. Shareholders as ordinary income when received. U.S. Shareholders are treated as having received any dividends that are reinvested pursuant to the Fund’s DRIP.

Dividends paid to corporate U.S. Shareholders will not qualify for the dividends-received deduction generally available to corporations. In addition, dividends paid to a non-corporate U.S. shareholder generally will not qualify for the 20% maximum tax rate currently applicable for “qualified dividend income.” However, the reduced tax rate for qualified

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dividend income will apply to the Fund’s ordinary dividends to the extent attributable: (i) to dividends received by the Fund from non-REIT corporations, such as TRSs; and (ii) to income upon which the Fund has paid corporate income tax (e.g., to the extent that the Fund distributes less than 100% of its taxable income). In addition, non-corporate U.S. holders generally will be entitled to deduct up to 20% of “qualified REIT dividends” (i.e., dividends other than capital gain dividends and dividends attributable to “qualified dividend income” received by the Fund) they receive. The amount of the deduction may be up to 20% of the amount of the non-corporate U.S. holder’s aggregate qualified dividend income, but may be less than 20% of the amount of the U.S. holder’s qualified REIT dividends if the U.S. holder has losses from publicly traded partnerships or the U.S. holder’s taxable income, not taking into account net capital gain, is less than the amount of the U.S. holder’s qualified REIT dividends. Additionally, under Treasury Regulations, in order for a REIT dividend with respect to a share of REIT stock to be treated as a qualified REIT dividend, the U.S. holder (i) must have held the share for more than 45 days during the 91-day period beginning on the date which is 45 days before the date on which such share becomes ex-dividend with respect to such dividend and (ii) cannot have been under an obligation to make related payments with respect to positions in substantially similar or related property, e.g., pursuant to a short sale.

A U.S. Shareholder generally will take into account as long-term capital gain any distributions that the Fund designates as capital gain dividends without regard to the period for which the U.S. shareholder has held its Shares. See “— Capital Gains and Losses.” A corporate U.S. shareholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

The Fund may elect to retain and pay income tax on its net long-term capital gain. In that case, to the extent that the Fund designates such amount in a timely notice to such shareholder, a U.S. shareholder would be taxed on its proportionate share of its undistributed long-term capital gain. The U.S. Shareholder would receive a credit for its proportionate share of the tax the Fund paid. The U.S. Shareholder would increase the basis in its Shares by the amount of its proportionate share of the Fund’s undistributed long-term capital gain, minus its share of the tax the Fund paid.

To the extent that the Fund makes a distribution in excess of its current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the Shareholder to the extent of the adjusted tax basis of the U.S. Shareholder’s Shares. This treatment will reduce the U.S. Shareholder’s adjusted tax basis of such Shares. To the extent that the Fund makes a distribution in excess of both its current and accumulated earnings and profits and the U.S. Shareholder’s adjusted tax basis in its Shares, such Shareholder will recognize long-term capital gain (or short-term capital gain if the Shares have been held for one year or less).

If the Fund declares a distribution in October, November, or December of any year that is payable to Shareholders of record on a specified date in any such month, such distribution shall be treated as both paid by the Fund and received by the U.S. Shareholder on December 31 of such year, provided that the Fund actually pays the distribution on or before January 31 of the following calendar year.

Shareholders may not include in their individual income tax returns any of a REIT’s net operating losses or capital losses. Instead, the REIT carries over such losses for potential offset against its future income.

Dividends from the Fund and gain from the disposition of Shares of the Fund will not be treated as passive activity income, and, therefore, Shareholders generally will not be able to apply any “passive activity losses” to offset income they derive from Shares of the Fund. Similarly, dividends from the Fund and gains from the disposition of Shares of the Fund cannot be offset with “excess business losses.” In addition, taxable distributions from the Fund and gain from the disposition of its Shares of generally may be treated as investment income for purposes of the investment interest limitations (although any capital gains so treated will not qualify for the lower 20% tax rate applicable to capital gains of U.S. Shareholders taxed at individual rates). The Fund will notify Shareholders after the close of its taxable year as to the portions of distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

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FORUM INVESTMENT GROUP 240 Saint Paul Street, Suite 400 | Denver, CO 80206 | P: 303.501.8860 | F: 303.296.4212 | FORUMIG.COM

Taxation of U.S. Shareholders on the Disposition of Shares

Dispositions Generally. In general, a U.S. Shareholder’s gain or loss realized upon a taxable disposition of Shares of the Fund will be long-term capital gain or loss if the U.S. Shareholder has held the Shares for more than one year and, if not, as short-term capital gain or loss. However, any loss upon a sale or exchange of the Shares held by such Shareholder for six months or less will be treated as a long-term capital loss to the extent of any actual or deemed distributions from the Fund that such U.S. Shareholder previously has characterized as long-term capital gain. All or a portion of any loss that a U.S. Shareholder realizes upon a taxable disposition of the Shares may be disallowed if the U.S. Shareholder purchases other Shares within 30 days before or after the disposition.

Redemption of Repurchase by the Fund. A repurchase of Shares of the Fund will be treated as a distribution under Section 302 of the Code (and taxable as a dividend to the extent of our current and accumulated earnings and profits as described above under “— Taxation of U.S. Shareholders on Distributions of Shares”) unless the repurchase satisfies one of the tests set forth in Section 302(b) of the Code enabling the repurchase to be treated as a sale or exchange. A repurchase will generally be treated as a sale or exchange if it (i) results in a complete termination of the Shareholder’s interest in the Fund, (ii) results in a “substantially disproportionate” repurchase with respect to the Shareholder, or (iii) is not essentially equivalent to a dividend with respect to the Shareholder. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in the Code, generally must be taken into account. The sale of Shares pursuant to a repurchase generally will result in a “substantially disproportionate” repurchase with respect to a Shareholder if the percentage of the then outstanding voting Shares of the Fund owned by the Shareholder immediately after the sale is less than 80% of the percentage of the voting Shares of the Fund owned by the Shareholder determined immediately before the sale. The sale of common Shares pursuant to a repurchase generally will be treated as not “essentially equivalent to a dividend” with respect to a Shareholder if the reduction in the Shareholder’s proportionate interest in Shares of the Fund as a result of the repurchase constitutes a “meaningful reduction” of such Shareholder’s interest. The tax consequences or a repurchase of Shares treated as a taxable sale or exchange are described above in “— Dispositions Generally.”

If a repurchase of shares of our capital stock is treated as a distribution, the tax consequences of such distribution are described above in “— Taxation of U.S. Shareholders on Distributions of Shares.” Additionally, a U.S. holder’s adjusted tax basis of the repurchased shares generally will be transferred to the holder’s remaining shares of our capital stock, if any. If a U.S. holder owns no other shares of our capital stock, under certain circumstances, such basis may be transferred to a related person or it may be lost entirely. Prospective investors are encouraged to consult with their tax advisors regarding the treatment of repurchases of Shares of the Fund.

Capital Gains and Losses. The maximum tax rate on long-term capital gain applicable to U.S. Shareholders taxed at individual rates currently is generally 20%. The maximum tax rate on long-term capital gain from the sale or exchange of “Section 1250 property,” or depreciable real property, is 25% computed on the lesser of the total amount of the gain or the accumulated Section 1250 depreciation. With respect to distributions that the Fund designates as capital gain dividends and any retained capital gain that the Fund is deemed to distribute, the Fund generally may designate whether such a distribution is taxable to non-corporate Shareholders at a 20% or 25% rate. A U.S. Shareholder’s ability to deduct capital losses is generally limited by the Code.

Medicare Tax on Unearned Income. High-income U.S. individuals, estates and trusts are subject to an additional 3.8% tax on net investment income. For these purposes, net investment income includes dividends and gains from sales of Shares. In the case of an individual, the tax will be 3.8% of the lesser of: (i) the individual’s net investment income; or (ii) the excess of the individual’s modified adjusted gross income over (a) $250,000 in the case of a married individual filing a joint return or a surviving spouse, (b) $125,000 in the case of a married individual filing a separate return or (c) $200,000 in the case of a single individual.

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FORUM INVESTMENT GROUP 240 Saint Paul Street, Suite 400 | Denver, CO 80206 | P: 303.501.8860 | F: 303.296.4212 | FORUMIG.COM

Taxation of Tax-Exempt Shareholders

Dividend income from the Fund and gain arising upon a sale of the Fund’s Shares generally will not be unrelated business taxable income (“UBTI”) to a tax-exempt holder. However, this income will be UBTI to the extent a tax-exempt holder has held its Shares of the Fund as “debt-financed property” within the meaning of the Code or if we hold an asset that gives rise to “excess inclusion income.” See “— Taxation of Our Company — Excess Inclusion Income.”

Further, for a tax-exempt holder that is a social club, voluntary employee benefit association, supplemental unemployment benefit trust or qualified group legal services plan exempt from U.S. federal income taxation, or a tax-exempt single parent title-holding corporation the income of which is payable to any of the aforementioned tax-exempt organizations, income from an investment in our Shares will constitute UBTI unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for purposes specified in the Code. These tax-exempt holders should consult their own tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as UBTI as to any trust which is described in Section 401(a) of the Code, is tax-exempt under Section 501(a) of the Code, and holds more than 10%, by value, of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as “pension trusts.”

A REIT is a “pension-held REIT” if it meets the following two tests:

•     it would not have qualified as a REIT but for Section 856(h)(3) of the Code, which provides that stock owned by pension trusts will be treated, for purposes of determining whether the REIT is closely held, as owned by the beneficiaries of the trust rather than by the trust itself; and

•     either (i) at least one pension trust holds more than 25% of the value of the interests in the REIT, or (ii) a group of pension trusts each individually holding more than 10% of the value of the REIT’s stock, collectively owns more than 50% of the value of the REIT’s stock.

The percentage of any REIT dividend from a “pension-held REIT” that is treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. An exception applies where the percentage is less than 5% for any year, in which case none of the dividends would be treated as UBTI. The provisions requiring pension trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is not a “pension-held REIT” (for example, if the REIT is able to satisfy the “not closely held requirement” without relying on the “look through” exception with respect to pension trusts).

Taxation of Non-U.S. Shareholders

The term “non-U.S. shareholder” means a holder of Shares of the Fund that is not a U.S. shareholder, as defined above. The rules governing U.S. federal income taxation of non-U.S. Shareholders are complex, and no attempt is made herein to provide more than a brief summary of such rules. Non-U.S. Shareholders are urged to consult their tax advisors to determine the impact of U.S. federal, state, local and non-U.S. income tax laws on the ownership and disposition of Shares of the Fund, including any reporting requirements.

Ordinary Dividends. A non-U.S. Shareholder that receives a distribution that is not attributable to gain from the Fund’s sale or exchange of a “United States real property interest”, or a USRPI, and that the Fund does not designate as a capital gain dividend or retained capital gain will be treated as dividends of ordinary income to the extent that the Fund pays such distribution out of its current or accumulated earnings and profits. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates the tax. If a distribution is treated as effectively connected with the non-U.S. Shareholder’s conduct of a U.S. trade or business, the non-U.S. Shareholder generally will be subject to U.S. federal income tax on the distribution at graduated rates, in the same manner as U.S. Shareholders are taxed with respect to such distribution, and a non-U.S. Shareholder

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that is a corporation also may be subject to the 30% branch profits tax with respect to the distribution. The Fund plans to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. Shareholder unless either (i) a lower treaty rate applies and the non-U.S. Shareholder furnishes to the Fund an appropriate IRS Form W-8BEN or W-8BEN-E evidencing eligibility for that reduced rate, or (ii) the non-U.S. Shareholder furnishes to the Fund an IRS Form W-8ECI claiming that the distribution is effectively connected income. Such withholding tax would reduce the number of Shares a non-U.S. Shareholder that participates in the Fund’s DRIP would receive.

Capital Gain Dividends. For any year in which the Fund qualifies as a REIT, a non-U.S. Shareholder will incur tax on distributions that are attributable to gain from sale or exchange of a USRPI under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA. A USRPI includes certain interests in real property and stock in “United States real property holding corporations” but does not include interests solely as a creditor and, accordingly, does not include a debt instrument that does not provide for contingent payments based on the value of, or income from, real property interests. Under FIRPTA, a non-U.S. shareholder is taxed on distributions attributable to gain from sales of USRPIs as if such gain were effectively connected with a U.S. business of the non-U.S. Shareholder. A non-U.S. Shareholder thus would be taxed on such a distribution at the normal capital gains rates applicable to U.S. Shareholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. The Fund is required to withhold 21% of any distributions to non-U.S. Shareholders attributable to the REIT’s gains from dispositions of USRPIs. A non-U.S. corporate Shareholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. A non-U.S. Shareholder may receive a credit against its tax liability for the amount the Fund withholds.

Capital gain dividends that are attributable to sales of USRPIs would be treated as ordinary dividends rather than as gain from the sale of a USRPI, if: (i) the Fund’s Shares are “regularly traded” on an established securities market in the United States; and (ii) the non-U.S. Shareholder did not own more than 10% of the Fund’s Shares at any time during the one-year period prior to the distribution. Such distributions would be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends. The Fund’s Shares are not regularly traded on an established securities market in the United States, and there is no assurance that they ever will be.

Capital gain dividends that are not attributable to sales of USRPIs, e.g., distributions of gains from sales of debt instruments that are not USRPIs, generally will not be taxable to non-U.S. Shareholders or subject to withholding tax.

Non-U.S. Shareholders should consult their tax advisors regarding the application of these rules.

Non-Dividend Distributions. A non-U.S. Shareholder will not incur tax on a distribution in excess of the Fund’s current and accumulated earnings and profits if the excess portion of such distribution does not exceed the adjusted basis of its Shares. Instead, the excess portion of such distribution will reduce the adjusted basis of such Shares. To the extent that the Fund makes a distribution in excess of both its current and accumulated earnings and profits and the non-U.S. Shareholder’s adjusted tax basis in its Shares, such Shareholder will be subject to tax as gain from the sale or disposition of its Shares, as described below “— Disposition of Shares.” Because the Fund generally cannot determine at the time it makes a distribution whether the distribution will exceed its current and accumulated earnings and profits, it normally will withhold tax on the entire amount of any distribution at the same rate as it would withhold on an ordinary dividend. However, a non-U.S. Shareholder may claim a refund of amounts that the Fund withholds if the Fund later determine that a distribution in fact exceeded its current and accumulated earnings and profits.

Dispositions of Shares. A non-U.S. Shareholder generally will not incur tax under FIRPTA with respect to gain realized upon a disposition of Shares of the Fund as long as the Fund: (i) is not a “United States real property holding corporation”, or USRPHC during a specified testing period and certain procedural requirements are satisfied; or (ii) is a domestically controlled qualified investment entity. A USRPHC is a U.S. corporation that at any time during the applicable testing period owned USRPIs that exceed in value 50% of the value of the corporation’s assets. Depending on the nature of

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the Fund’s investments, the Fund may be a USRPHC. However, the Fund believes that it is and will be a “domestically controlled qualified investment entity.” A “domestically controlled qualified investment entity” includes a REIT in which at all times during a five-year testing period less than 50% in value of its stock is held directly or indirectly by non-U.S. persons, subject to certain ownership rules. The Fund cannot assure investors that it could substantiate that it is, has been and will be a domestically controlled qualified investment entity at any particular time.

Even if the Fund were a USRPHC and not a domestically controlled qualified investment entity, a non-U.S. shareholder that owned, actually or constructively, 10% or less of the Fund’s Shares at all times during a specified testing period would not incur tax under FIRPTA if Shares of the Fund are “regularly traded” on an established securities market. Shares of the Fund are currently not regularly traded on an established securities market in the United States, and there is no assurance that they ever will be.

If the gain on the sale of Shares of the Fund were taxed under FIRPTA, a non-U.S. Shareholder would be taxed in the same manner as U.S. Shareholders with respect to such gain, subject to applicable alternative minimum tax or, a special alternative minimum tax in the case of nonresident alien individuals, and the purchaser of such Shares would be required to withhold 15% of the purchase price and remit such amount to the IRS. Furthermore, a non-U.S. Shareholder will incur tax on gain not subject to FIRPTA if: (i) the gain is effectively connected with the non-U.S. Shareholder’s U.S. trade or business, in which case the non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain; or (ii) the non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. Shareholder will incur a 30% tax on his capital gains.

Special FIRPTA rules apply to “qualified shareholders” and “qualified foreign pension funds” as defined in the Code.

A repurchase of Shares of the Fund that is not treated as a sale or exchange will be taxed in the same manner as distributions under the rules described above. See “— Taxation of U.S. Shareholders on the Disposition of Shares” for a discussion of when a repurchase will be treated as a sale or exchange and related matters. A repurchase of Shares of the Fund generally will be subject to tax under FIRPTA to the extent the distribution in the repurchase is attributable to gains from the Fund’s dispositions of USRPIs. To the extent the distribution is not attributable to gains from the Fund’s dispositions of USRPIs and is treated as a sale or exchange of Shares of the Fund, the excess of the amount of money received in the repurchase over the non-U.S. holder’s basis in the repurchased Shares will be treated like a taxable disposition described in the previous paragraph. The IRS has released an official notice stating that repurchase payments may be attributable to gains from dispositions of USRPIs (except when the 10% publicly traded exception would apply), but has not provided any guidance to determine when and what portion of a repurchase payment is a distribution that is attributable to gains from the Fund’s dispositions of USRPIs. Due to the uncertainty, the Fund may withhold at the 21% rate from all or a portion of repurchase payments to non-U.S. holders other than qualified Shares or qualified foreign pension funds. To the extent the amount of tax the Fund withholds exceeds the amount of a non-U.S. holder’s U.S. federal income tax liability, the non-U.S. holder may file a U.S. federal income tax return and claim a refund.

Foreign Account Tax Compliance Act

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, the Fund may be required to withhold 30% of dividends paid in respect of the Shares to certain “foreign financial institutions” or a “non-financial foreign entity” (each as defined in the Code), unless such institution enters into an agreement with the Secretary of the Treasury (or alternative procedures apply pursuant to

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an applicable intergovernmental agreement between the United States and the relevant foreign government) to report, on an annual basis, information with respect to Shares in, and accounts maintained by, the institution to the extent such Shares or accounts are held by certain U.S. persons or by certain non-U.S. entities that are wholly or partially owned by U.S. persons. Accordingly, the entity through which the Fund’s Shares are held may affect the determination of whether such withholding is required. Similarly, dividends paid in respect of the Fund’s Shares to an investor that is a passive non-financial non-U.S. entity will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the Fund that such entity does not have any “substantial U.S. owners” or (ii) provides certain information regarding the entity’s “substantial U.S. owners,” which the Fund will in turn provide to the Secretary of the Treasury. While withholding under FATCA would also have applied to payments of gross proceeds from the disposition of stock after December 31, 2018, proposed Treasury Regulations eliminate FATCA withholding on gross proceeds payments. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Information Reporting Requirements and Backup Withholding. The Fund will report to Shareholders and to the IRS the amount of distributions the Fund pays during each calendar year and the amount of tax the Fund withholds, if any. Under the backup withholding rules, a Shareholder may be subject to backup withholding at the rate of 28% with respect to distributions, unless such Shareholder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A Shareholder who does not provide the Fund with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the Shareholder’s income tax liability.

Brokers that are required to report the gross proceeds from a sale of Shares on Form 1099-B will also be required to report the customer’s adjusted basis in the Shares and whether any gain or loss with respect to the Shares is long-term or short-term. In some cases, there may be alternative methods of determining the basis in Shares that are disposed of, in which case the shareholder’s broker will apply a default method of its choosing if the shareholder does not indicate which method to apply. Shareholders should consult with their own tax advisor regarding the reporting requirements and their election options.

If the Fund takes an organizational action such as a stock split, merger or acquisition that affects the tax basis of Shares of covered stock or even make distributions that exceed its current or accumulated earning and profits, it will report to each shareholder and the IRS (or post on its website) a description of the action and the quantitative effect of that action on the tax basis of the applicable Shares.

Shareholders are encouraged to consult their tax advisors regarding the application of the information reporting rules discussed above, to their investment in Shares of the Fund.

Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review. No assurance can be given as to whether, when or in what form, the U.S. federal income tax laws applicable to the Fund and its Shareholders may be changed, possibly with retroactive effect. Changes to the federal tax laws and interpretations of federal tax laws could adversely affect an investment in Shares of the Fund.

THE SUMMARY OF FEDERAL TAX CONSIDERATIONS SET FORTH ABOVE IS NOT INTENDED TO BE A COMPLETE SUMMARY OF THE TAX CONSEQUENCES OF AN INVESTMENT IN THE FUND. EACH PROSPECTIVE INVESTOR IS ADVISED TO CONSULT WITH HIS, HER OR ITS OWN TAX ADVISOR CONCERNING THE TAX CONSIDERATIONS OF AN INVESTMENT IN THE FUND.

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FORUM INVESTMENT GROUP 240 Saint Paul Street, Suite 400 | Denver, CO 80206 | P: 303.501.8860 | F: 303.296.4212 | FORUMIG.COM

OTHER INFORMATION

Each Share represents a proportional interest in the assets of the Fund. Each Share has one vote at Shareholder meetings, with fractional Shares voting proportionally, on matters submitted to the vote of Shareholders. There are no cumulative voting rights. Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, Shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to Shareholders after all expenses and debts have been paid.

Transfer Agent

UMB Fund Services Inc., located at 235 W Galena Street, Milwaukee, WI 53212-3948, serves as transfer agent pursuant to a transfer agency agreement between it and the Fund.

Legal Counsel

Morrison & Foerster LLP, 370 17th Street, Suite 4200, Denver, CO 80218, acts as counsel to the Fund.

Custodian

UMB Bank, N.A. serves as the primary custodian of the Fund’s assets, and may maintain custody of the Fund’s assets with domestic and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Board. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is 928 Grand Boulevard, 10th Floor, Kansas City, MO 64106.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CohnReznick LLC is the independent registered public accounting firm for the Fund and has audited the Fund’s financial statements. CohnReznick LLC is located at 1 South Wacker Drive, Chicago, IL 60606.

FINANCIAL STATEMENTS

The audited financial statements, including the financial highlights, and related report of CohnReznick LLC, independent registered public accounting firm, appearing in the Fund’s Annual Report to Shareholders for the fiscal year ended December 31, 2025, which are filed electronically with the SEC, are incorporated by reference and made part of this SAI. You may request a copy of the Fund’s Annual Reports and Semi-Annual Reports at no charge by calling the Fund toll free at 888-267-1456.

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FORUM INVESTMENT GROUP 240 Saint Paul Street, Suite 400 | Denver, CO 80206 | P: 303.501.8860 | F: 303.296.4212 | FORUMIG.COM

APPENDIX A:
PROXY VOTING POLICIES AND PROCEDURES
Forum Real Estate Income Fund

Proxy Voting Policy and Procedures

The Forum Real Estate Income Fund (the “Fund”) has adopted the following Proxy Voting Policy and Procedures (the “Fund’s Policy”), as set forth below, in recognition of the fact that proxy voting is an important component of investment management and must be performed in a dutiful and purposeful fashion in order to advance the best interests of the Fund’s Shareholders.

Shareholders of the Fund expect the Fund to vote proxies received from issuers whose voting securities are held by the Fund. The Fund exercises its voting responsibilities as a fiduciary, with the goal of maximizing the value of the Fund and its shareholder’s investments. FREIF Advisors LLC (the “Adviser”) and whenever applicable Nuveen Asset Management LLC (the “Sub-Adviser”) will seek to ensure that proxies are voted in the best interests of the Fund and its Shareholders except where the Fund may be required by law to vote proxies in the same proportion as the vote of all other Shareholders (i.e., “echo vote”).

Delegation of Proxy Voting to the Adviser and Sub-Adviser

The Adviser and/or Sub-Adviser shall vote all proxies relating to securities held by the Fund and, in that connection subject to any further policies and procedures contained herein, shall use proxy voting policies and procedures (“Proxy Policy”) adopted by the Adviser/Sub-Adviser in conformance with Rule 206(4)-6 under the Investment Advisers Act of 1940, as amended (“1940 Act”).

Disclosure of Proxy Voting Policy and Procedure in the Fund’s Statement of Additional Information (“SAI”) and Annual Report to Shareholders

The Fund shall include in its annual report to Shareholders on Form N-CSR, and in any SAI filed with the Securities and Exchange Commission (“SEC”) in connection with a registration statement on Form N-2 a summary of the Proxy Policy. In lieu of including a summary of policy, the Fund may include the policy in full.

Material Conflicts of Interest

If (i) the Adviser/Sub-Adviser knows that a vote presents a material conflict between the interests of: (a) Shareholders of the Fund, and (b) the Adviser/Sub-Adviser or any of its affiliated persons; and (ii) the Adviser/Sub-Adviser proposes to vote on the particular issue in the manner not prescribed by its Proxy Policy, then the Adviser/Sub-Adviser will follow the material conflict of interest procedures set forth in the Adviser/Sub-Adviser’s Proxy Policy when voting such proxies.

Adviser, Sub-Adviser and Fund CCO Responsibilities

The Fund has delegated proxy voting authority with respect to the Fund’s portfolio securities to the Adviser and Sub-Adviser, as set forth above. Consistent with this delegation, the Adviser and Sub-Adviser are responsible for the following:

•     Implementing written policies and procedures, in compliance with Rule 206(4)-6 under the 1940 Act, reasonably designed to ensure that the Adviser and/or Sub-Adviser votes portfolio securities in the best interest of Shareholders of the Fund owning the portfolio securities voted.

•     Providing to the Fund’s Chief Compliance Officer (“CCO”) a summary of the material changes to a Proxy Policy during the period covered by the CCO’s annual compliance report to the Board, and a redlined copy of such Proxy Policy as applicable.

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FORUM INVESTMENT GROUP 240 Saint Paul Street, Suite 400 | Denver, CO 80206 | P: 303.501.8860 | F: 303.296.4212 | FORUMIG.COM

The CCO shall review all Proxy Policies at least annually to ensure that they are in compliance with Rule 206(4)-6 under the Advisers Act and appear reasonably designed to ensure that the Adviser and Sub-Adviser votes portfolio securities in the best interest of Shareholders of the Funds owning the portfolio securities voted.

Review Responsibilities

The Adviser or Sub-Adviser may retain a proxy-voting service to coordinate, collect, and maintain all proxy-related information.

If the Adviser or Sub-Adviser retains a proxy-voting service, the Adviser/Sub-Adviser will review the Fund’s voting records maintained by the service provider, select a sample of proxy votes from those submitted, and examine them against the proxy voting service files for accuracy of the votes at least annually in regard to adhering to foregoing policy guidelines.

Preparation and Filing of Proxy Voting Record on Form N-PX

The Fund will file its complete proxy voting record with the SEC on Form N-PX annually by August 31 of each year.

The Fund’s Administrator will be responsible for the oversight and completion of the filing of Form N-PX with the SEC. The Fund’s Administrator will file Form N-PX for each twelve-month period ended June 30, and the filing for each year will be made with the SEC on or before August 31 of that year.

Recordkeeping

Documentation of all votes for the Fund will be maintained by the Adviser and/or through a third-party proxy voting service.

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FORUM INVESTMENT GROUP 240 Saint Paul Street, Suite 400 | Denver, CO 80206 | P: 303.501.8860 | F: 303.296.4212 | FORUMIG.COM

APPENDIX B:
SUB-ADVISER’S PROXY VOTING POLICIES AND PROCEDURES

Nuveen Proxy Voting Policy

Policy Purpose and Statement	Applicability

Proxy voting is the primary means by which shareholders may influence a publicly traded company’s governance and operations and thus create the potential for value and positive long-term investment performance. In certain cases, the Advisers may engage with Portfolio Companies as part of their process to make informed vote decisions and generally consider various factors including insights gained through engagement where that occurs. While the Advisers may generally share their views on a particular topic, these are not for the purpose of changing control of the issuer.

When an SEC registered investment adviser has proxy voting authority, the adviser has a fiduciary duty to vote proxies in the best interests of its clients and must not subrogate its clients’ interests to its own. In their capacity as fiduciaries and investment advisers, Advisers, vote proxies for the Portfolio Companies held by their respective clients, including investment companies and other pooled investment vehicles, institutional and retail separate accounts, and other clients as applicable. The Advisers have adopted this Policy, the Nuveen Proxy Voting Guidelines, and the Nuveen Proxy Voting Conflicts of Interest Policy for voting the proxies of the Portfolio Companies they manage. The Advisers leverage the expertise and services of an internal group referred to as Nuveen’s Stewardship Group to administer the Advisers’ proxy voting. The Stewardship Group adheres to the Advisers’ Proxy Voting Guidelines which are reasonably designed to ensure that the Advisers vote client securities in the best interests of the Advisers’ clients

This Policy applies to Nuveen associates acting on behalf of Nuveen Asset Management, LLC, (“NAM”), Teachers Advisors, LLC, (“TAL”) and TIAA-CREF Investment Management, LLC (“TCIM”), each an “Adviser” and collectively referred to as the “Advisers”

Policy Statement

Proxy voting is a key component of a Portfolio Company’s corporate governance program and is the primary method for exercising shareholder rights and articulating Nuveen’s position on the Portfolio Company’s behavior in an effort to enhance long-term shareholder value. Nuveen makes informed voting decisions in compliance with Rule 206(4)-6 (the “Rule”) of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and applicable laws and regulations, (e.g., the Employee Retirement Income Security Act of 1974, “ERISA”).

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FORUM INVESTMENT GROUP 240 Saint Paul Street, Suite 400 | Denver, CO 80206 | P: 303.501.8860 | F: 303.296.4212 | FORUMIG.COM

Enforcement

As provided in the TIAA Code of Business Conduct, all associates are expected to comply with applicable laws and regulations, as well as the relevant policies, procedures and compliance manuals that apply to Nuveen’s business activities. Violation of this Policy may result in disciplinary action up to and including termination of employment.

Terms and Definitions

Advisory Personnel includes the Adviser’s portfolio managers and research analysts.

Proxy Voting Guidelines (the ‘’Guidelines’’) are a set of pre-determined principles setting forth the manner in which the Advisers intend to vote on specific voting categories, and serve to assist clients, Portfolio Companies, and other interested parties in understanding how the Advisers generally intend to vote on proxy-related matters. The Guidelines are not exhaustive and do not necessarily dictate how the Advisers will ultimately vote with respect to any proposal or resolution. While the Guidelines are developed, maintained, and implemented by the Stewardship Group, and reviewed by the Nuveen Proxy Voting Committee, the portfolio managers of the Advisers maintain the ultimate authority with respect to how proxies will be voted and may determine to vote contrary to the Guidelines if such portfolio manager believes it is in the best interest of the respective Adviser’s clients to do so.

Portfolio Company refers to any publicly traded operating company held in an account that is managed by an Adviser or a Nuveen Affiliated Entity. For the avoidance of doubt, Portfolio Company excludes investment companies.

Policy Requirements

Investment advisers, in accordance with the Rule, are required to (i) adopt and implement written policies and procedures that are reasonably designed to ensure that proxies are voted in the best interest of clients, and address resolution of material conflicts that may arise, (ii) describe their proxy voting procedures to their clients and provide copies on request, and (iii) disclose to clients how they may obtain information on how the Advisers voted their proxies. Portfolio Companies may obtain information on how many shares the Advisers hold through regulatory filings and in public reports.

The Nuveen Proxy Voting Committee (the “Committee”), the Advisers, the Stewardship Group and Nuveen Compliance are subject to the respective requirements outlined below under Roles and Responsibilities.

Although it is the general policy to vote all applicable proxies received in a timely fashion with respect to securities selected by an Adviser for current clients, the Adviser may refrain from voting in certain circumstances where such voting would be disadvantageous, materially burdensome or impractical, or otherwise inconsistent with the overall best interest of clients.

Roles and Responsibilities

Nuveen Proxy Voting Committee

The purpose of the Committee is to establish a governance framework to oversee the proxy voting activities of the Advisers in accordance with the Policy. The Committee’s voting members will be comprised from Research, the Advisers, and the Stewardship Group. Non-voting members will be comprised from Nuveen Legal, Nuveen Compliance, Nuveen Advisory Product, and Nuveen Investment Risk. The Committee may invite others on a standing, routine and/or an ad hoc basis to attend Committee meetings. The CCOs of the CREF Funds and the Nuveen Funds shall be standing, non-voting invitees. The Committee has delegated responsibility for the implementation and ongoing administration of the Policy to the Stewardship Group, subject to the Committee’s ultimate oversight and responsibility as outlined in the Committee’s Proxy Voting Charter.

Advisers

1.     Advisory Personnel maintain the ultimate decision-making authority with respect to how proxies will be voted, unless otherwise instructed by a client, and may determine to vote contrary to the Guidelines and/or a vote recommendation of the Stewardship Group if such Advisory Personnel determines it is in the best interest of the Adviser’s clients to do so. The rationale for all such contrary vote determinations will be documented and maintained.

SAI Dated April 30, 2026	B-2
FORUM INVESTMENT GROUP 240 Saint Paul Street, Suite 400 | Denver, CO 80206 | P: 303.501.8860 | F: 303.296.4212 | FORUMIG.COM

2.    When voting proxies for different groups of client accounts, Advisory Personnel may vote proxies held by the respective client accounts differently depending on the facts and circumstances specific to such client accounts. The rationale for all such vote determinations will be documented and maintained.

3.    Advisory Personnel must comply with the Nuveen Proxy Voting Conflicts of Interest Policy with respect to potential material conflicts of interest.

Nuveen Stewardship Group

1.    Performs day-to-day administration of the Advisers’ proxy voting processes.

2.    Seeks to vote proxies in adherence to the Guidelines, which have been constructed in a manner intended to align with the best interests of clients. In applying the Guidelines, the Stewardship Group, on behalf of the Advisers, takes into account several factors, including, but not limited to:

•     Input from Advisory Personnel

•     Third party research

•     Specific Portfolio Company context, including environmental, social and governance practices, and financial performance.

3.    Assists in the development of securities lending recall protocols in cooperation with the Securities Lending Committee.

4.    Performs Form N-PX filings in accordance with regulatory requirements.

5.    Delivers copies of the Advisers’ Policy to clients and prospective clients upon request in a timely manner, as appropriate.

6.    Assists with the disclosure of proxy votes as applicable on corporate websites and elsewhere as required by applicable regulations.

7.    Prepares reports of proxies voted on behalf of the Advisers’ investment company clients to their Boards or committees thereof, as applicable.

8.    Performs an annual vote reconciliation for review by the Committee.

9.    Arranges the annual service provider due diligence of proxy voting vendors, including a review of the service provider’s potential conflicts of interests, and presents the results to the Committee.

10.  Facilitates quarterly Committee meetings, including agenda and meeting minute preparation.

11.  Complies with the Nuveen Proxy Voting Conflicts of Interest Policy with respect to potential material conflicts of interest.

12.  Creates and retains certain records in accordance with Nuveen’s Record Management program.

13.  Oversees the proxy voting service provider with respect to its responsibilities, including making and retaining certain records as required under applicable regulation.

Nuveen Compliance

1.    Seeks to ensure proper disclosure of Advisers’ Policy to clients as required by regulation or otherwise.

2.    Seeks to ensure proper disclosure to clients of how they may obtain information on how the Advisers voted their proxies.

3.    Assists the Stewardship Group with arranging the annual service provider due diligence and presenting the results to the Committee.

4.    Assesses regulatory developments, pronouncements and guidance notes in coordination with Legal partners to determine policy and process implications. Shares assessment results with the Committee.

5.    Monitors for compliance with this Policy and retains records relating to its monitoring activities pursuant to Nuveen’s Records Management program.

SAI Dated April 30, 2026	B-3
FORUM INVESTMENT GROUP 240 Saint Paul Street, Suite 400 | Denver, CO 80206 | P: 303.501.8860 | F: 303.296.4212 | FORUMIG.COM

Nuveen Legal

1.    Provides legal guidance as requested.

Governance

Review and Approval

This Policy will be reviewed at least annually and will be updated sooner if substantive changes are necessary. The Policy Owner, the Committee and the NEFI Compliance Committee are responsible for the review and approval of this Policy.

Implementation

Nuveen has established the Committee to provide centralized management and oversight of the proxy voting process administered by the Stewardship Group for the Advisers in accordance with its Proxy Voting Committee Charter and this Policy.

Exceptions

Any request for a proposed exception or variation to this Policy will be submitted to the Committee for approval and reported to the appropriate governance committee(s), where appropriate.

Related Documents

•     Nuveen Proxy Voting Committee Charter

•     Nuveen Proxy Voting Guidelines

•     Nuveen Proxy Voting Conflicts of Interest Policy and Procedures

•     Nuveen Policy Statement on Responsible Investing

SAI Dated April 30, 2026	B-4
FORUM INVESTMENT GROUP 240 Saint Paul Street, Suite 400 | Denver, CO 80206 | P: 303.501.8860 | F: 303.296.4212 | FORUMIG.COM

FORUM REAL ESTATE INCOME FUND

PART C — OTHER INFORMATION

Item 25.     Financial Statements and Exhibits

Financial Statements

Part A:	Financial Highlights.
Part B:

Incorporated by reference to the Fund’s annual report for the period ended December 31, 2025, filed electronically pursuant to Rule 30b-2 under the Investment Company Act of 1940.

Incorporated by reference to the Fund’s semi-annual report for the period ended June 30, 2025, filed electronically pursuant to Rule 30b-2 under the Investment Company Act of 1940.

Exhibits

(a)(1)	Certificate of Trust(1)
(a)(2)	Agreement and Declaration of Trust(1)
(a)(3)	Amended and Restated Agreement and Declaration of Trust of the Registrant, dated August 1, 2022(5)
(a)(4)	Amendment No. 1 to the Amended and Restated Agreement and Declaration of Trust(7)
(b)(1)	Bylaws of Registrant(1)
(b)(2)	Amended and Restated Bylaws of Registrant(5)
(b)(3)	Second Amended and Restated Bylaws of the Registrant(11)
(c)	Not applicable
(d)(1)	See portions of Amended and Restated Agreement and Declaration of Trust relating to shareholders’ rights.
(d)(2)	See portions of Second Amended and Restated Bylaws relating to shareholders’ rights.
(e)	Not applicable
(f)	Not applicable
(g)(1)	Investment Management Agreement with Forum Capital Advisors LLC(1)
(g)(2)	Amended and Restated Investment Management Agreement with Forum Capital Advisors LLC(5)
(g)(3)	Form of Transfer and Assumption Agreement between Forum Capital Advisors LLC and FREIF Advisors LLC(11)
(g)(4)	Sub-Advisory Agreement with Nuveen Asset Management, LLC(11)
(g)(5)	Amended and Restated Sub-Advisory Agreement with Nuveen Asset Management, LLC(11)
(h)(1)	Distribution Agreement between the Registrant and Foreside Fund Services, LLC (the “Distributor”)(5)
(h)(2)	Amendment No. 1 to Distribution Agreement between the Registrant and the Distributor(9)
(h)(3)	Amendment No. 2 to Distribution Agreement between the Registrant and the Distributor(10)
(h)(4)	Form of Dealer Agreement between the Registrant and the Distributor(5)
(h)(5)	Amended and Restated Shareholder Servicing Plan(10)
(h)(6)	Amended and Restated Multiple Class Plan(10)
(h)(7)	Amended and Restated Distribution and Shareholder Servicing (12b-1) Plan(10)
(i)	Not applicable
(j)	Custody Agreement between the Registrant and UMB Bank, N.A.(1)
(k)(1)	Fourth Amended and Restated Expense Limitation Agreement(10)
(k)(2)	Principal Financial Officer and Chief Compliance Officer Services Agreement between the Registrant and PINE Advisor Solutions, LLC(8)
(k)(3)	Transfer Agency Agreement with UMB Fund Services Inc.(5)
(k)(4)	Administration and Accounting Agreement with UMB Fund Services Inc.(5)
(k)(5)	Credit Agreement between the Registrant, each of the guarantors party thereto, each of the lenders party thereto, and CIBC Bank USA, dated March 30, 2026(2)
(l)(1)	Opinion and Consent of Morrison & Foerster LLP(6)
(l)(2)	Consent of Morrison & Foerster LLP(2)

(m)	Not applicable
(n)	Consent of Registrant’s independent registered public accounting firm(2)
(o)	Not applicable
(p)	Not applicable
(r)(1)	Code of Ethics of the Registrant(1)
(r)(2)	Code of Ethics of the Adviser(10)
(r)(3)	Code of Ethics of the Sub-Adviser(11)
(s)	Not applicable
(t)	Powers of Attorney for Darren Fisk, Brien Biondi, Julie Cooling, and Jay Hummel(11)

____________

(1)      Filed with Registrant’s registration statement under the Investment Company Act on Form N-2 dated April 27, 2021 and incorporated herein by reference.

(2)      Filed herewith.

(3)      Filed with pre-effective amendment no. 1 to the Registrant’s registration statement under the Securities Act of 1933, dated August 12, 2022 and incorporated herein by reference.

(4)      Filed with Registrant’s registration statement under the Securities Act of 1933 on Form N-2 dated June 14, 2022 and incorporated herein by reference.

(5)      Filed with pre-effective amendment no. 2 to the Registrant’s registration statement under the Securities Act of 1933, dated September 13, 2022 and incorporated herein by reference.

(6)      Filed with pre-effective amendment no. 3 to the Registrant’s registration statement under the Securities Act of 1933, dated September 26, 2022 and incorporated herein by reference.

(7)      Filed with post-effective amendment no. 1 to the Registrant’s registration statement under the Securities Act of 1933, dated April 28, 2023 and incorporated herein by reference.

(8)      Filed with post-effective amendment no. 2 to the Registrant’s registration statement under the Securities Act of 1933, dated April 26, 2024 and incorporated herein by reference.

(9)      Filed with post-effective amendment no. 3 to the Registrant’s registration statement under the Securities Act of 1933, dated August 19, 2024 and incorporated herein by reference.

(10)    Filed with post-effective amendment no. 4 to the Registrant’s registration statement under the Securities Act of 1933, dated October 16, 2024 and incorporated herein by reference.

(11)    Filed with post-effective amendment no. 7 to the Registrant’s registration statement under the Securities Act of 1933, dated February 27, 2026 and incorporated herein by reference.

Item 26.     Marketing Arrangements

The information contained under the heading “Plan of Distribution” in the prospectus is incorporated herein by reference and any information concerning any underwriters for a particular offering will be contained in a prospectus supplement related to that offering.

Item 27.     Other Expenses of Issuance and Distribution

Not applicable.

Item 28.     Persons Controlled by or Under Common Control with Registrant

No person is directly or indirectly under common control with the Registrant, except that the Registrant may be deemed to be controlled by FREIF Advisors LLC (the “Adviser”), the investment adviser to the Registrant. The Adviser was formed under the laws of the State of Delaware in 2026. Additional information regarding the Adviser is set out in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-135467).

Item 29.     Number of Holders of Securities

Set forth below is the number of record holders as of April 1, 2026, of each class of securities of the Fund.

Title of Class	Number of Record Holders
Class K Shares	4
Class I Shares	2,142
Founders Shares	741

Item 30.     Indemnification

Reference is made to Article VIII Sections 8.1 through 8.4, of the Registrant’s Amended and Restated Agreement and Declaration of Trust which is incorporated by reference herein.

The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31.     Business and Other Connections of Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the Adviser of the Registrant, and each member, director, executive officer, or partner of any such registered investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in Part B of this Registration Statement in the section entitled “Management of the Fund.” Additional information as to each member, director, executive officer, or partner of the Adviser is included in its Form ADV as filed with the Securities and Exchange Commission (File No. 801-135467) and is incorporated herein by reference.

A description of any other business, profession, vocation, or employment of a substantial nature in which the Sub-Adviser of the Registrant, and each member, director, executive officer, or partner of any such registered investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in Part B of this Registration Statement in the section entitled “Management of the Fund.” Additional information as to each member, director, executive officer, or partner of the Sub-Adviser is included in its Form ADV as filed with the Securities and Exchange Commission (File No. 801-71957), and is incorporated herein by reference.

Item 32.     Location of Accounts and Records

UMB Fund Services Inc., the Fund’s administrator, maintains certain required accounting related and financial books and records of the Registrant at 235 W Galena Street, Milwaukee, WI 53212-3948. Foreside Fund Services, LLC, the Fund’s Distributor, maintains certain required distribution related books and records of the Registrant at 190 Middle Street, Suite 301, Portland, Maine 04101. UMB Bank, N.A., the Fund’s custodian, maintains certain required accounting related and financial books and records of the Registrant at 928 Grand Boulevard, 10th Floor, Kansas City, MO 64106. The other required books and records are maintained by the Adviser at 240 Saint Paul Street, Suite 400, Denver, CO 80206.

Item 33.     Management Services

Not Applicable.

Item 34.     Undertakings

1.      Not applicable.

2.      Not applicable.

3.      The Registrant undertakes:

a.      to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)    To include any prospectus required by Section 10(a)(3) of the 1933 Act.

(2)    To reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

b.      That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

c.      To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

d.      Each prospectus filed pursuant to Rule 424(b) under the 1933 Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e.      That for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)    any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the 1933 Act;

(2)    the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)    any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.      Not applicable.

5.      Not applicable.

6.      Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

7.      The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, its prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Denver, State of Colorado, on the 24th day of April, 2026.

Forum Real Estate Income Fund
By:	/s/ Darren Fisk
Darren Fisk
Trustee, Chairman, and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Edie Suhr	President, Principal Executive Officer	April 24, 2026
Edie Suhr
/s/ Derek Mullins	Treasurer, Principal Financial Officer and	April 24, 2026
Derek Mullins	Principal Accounting Officer
/s/ Darren Fisk	Trustee, Chairman, and Chief Executive Officer	April 24, 2026
Darren Fisk
/s/ Brien Biondi*	Trustee	April 24, 2026
Brien Biondi
/s/ Julie Cooling*	Trustee	April 24, 2026
Julie Cooling
/s/ Jay Hummel*	Trustee	April 24, 2026
Jay Hummel
*By:	/s/ Edie Suhr
Edie Suhr

____________

*        Messrs. Biondi and Hummel and Ms. Cooling pursuant to powers of attorney filed with Post-Effective Amendment No. 7 to the Registrant’s registration statement on Form N-2 filed February 27, 2026.

Exhibit Index

(k)(5)	Credit Agreement between the Registrant, each of the guarantors party thereto, each of the lenders party thereto, and CIBC Bank USA, dated March 30, 2026
(l)(2)	Consent of Morrison & Foerster LLP
(n)	Consent of Registrant’s independent registered public accounting firm